Exhibit 2.1

Execution Version

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE REDACTED PORTIONS OF THIS EXHIBIT. THE REDACTIONS ARE INDICATED WITH “[**]”. A COMPLETE VERSION OF THIS EXHIBIT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PACIRA PHARMACEUTICALS, INC.

PS MERGER, INC.

MYOSCIENCE, INC.

AND

FORTIS ADVISORS LLC, AS THE SECURITYHOLDERS’ REPRESENTATIVE

MARCH 4, 2019

i

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 4, 2019, is entered into by and among Pacira Pharmaceuticals, Inc., a Delaware corporation (“Parent”), PS Merger, Inc., a Delaware corporation (“Merger Sub”), MyoScience, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as the securityholders’ representative (the “Securityholders’ Representative”). Parent, Merger Sub, the Company, and, except with respect to Articles VI and VII, the Securityholders’ Representative are sometimes referred to in this Agreement individually as a “Party,” and collectively as the “Parties.” Capitalized terms used herein will have the meanings ascribed to them in Exhibit A, unless such terms are defined elsewhere in this Agreement.

RECITALS

WHEREAS, Parent owns all of the outstanding shares of capital stock of Merger Sub;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Person set forth on Schedule 6.3(n) is entering into an offer letter (the “Signing Date Offer Letter”) that shall become effective at the Effective Time;

WHEREAS, the Board of Directors of Parent has unanimously (a) determined that it is in the best interests of its stockholders for Parent to acquire the Company and (b) approved this Agreement, the merger of Merger Sub with and into the Company (the “Merger”), and Other Transactions, in each case, on the terms and subject to the conditions set forth in this Agreement and the other Transaction Documents; and

WHEREAS, the Company Board and the Board of Directors of Merger Sub, in each case, in accordance with the DGCL, has authorized, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants, obligations and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
MERGER

Section 1.1                                         The Merger. At the Effective Time and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of the DGCL, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent. The Company, as the surviving corporation in the Merger, is hereinafter referred to as the “Surviving Corporation.” The Merger will, from and after the Effective Time, have all the effects of a merger under the applicable provisions of the DGCL.

Section 1.2                                   Closing. Subject to any earlier termination of this Agreement pursuant to Article VII, the closing of the Merger and Other Transactions (the “Closing”) will take place at 10:00 a.m., local time, at the offices of Perkins Coie LLP, 30 Rockefeller Plaza, 22nd Floor, New York, New York 10112-0085, on the second Business Day after the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Merger and Other Transactions set forth in Sections 6.1, 6.2 and 6.3 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition at the Closing) or such other date, time or place as the Parties may determine (the actual date on which the Closing occurs being the “Closing Date”). To the extent the Parties agree, documents may be delivered at the Closing by email, facsimile or other electronic means.

Section 1.3                                   Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Closing, a certificate of merger (the “Certificate of Merger”) prepared by the Parties before the Closing Date will be executed, acknowledged and delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL. The Merger will become effective upon the later of the acceptance for filing of the Certificate of Merger by the Secretary of State of the State of Delaware or at such later time as is provided in the Certificate of Merger (the “Effective Time,” and the date of the Effective Time, the “Effective Date”). The Parties will make all other filings, recordings or publications required by the DGCL in connection with the Merger.

Section 1.4                                   Effect of the Merger. From and after the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5                                         Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)                                 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of Surviving Corporation therein will be changed to MyoScience, Inc., and the name and address of the incorporator may be removed) as set forth in Exhibit B.

(b)                                 Bylaws. At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time will be amended and restated to be the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of Surviving Corporation therein will be changed to MyoScience, Inc.).

Section 1.6                                         Directors and Officers of the Surviving Corporation.

(a)                                 Directors. Immediately after the Effective Time, the directors of Merger Sub immediately before the Effective Time will be the directors of the Surviving Corporation until the earlier of their respective deaths, resignations or removals or until their respective successors are duly elected and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, as the case may be.

(b)                                 Officers. Immediately after the Effective Time, the officers of Merger Sub immediately before the Effective Time will be the officers of the Surviving Corporation until the earlier of their respective deaths, resignations or removals or until their respective successors are duly appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, as the case may be.

Section 1.7                                         Effect on Capital Stock.

(a)                                 Conversion of Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Person, all issued and outstanding shares of Company Capital Stock (other than Appraisal Shares) will no longer be outstanding and will be canceled and retired automatically and will cease to exist, and each Stockholder will cease to have any rights with respect thereto, except, in the case of holders of Series G Preferred Stock, Series F Preferred Stock and Carve-Out Common Stock, the right to receive its respective portion of the Merger Consideration, payable in accordance with and in the manner provided by this Article I and subject to the limitations and conditions in this Article I.

(b)                                 Conversion of Capital Stock of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation, which will be the only share of capital stock of the Surviving Corporation issued and outstanding immediately after the Effective Time. The stock certificate of Merger Sub evidencing ownership of any such shares of common stock will evidence ownership of such share of capital stock of the Surviving Corporation.

(c)                                  Appraisal Rights.

(i)                                     Subject to clause (ii) of this Section 1.7(c), notwithstanding any other provision of this Agreement to the contrary, Appraisal Shares will not be converted as provided in Section 1.7(a), but instead shall be canceled and cease to exist, and the holder thereof will be entitled only to such rights as are granted by the DGCL.

(ii)                                  Notwithstanding the provisions of clause (i) of this Section 1.7(c), if any holder of Appraisal Shares effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to appraisal under the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to appraisal, then, as of the occurrence of such event, the right of such holder to an appraisal of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted (without any interest) at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 1.7(a).

(iii)                               The Company will comply with the provisions of Section 262 of the DGCL that are required to be complied with prior to the Effective Time to the reasonable satisfaction of Parent. The Company will give Parent (A) prompt written notice of any written demands for payment of the fair value of any shares of Company Capital Stock, withdrawals of such demands and any other instruments served on or otherwise delivered to the Company pursuant to Section 262 of the DGCL relating to the Merger, and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Section 262 of the DGCL. Except with the prior written consent of Parent, the Company will not voluntarily make any payment with respect to any demands for payment, or compromise, settle or offer to settle, any such demands, or approve any withdrawal of any such demand.

(iv)                              Notwithstanding the foregoing, (A) to the extent that Parent, the Surviving Corporation or the Company makes any payment or payments in respect of any Appraisal Shares in excess of the value of the Merger Consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, or (B) if Parent or the Surviving Corporation incur any Damages (including attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any Proceeding) in respect of any Appraisal Shares (excluding payments for such shares) (payments made or Damages incurred as described in clauses (A) and (B) are referred to herein as “Appraisal Share Payments”), Parent will be entitled to recover under the terms of Article VIII the amount of such Appraisal Share Payments.

(d)                                 Cancellation of Company Capital Stock Owned by the Company. As of the Effective Time, by virtue of the Merger and without any action on the part of any Person, all shares of Company Capital Stock that are owned by the Company (as treasury stock or otherwise) immediately prior to the Effective Time (the “Excluded Shares”) will be canceled and extinguished without any conversion thereof, and no consideration will be paid or delivered in exchange therefor.

Section 1.8                                         Company Options.

(a)                                 Vesting and Cancellation of Qualifying Company Options. Prior to the Effective Time, the Company Board (or, if applicable, a committee of the Company Board) will take such actions as are necessary to cause each outstanding Company Option to be treated as contemplated by this Section 1.8(a). Effective as of immediately prior to the Effective Time, the Company will terminate and cancel each Qualifying Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, and each Qualifying Option Holder will be entitled to receive from Parent or the Surviving Corporation, the consideration set forth in Section 1.8(b) for each Qualifying Company Option held by such Qualifying Option Holder, subject to such Qualifying Option Holder’s fulfillment of the requirements set forth in this Section 1.8. In order to receive payment for a Qualifying Company Option in accordance with this Article I, a Qualifying Option Holder must provide Parent with a duly completed and validly executed letter of transmittal in the form of Exhibit C attached hereto by the deadline set forth therein (each, an “Option Holder Transmittal Letter”). Promptly after the date hereof, the Company will provide each Qualifying Option Holder with the form of Option Holder Transmittal Letter for completion by such Qualifying Option Holder.

(b)                                 Initial Payment of Option Consideration. After the Effective Time, as soon as practicable, but in no event later than 30 days following the receipt of each Qualifying Option Holder’s duly completed and validly executed Option Holder Transmittal Letter, Parent or the Surviving Corporation will pay or cause to be paid to each Qualifying Option Holder (without any interest), with respect to each Qualifying Company Option held by such Qualifying Option Holder, an amount in cash equal to the product of (i) the number of shares of Company Capital Stock for which such Qualifying Company Option was exercisable immediately prior to the Effective Time (after taking into account any vesting acceleration applicable to such Qualifying Company Option immediately prior to the Effective Time) multiplied by (ii) the Qualifying Company Option Merger Consideration Per Share less (iii) applicable withholdings and payroll Taxes.

(c)                                  Treatment of Other Company Options. All Company Options that are outstanding immediately prior to the Effective Time (whether vested or unvested) and that are not Qualifying Company Options or that are Qualifying Company Options that do not vest and become exercisable in connection with the Transaction will not be assumed by either the Surviving Corporation or Parent (within the meaning of the applicable Company Incentive Plan) and will automatically terminate and cease to be outstanding as of immediately prior to the Effective Time without any further action by the holder thereof in accordance with the terms of the applicable Company Incentive Plan or any agreement evidencing such Company Options, as applicable, without the payment of any consideration in respect thereof.

(d)                                 Required Actions. Prior to the Effective Time, the Company will take all actions (i) necessary or desirable to provide for and give effect to the transactions contemplated by this Section 1.8 and (ii) necessary to terminate each Company Incentive Plan effective as of the Effective Time. The Company will provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions, written communications to any participant under any Company Incentive Plan and other written actions as may be required or desirable to give effect to the provisions of this Section 1.8.

(e)                                  Payment Mechanics.  All payments of the portion of Merger Consideration under the provisions of this Section 1.8 in respect of Qualifying Company Options to which the holders of Qualifying Company Options are entitled shall be made (i) by Parent or Surviving Corporation to all such Persons who are current employees of the Company (as determined at the time an amount becomes payable) as soon as practicable, but in no event later than thirty (30) days, following the later of (A) receipt of all requisite documentation or (B) the date such payments of the applicable portion of the Merger Consideration is made to Stockholders and (ii) by the Paying Agent for all other such Persons as soon as practicable, but in no event later than thirty (30) days, following the later of (A) receipt of all requisite documentation or (B) the date such payments of the applicable portion of the Merger Consideration is made to Stockholders; provided, however, that the initial payment of Merger Consideration under the provisions of this Section 1.8(a) shall be made to former employees of the Company by Surviving Corporation to the extent practicable under a Surviving Corporation payroll account.

Section 1.9                                         [Reserved].

Section 1.10                                  Company Warrants.

(a)                                 Termination of Company Warrants. Prior to the Effective Time, the Company shall cause each Qualifying Company Warrant that is outstanding and unexercised as of the date of this Agreement to be terminated as of immediately prior to the Effective Time pursuant to a warrant cancellation agreement in the form of Exhibit D attached hereto (each, a “Warrant Cancellation Agreement”), and, upon the termination thereof, be converted into the right to receive the consideration set forth in Section 1.10(b), subject to the applicable Qualifying Warrant Holder’s fulfillment of the requirements set forth in this Section 1.10.  Neither the Surviving Corporation nor Parent will assume any Company Warrant that is outstanding immediately prior to the Effective Time, whether or not then exercisable, and the Company will take any and all action necessary or appropriate to cause all Company Warrants to be terminated prior to the Effective Time. Promptly after the date hereof, the Company will provide each Qualifying Warrant Holder with the form of Warrant Cancellation Agreement for completion by such Qualifying Warrant Holder.

(b)                                 Initial Payment of Warrant Consideration. In order to receive payment for a Qualifying Company Warrant in accordance with this Article I, each Qualifying Warrant Holder must provide the Company with a duly completed and validly executed Warrant Cancellation Agreement and each Qualifying Company Warrant. After the Effective Time, Parent or the Surviving Corporation will cause the Paying Agent to pay to each Qualifying Warrant Holder that has delivered to the Company a duly executed Warrant Cancellation Agreement and each Qualifying Company Warrant covered thereby, with respect to each Qualifying Company Warrant, an amount of cash equal to the product of (i) the number of shares of Company Capital Stock for which such Qualifying Company Warrant was exercisable immediately prior to the Effective Time multiplied by (ii) the Qualifying Company Warrant Merger Consideration Per Share.

Section 1.11                                  Merger Consideration. The aggregate Merger consideration (the “Merger Consideration”) payable by Parent to the Escrow Participants in connection with the Merger and Other Transactions will be an amount equal to the sum of:

(a)                                 $120,000,000; plus

(b)                                 the amount of Cash and Cash Equivalents; plus

(c)                                  if the Net Working Capital as of the close of business on the last Business Day preceding the Closing Date exceeds the Target Net Working Capital Amount, the amount by which the Net Working Capital as of the close of business on the last Business Day preceding the Closing Date exceeds the Target Net Working Capital Amount; minus

(d)                                 if the Net Working Capital as of the close of business on the last Business Day preceding the Closing Date is less than the Target Net Working Capital Amount, the amount by which the Target Net Working Capital Amount exceeds the Net Working Capital as of the close of business on the last Business Day preceding the Closing Date; minus

(e)                                  the employer portion of any employment Taxes imposed with respect to (A) the acceleration, exercise or cancellation of Company Options or payment of any portion of the Merger Consideration with respect to Qualifying Company Options, (B) any Change of Control Liabilities  (other than the employer portion of any employment Taxes imposed with respect to the Parent Severance Portion) and (C) any similar payments of compensation arising in connection with the Merger and Other Transactions (the “Employer Tax Portion”); minus

(f)                                   the amount required to discharge in full the Company Debt that is outstanding as of immediately prior to Closing; minus

(g)                                  the amount of any Change of Control Liabilities; minus

(h)                                 the amount required as of immediately prior to the Closing to discharge in full the unpaid Company Transaction Expenses (the amount after giving effect to subclauses (a) through (h), the “Cash Consideration”); plus

(i)                                     the Milestone Payments, if any become payable pursuant to Section 1.15.

Section 1.12                                  Merger Consideration Payments.

(a)                                 Pre-Closing Statement. At least three (3) days prior to the Closing Date, the Company will (i) deliver to Parent a statement (the “Pre-Closing Statement”), together with an estimated balance sheet of the Company as of the close of business on the last Business Day preceding the Closing Date (the “Closing Balance Sheet”), in each case, in form and substance reasonably satisfactory to Parent, setting forth the Company’s good faith estimates and calculation of the Merger Consideration (the “Closing Merger Consideration”), including the amounts of Cash and Cash Equivalents, the Employer Tax Portion, the Company Debt, the Change of Control Liabilities, the Liabilities set forth on Schedule 1.5, the unpaid Company Transaction Expenses as of immediately prior to the Closing and the Net Working Capital as of the close of business on the last Business Day preceding the Closing Date (including a reasonably detailed calculation of the amounts and the elements thereof), and (ii) provide Parent reasonable access to any reasonable supporting documentation for such calculations.

(b)                                 Priority of Initial Payments. After the Effective Time, as soon as practicable following the delivery and receipt of each Qualifying Stockholder’s duly completed and validly executed Stockholder Transmittal Letter and surrender of Company Certificates in accordance with Section 1.18, Parent shall cause the Paying Agent to distribute an amount (the “Initial Payment”) equal to (x) the Cash Consideration less (y) the sum of the Escrow Amounts and the Reserve Fund, to each such Qualifying Stockholder in the following priority consistent with the terms of the Company Certificate of Incorporation, subject to Section 4.10(c), provided that for purposes of the priority of the Initial Payment (but not the amount of the Initial Payment actually made by Parent), the Aggregate Qualifying Warrant Exercise Price shall be added to the calculation in determining such priority:

(i)                                     First, prior and in preference to any payment of the Initial Payment to the holders of shares of Series G Preferred Stock or Series F Preferred Stock or holders of Qualifying Company Options or Qualifying Company Warrants, the holders of shares of Carve-Out Common Stock shall be entitled to receive with respect to each share of Carve-Out Common Stock, other than any Appraisal Share, an amount equal to the Carve-Out Common Merger Consideration Per Share;

(ii)                                  Second, after payment, or setting aside for payment, to the holders of shares of Carve-Out Common Stock, the full amount specified in clause (i) above, the holders of shares of Series G Preferred Stock shall be entitled to receive with respect to each share of Series G Preferred Stock, $0.0001 par value per share (the “Series G Preferred Stock”), other than any Appraisal Share, an amount equal to the First Series G Payment;

(iii)                               Third, after payment, or setting aside for payment, to the holders of shares of Series G Preferred Stock, the full amount specified in clause (ii) above, the holders of shares of Series F Preferred Stock shall be entitled to receive with respect to each share of Series F Preferred Stock, $0.0001 par value per share (the “Series F Preferred Stock”), other than any Appraisal Share, an amount equal to the First Series F Payment;

(iv)                              Fourth, after payment, or setting aside for payment, to the holders of shares of Series F Preferred Stock, the full amount specified in clause (iii) above, the holders of shares of Series G Preferred Stock shall be entitled to receive with respect to each share of Series G Preferred Stock, an amount equal to the Second Series G Payment (together with the First Series G Payment, the “Series G Payments”); and

(v)                                 Fifth, after payment, or setting aside for payment, to the holders of shares of Series G Preferred Stock, the full amount specified in clause (iv) above, the holders of shares of Series F Preferred Stock shall be entitled to receive with respect to each share of Series F Preferred Stock, an amount equal to the Second Series F Payment (together with the First Series F Payment, the “Series F Payments”).

(c)                                  Priority of Additional Payments. All payments of Current Merger Consideration, except for the Initial Payment, under this Agreement (whether payments of Milestone Payments or any amounts released to the Securityholders from the Escrow Amounts from time to time pursuant to the terms of this Agreement and the Escrow Agreement or any amounts released to the Securityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, collectively “Additional Payments”) shall be made in the following priority, consistent with the terms of the Company Certificate of Incorporation:

(i)                                     First, prior and in preference to any payment of Current Merger Consideration to the holders of shares of Series G Preferred Stock or Series F Preferred Stock, or Qualifying Company Warrants, the holders of shares of Carve-Out Common Equivalents shall be entitled to receive with respect to each share of Carve-Out Common Stock Equivalent, other than any Appraisal Share, an amount equal to the Carve-Out Common Merger Consideration Per Share;

(ii)                                  Second, after payment, or setting aside for payment, to the holders of shares of Carve-Out Common Stock Equivalents, the full amount specified in clause (i) above, the holders of shares of Series G Equivalents shall be entitled to receive with respect to each share of Series G Preferred Stock other than any Appraisal Share, an amount equal to the First Series G Payment to the extent that the Aggregate First Series G Payment has not yet been paid in full, either as part of the Initial Payment or an Additional Payment;

(iii)                               Third, after payment, or setting aside for payment, to the holders of shares of Series G Equivalents, the full amount specified in clause (ii) above, the holders of shares of Series F Preferred Stock shall be entitled to receive with respect to each share of Series F Preferred Stock, other than any Appraisal Share, an amount equal to the First Series F Payment, to the extent that the Aggregate First Series F Payment has not yet been paid in full, either as part of the Initial Payment or an Additional Payment;

(iv)                              Fourth, after payment, or setting aside for payment, to the holders of shares of Series F Preferred Stock, the full amount specified in clause (iii) above, the holders of shares of Series G Equivalents shall be entitled to receive with respect to each share of Series G Preferred Stock, an amount equal to the Second Series G Payment, to the extent the Aggregate Second Series G Payment has not yet been paid in full, either as part of the Initial Payment or an Additional Payment; and

(v)                                 Fifth, after payment, or setting aside for payment, to the holders of shares of Series G Equivalents, the full amount specified in clause (iv) above, the holders of shares of Series F Preferred Stock shall be entitled to receive with respect to each share of Series F Preferred Stock, an amount equal to the Second Series F Payment, to the extent the Aggregate Second Series F Payment has not yet been paid in full, either as part of the Initial Payment or an Additional Payment.

(vi)                              For purposes of clarity and in accordance with the Company Certificate of Incorporation, any Additional Payments that become payable to the Securityholders under this Agreement, shall be allocated according to the priority set forth in this Section 1.12(c), only after taking into account the previous payment of the Initial Payment and any previous Additional Payments as part of the same transaction.

(vii)                           Notwithstanding the provisions in this Section 1.12(c), upon the direction of the Securityholders Representative (which shall be given at least three Business Days before any expected payment of any Additional Payment to the Securityholders), an amount shall be deducted from such Additional Payment and paid to the Securityholders Representative to be deposited into the Reserve Fund in an amount equal to $[**] minus the amount then currently existing in the Reserve Fund or such lesser amount requested by the Securityholders’ Representative.

(d)                                 Cancellation of All Other Company Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any Person, all shares of Series E-2 Preferred Stock, Junior Preferred Stock and Common Stock (other than Carve-Out Common Stock) that are issued and outstanding immediately prior to the Effective Time will be canceled and extinguished without any conversion thereof, and no consideration will be paid or delivered in exchange therefor in any respect.

(e)                                  No Further Liabilities. Upon the delivery by Parent of (i) the Paying Agent Deposit to the Paying Agent in accordance with Section 1.18(c), (ii) the Reserve Fund, to the Securityholders’ Representative, subject to and in accordance with Section 1.15(h), (iii) the Escrow Amounts to the Escrow Agent, subject to and in accordance with Section 1.13, and (iv) the Milestone Payments, if any, subject to and in accordance with Section 1.12(c) and Section 1.15, Parent and its affiliates will have no further Liabilities to any Person with respect to the payment of the Merger Consideration or any portion thereof.

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted portions.

Section 1.13                                  Working Capital Adjustment Escrow; Indemnity Escrow.

(a)                                 Promptly after the Effective Time, but in no event later than one Business Day thereafter, the Working Capital Adjustment Escrow Amount will be deposited by Parent in an escrow account separate from the General Indemnity Escrow Account (the “Working Capital Adjustment Escrow Account”) with the Escrow Agent in accordance with the terms of the Escrow Agreement, substantially in the form attached hereto as Exhibit E (the “Escrow Agreement”), which will serve as security (but not as the sole source of recovery) for the Escrow Participants’ payment of any adjustments to the Closing Merger Consideration as set forth in Section 1.14.  The Working Capital Adjustment Escrow Amount will be held in the Working Capital Adjustment Escrow Account until the final determination of the Final Merger Consideration and will be released in accordance with Section 1.14.

(b)                                 Promptly after the Effective Time, but in no event later than one Business Day thereafter, the General Indemnity Escrow Amount will be deposited by Parent in an escrow account (the “General Indemnity Escrow Account”) with the Escrow Agent in accordance with the terms of the Escrow Agreement to secure claims by the Parent Indemnified Persons for indemnification in accordance with Article VIII (including to fund payments related to Appraisal Shares).  The release of the General Indemnity Escrow Amount to the Paying Agent for further distribution to the Escrow Participants, net of the amounts of claims for indemnification that have been noticed or filed under Article VIII, will occur in accordance with the applicable terms hereof in Section 1.8(e), Section 1.12(c), Article VIII and of the Escrow Agreement; provided that in the event of any conflict between this Agreement and the Escrow Agreement, the terms of the Escrow Agreement will control.  For the avoidance of doubt, the General Indemnity Escrow Amount will be in addition to the Working Capital Adjustment Escrow Amount.

Section 1.14                                  Post-Closing Adjustment to Merger Consideration.

(a)                                 Delivery of Final Closing Statement. Following the Closing, the Merger Consideration will be finally determined in accordance with the adjustments and procedures set forth in this Section 1.14 (as finally determined, the “Final Merger Consideration”). As soon as reasonably practicable, but in no event later than the 120th day after the Closing Date, Parent shall prepare and deliver to the Securityholders’ Representative, a balance sheet of the Company as of the close of business on the last Business Day preceding the Closing Date setting forth only those components that are included in the Net Working Capital and the Liabilities set forth on Schedule 1.5 (the “Final Closing Balance Sheet”) and a statement setting forth Parent’s calculation of the Merger Consideration, including the amounts of Cash and Cash Equivalents, the Employer Tax Portion, the Company Debt, the Change of Control Liabilities, the unpaid Company Transaction Expenses as of immediately prior to the Closing and the Net Working Capital as of the close of business on the last Business Day preceding the Closing Date (including a reasonably detailed calculation of the amounts and the elements thereof) (the “Final Closing Statement”).  If Parent does not elect to deliver a Final Closing Balance Sheet and Final Closing Statement within such 120-day period, then the Closing Balance Sheet and the Pre-Closing Statement shall be deemed the final, conclusive and binding Final Closing Balance Sheet and Final Closing Statement.

(b)                                 Review and Objection by Securityholders’ Representative. The Securityholders’ Representative will be entitled to review the Final Closing Balance Sheet and Final Closing Statement, together with relevant supporting work papers and books and records utilized by Parent in preparing the Final Closing Balance Sheet and Final Closing Statement, in each case, of the Surviving Corporation and its representatives, accountants and other advisors, to be provided upon the Securityholders’ Representative’s reasonable request; provided that (i) such review must be conducted at reasonable times during normal business hours, under the reasonable supervision of Parent’s and the Surviving Corporation’s agents and in a manner so as not to unreasonably interfere with the normal business operations of Parent or the Surviving Corporation, (ii) the Securityholders’ Representative will treat all such information as confidential and hereby waives any right to use such information for any purpose other than in connection with the determination of the Final Merger Consideration, and hereby agrees to execute and deliver such customary waivers, non-disclosure agreements, limitations of liability and indemnification as are reasonably requested by Parent to provide access to such books and records and (iii) the costs and expense of such review, including the fees of any third-party advisors, will be borne by the Securityholders’ Representative.  During a period of 45 days after the date the Securityholders’ Representative receives the Final Closing Balance Sheet and Final Closing Statement (the “Objection Period”), if the Securityholders’ Representative disagrees with the Final Closing Balance Sheet and Final Closing Statement, then the Securityholders’ Representative will give written notice (an “Objection Notice”) to Parent within such 45-day period specifying in reasonable detail the Securityholders’ Representative’s disagreement with Parent’s determination of the Final Merger Consideration as set forth in the Final Closing Statement. Any Objection Notice must specify in reasonable detail those items and amounts as to which the Securityholders’ Representative disagrees, and the Securityholders’ Representative and the Securityholders will be deemed to have agreed with all other items and amounts contained in the Final Closing Balance Sheet and Final Closing Statement. If the Securityholders’ Representative does not deliver an Objection Notice within the Objection Period, then the Securityholders’ Representative and the Securityholders will be deemed to have agreed entirely with the determination of the Final Merger Consideration as set forth in the Final Closing Statement.

(c)                                  Resolution of Disputes. If an Objection Notice is duly delivered in accordance with the terms of Section 1.14(b), Parent and the Securityholders’ Representative will, during the 30 days following delivery of the Objection Notice (or shorter as Parent and the Securityholders’ Representative may agree), negotiate in good faith to reach agreement on the disputed items or amounts in order to determine the Final Merger Consideration, which amount must be within the range of the amount thereof shown in the Final Closing Statement and the amount thereof shown in the Objection Notice. If within that 30-day period (or shorter as Parent and the Securityholders’ Representative may agree), Parent and the Securityholders’ Representative are unable to reach agreement on the Final Merger Consideration, they will promptly thereafter mutually agree upon and cause an independent accounting firm of recognized national or regional standing that has no conflict of interest (an “Independent Accounting Firm”) to appoint one or more professionals who are members of or employed by that firm, who are experienced in acting as neutrals to calculate and resolve disputes concerning working capital adjustments (or similar post-closing adjustments) in merger and acquisition transactions to review this Agreement and the disputed items or amounts for the purpose of calculating and to calculate the Final Merger Consideration (it being understood that in making such determination, the Independent Accounting Firm will be functioning as an expert and not as an arbitrator).  If Parent and the Securityholders’ Representative are unable to agree as to such Independent Accounting Firm within 15 days after the conclusion of the 30-day period set forth in the first sentence of this Section 1.14(c), either Parent or the Securityholders’ Representative may request that the American Arbitration Association appoint one or more professionals who are members of or employed by an Independent Accounting Firm meeting the aforementioned requirements to resolve the dispute.  In making its calculation of the Final Merger Consideration, the Independent Accounting Firm appointed by agreement of Parent and the Securityholders’ Representative or the American Arbitration Association, as the case may be, may consider only those items or amounts in the Final Closing Balance Sheet and Final Closing Statement as to which the Securityholders’ Representative disagreed in the Objection Notice.  The Independent Accounting Firm may not determine and its determination shall not resolve any item, amount, matter or dispute other than items or amounts specified in the Objection Notice that are necessary to calculate the amount of the Final Merger Consideration.  The Independent Accounting Firm’s determination of any disputed items or amounts and its calculation of the Final Merger Consideration must be within the range of the amount thereof shown in the Final Closing Statement and the amount thereof shown in the Objection Notice. The Independent Accounting Firm will deliver to Parent and the Securityholders’

Representative, as promptly as practicable (but in all events within 60 days after the Independent Accounting Firm is appointed), a report setting forth, in reasonable detail, its determination of the Final Merger Consideration. Such report will be final and binding upon the Parties and the Securityholders absent manifest error, fraud or criminal misconduct. The cost of the Independent Accounting Firm’s review and report will be borne by Parent and the Securityholders’ Representative (on behalf of the Securityholders) in the same proportion that the dollar amount of the disputed items or amounts that are not resolved in favor of Parent and the Securityholders’ Representative (as applicable) bears to the total dollar amount of items or amounts in dispute resolved by the Independent Accounting Firm. Each of Parent, the Surviving Corporation and the Securityholders’ Representative (on behalf of the Securityholders) will bear all of its other expenses incurred in connection with matters contemplated by this Section 1.14.

(d)           Final Merger Consideration Adjustment Payments. As soon as reasonably practicable, but not more than three Business Days, following the final determination of the Final Merger Consideration under this Section 1.14, in each case in accordance with the Escrow Agreement (i) if the Final Merger Consideration as finally determined is greater than or equal to the Closing Merger Consideration, (A) except as otherwise provided in this Section 1.14(d), Parent will pay to the Paying Agent an amount equal to (1) the amount equal to the Final Merger Consideration minus (2) the Closing Merger Consideration, by wire transfer of immediately available funds (for distribution by the Paying Agent to each Escrow Participant on the basis of such Escrow Participant’s Allocable Portion), and (B) Parent and the Securityholders’ Representative shall direct the Escrow Agent by joint written instruction to pay the Working Capital Adjustment Escrow Amount to the Paying Agent by wire transfer of immediately available funds (for further distribution to each Escrow Participant on the basis of such Escrow Participant’s Allocable Portion); (ii) if the Final Merger Consideration as finally determined is equal to the Closing Merger Consideration, Parent and the Securityholders’ Representative shall direct the Escrow Agent by joint written instruction to pay the Working Capital Adjustment Escrow Amount to the Paying Agent by wire transfer of immediately available funds (for further distribution to each Escrow Participant on the basis of such Escrow Participant’s Allocable Portion); (iii) if the Final Merger Consideration is less than the Closing Merger Consideration (such amount, the “Shortfall Amount”) by an amount less than or equal to the Working Capital Adjustment Escrow Amount, Parent and the Securityholders’ Representative shall direct the Escrow Agent by joint written instruction to pay (A) the Shortfall Amount to Parent by wire transfer of immediately available funds, and (B) the remaining balance of the Working Capital Adjustment Escrow Funds (after payment to Parent), if any, to the Paying Agent by wire transfer of immediately available funds (for distribution by the Paying Agent to each Escrow Participant on the basis of such Escrow Participant’s Allocable Portion), or (iv) if the Final Merger Consideration is less than the Closing Merger Consideration by an amount that is greater than the Working Capital Adjustment Escrow Amount, (A) Parent and the Securityholders’ Representative shall direct the Escrow Agent by joint written instruction to pay to Parent the full amount of the Working Capital Adjustment Escrow Amount by wire transfer of immediately available funds, and (B) Parent and the Securityholders’ Representative shall direct the Escrow Agent by joint written instruction to release such amount in excess of the Shortfall Amount from the General Indemnity Escrow Funds. In the event that such adjustment is larger than the Working Capital Adjustment Escrow and the General Indemnity Escrow Funds, each Escrow Participant will pay to Parent such Escrow Participant’s Allocable Portion of such amount. For any payments required to be made to current employees with respect to Qualifying Company Options, Parent shall pay or cause to be paid (from the Surviving Corporation or the Paying Agent), the amounts required to be paid to current employees pursuant to Section 1.8(e).

Section 1.15           Milestone Consideration.

(a)           Milestone Payments. Subject to and in accordance with the terms and conditions set forth in this Section 1.15, Parent will make the following payments (the “Milestone Payments”) to the

Escrow Participants in the event the corresponding milestones set forth below (each, a “Milestone”) are achieved at any time following the Closing:

(i)            Regulatory Milestones.  [**]

(ii)           Cost of Goods Sold.  [**]

(iii)          Sales Milestones.  [**]

(iv)          CMS Reimbursement Milestones.  [**]

(b)           Conditions.  Parent’s obligation to make any Milestone Payment shall be subject to each of the following conditions:

(i)            Milestone Achievement Period.  Without limiting any other time periods specified in this Section 1.15, any Milestone must be fully achieved during the period commencing on January 1, 2019 and ending on December 31, 2023 (such period, the “Milestone Achievement Period”).

(ii)           Indemnification Claims.  Subject to the limitations in Article VIII, any Milestone Payments that Parent would be otherwise required to make hereunder shall be reduced by an amount equal to any amounts that the Parent Indemnified Persons are entitled to retain pursuant to Section 8.8 and an amount equal to the aggregate amount reasonably expected to be needed to satisfy any unresolved claims of Parent or any Parent Indemnified Person pursuant to Article VIII.

(c)           Payment of Milestone Payments.

(i)            No later than 60 days after the end of the fiscal quarter in which the applicable Milestone is achieved, Parent will pay the applicable Milestone Payment to the Paying Agent (or the Surviving Corporation for payments to current employees in accordance with Section 1.8(e)) for payment to the Escrow Participants in accordance with the priority provisions of Section 1.12(c). Any amounts retained by Parent pursuant to Section 1.15(b)(ii) to satisfy unresolved claims under Article VIII will be released to the Paying Agent (or, if applicable, the Surviving Corporation) for payment to the Escrow Participants on the basis of the priority of payments contemplated by this Section 1.15(c)(i) upon final resolution of all such claims pursuant to Article VIII.

(ii)           In respect of any Milestone Payment contemplated in Section 1.15(a)(iv) which is achieved with respect to fiscal year 2020 only, the Securityholders, acting through the Securityholders’ Representative, shall have the option to elect that certain Escrow Participants, subject to

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted portions.

clause (b) below, shall receive Parent Common Stock in lieu of the cash value of such Milestone Payment in an amount of up to 50% of the amount of such Milestone Payment; provided that (a) the aggregate amount of all Milestone Payments contemplated in Section 1.15(a)(iv) for which such option is exercised may not exceed $[**] in the aggregate; (b) the Escrow Participants which shall be entitled to receive such Parent Common Stock in lieu of a cash payment shall be limited to Escrow Participants which are “accredited investors” (as that term is defined in Rule 501 of Regulation D of the Securities Act of 1933) and which deliver to Parent prior to the issuance of such Parent Common Stock a duly executed document, substantially in the form set forth on Exhibit F attached hereto; and (c) such option shall not be available at any time when Parent’s market capitalization at the relevant time of calculation is equal to or less than $[**].  The value per share of Parent Common Stock for purposes of this Section 1.15(c)(ii) shall be determined using a volume weighted average share price of Parent Common Stock (rounded to the nearest full cent) sold on the NASDAQ Stock Market during the 30-day period ending two Business Days prior to the date of payment of such Milestone Payment.

(iii)          Parent shall use commercially reasonable efforts to cause the Parent Common Stock issued as part of any Milestone Payment hereunder, if any, to be listed for trading on the NASDAQ Stock Market.

(d)           Operation of the Business.  Following the Closing and for the duration of the Milestone Achievement Period, Parent shall operate the Surviving Corporation in good faith in the context of this Section 1.15 and shall use commercially reasonable efforts to achieve the Milestones.

(e)           Certain Remedies; Disclaimers. The Company and the Securityholders’ Representative on behalf of each Escrow Participant acknowledge and agree that, without limiting the provisions and obligations of Parent in this Section 1.15, (i) the sole and exclusive right of the Escrow Participants under this Section 1.15 will be to receive, subject to the other terms of this Agreement, the Milestone Payments payable pursuant to this Section 1.15 if the Surviving Corporation achieves such Milestone Payments within the time periods set forth herein and subject to each of the other conditions and qualifications contemplated herein; (ii) Parent will have the right to operate the business of the Surviving Corporation as it chooses, in its sole discretion, except as expressly set forth in this Section 1.15; (iii) Parent is not under any obligation to provide any specific level of investment or financial assistance to the Surviving Corporation or to undertake any specific actions (or to refrain from taking any specific actions) with respect to the operation of the Surviving Corporation, except as expressly set forth in this Section 1.15; (iv) Parent is not representing or warranting that any Milestone will be achieved during the Milestone Achievement Period, any other period set forth in Section 1.15 or otherwise (or at all); and (v) notwithstanding anything to the contrary contained herein or in the business plan of the Company or the Surviving Corporation from time to time, and without limiting the foregoing, Parent may, at any time after the Closing, in its sole discretion, (x) merge or consolidate the Surviving Corporation with or into Parent or any subsidiary of Parent (regardless of whether or not the Surviving Corporation is the surviving entity of any such merger or consolidation) or (y) move or integrate certain corporate functions of the Surviving Corporation’s businesses (including with respect to corporate, finance, human resources and legal functions).

(f)            Audit and Reporting.

(i)            Within 60 days after the completion of each fiscal quarter in the Milestone Achievement Period, to the extent any Milestone has been achieved, Parent shall prepare and deliver to the Securityholders’ Representative a written report setting forth Parent’s calculations of the measurements relating to achieved Milestone Payments for such quarters, if any. No more than once per fiscal year of the Parent, upon the written reasonable request of the Securityholders’ Representative, the Securityholders’

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted portions.

Representative shall have the right to be provided access during normal business hours, upon reasonable prior written notice, to the financial books and records of Parent to the extent relating to the achievement or non-achievement of the Milestones. For the purpose of conducting such audit, the Securityholders’ Representative may hire, at its expense (on behalf of the Escrow Participants), auditors or attorneys of its choosing to assist in such examination.  Any and all such books and records of Parent examined by the Securityholders’ Representative or its representatives shall be deemed to be confidential information of Parent, and, prior to Parent providing the Securityholders’ Representative or its representatives with such access, Parent and the Securityholders’ Representative or its representatives shall have entered into a customary confidentiality agreement reasonably acceptable to Parent.  No Milestone Payment may be audited more than once.  Each audit conducted under this Section 1.15(f)(i) shall be conducted in a commercially reasonable manner with regards to any potential disruption to the business of Parent, and any access to such books and records shall be subject to Parent’s standard security measures, policies and procedures.  Notwithstanding any other provision herein, Parent may restrict the foregoing access to the extent that, in Parent’s good faith, reasonable judgment, the access to such books and records is prohibited by any applicable Law, would result in the disclosure of Parent’s trade secrets or be reasonably expected to comprise or result in the loss of any attorney-client or similar professional privilege.  If, based on the results of any audit conducted under this Section 1.15(f), any additional Merger Consideration is owed to the Stockholders under this Agreement, then Parent shall make such additional payments in accordance with the payment terms set forth in Section 1.15(c) within 10 Business Days after such additional amount is finally determined in accordance with Section 1.15(f)(i) or (ii).

(ii)           In the event of a dispute with respect to any audit conducted or report provided under Section 1.15(f), the Securityholders’ Representative shall deliver an objection notice (the “Milestone Objection Notice”) to Parent.  The Milestone Objection Notice shall set forth the basis and amount for each dispute of any such calculation in reasonable detail together with relating supporting documentation and calculations, as well as the alternative calculation, if applicable, with respect to any Milestone Payments.  Parent and the Securityholders’ Representative shall work in good faith to resolve the disagreement.  If Parent and the Securityholders’ Representative are unable to reach a mutually acceptable resolution of any such dispute within 30 days (and do not choose to mutually agree in writing to extend such period of negotiations), the dispute shall be submitted to the Accounting Firm for resolution consistent with Section 1.14.  The determination of the Independent Accounting Firm will be final and binding upon the Parties and the Securityholders absent manifest error, fraud or criminal misconduct.  Notwithstanding the foregoing, in no event shall the Securityholders’ Representative be entitled to submit a Milestone Objection Notice more than once in any fiscal year, and the number of disputes that may be submitted to the Independent Accounting Firm pursuant to this Section 1.15(f)(ii) shall be limited to one dispute per fiscal year, provided that such dispute may cover multiple items described in the Milestone Objection Notice.

(g)           [Reserved]

(h)           Reserve Fund.  At the Closing, Parent shall set aside the sum of $[**] (the “Reserve Fund”), which shall be deducted from the Cash Consideration for delivery to, and at the Closing Parent shall deliver the Reserve Fund to, the Securityholders’ Representative, in its capacity as such, for the payment of expenses incurred by the Securityholders’ Representative in performing its duties pursuant to this Agreement in accordance with Section 5.4.  The release to the Escrow Participants (other than with respect to Appraisal Shares) of any remaining portion of the Reserve Fund shall be made in accordance with Section 5.4. The Reserve Fund Amount shall be held by the Securityholders’ Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Securityholders’ Representative for any Representative Losses incurred pursuant to this Agreement, the Escrow Agreement or any Representative Engagement Agreement, or (ii) as otherwise determined by the

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted portions.

Advisory Group. The Securityholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Reserve Fund other than as a result of its gross negligence or willful misconduct. The Securityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Reserve Fund, and has no tax reporting or income distribution obligations. The Securityholders will not receive any interest on the Reserve Fund and assign to the Securityholders’ Representative any such interest. Subject to Advisory Group approval, the Securityholders’ Representative may contribute funds to the Reserve Fund from any consideration otherwise distributable to the Securityholders, including in accordance with the provisions in Section 1.12(c)(vii). As soon as reasonably determined by the Securityholders’ Representative that the Reserve Fund is no longer required to be withheld, the Securityholders’ Representative shall distribute the remaining Reserve Fund (if any) to the Escrow Agent, the Paying Agent and/or Parent, as applicable, for further distribution to the Securityholders.

Section 1.16           [Reserved].

Section 1.17           Payment to Certain Persons. If any payment under this Article I is to be made to a Person other than the Person in whose name a Company Certificate surrendered pursuant hereto is registered, it will be a condition of such payment or delivery that such Company Certificate so surrendered will be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment or delivery either pay any transfer or other Taxes required by reason of such payment or delivery or establish to the satisfaction of Parent and the Surviving Corporation that such Tax has been paid or is not applicable.

Section 1.18           Surrender of Certificates.

(a)           Paying Agent. Prior to the Closing, Parent will designate PNC Bank, National Association (together with its successors and permitted assigns, the “Paying Agent”) as the paying agent in the Merger, in accordance with the terms of an agreement by and between the Paying Agent and Parent (the “Paying Agent Agreement”).

(b)           Exchange Procedures. As soon as practicable after the date hereof, the Paying Agent will mail or otherwise cause to be delivered to each Qualifying Stockholder a letter of transmittal substantially in the form of Exhibit G attached hereto (each, a “Stockholder Transmittal Letter”). In order to receive its portion of the Merger Consideration, if any, in accordance with this Article I, each Qualifying Stockholder must surrender to the Paying Agent the Company Certificate(s) representing such Qualifying Stockholder’s ownership of Company Capital Stock, together with a duly completed and validly executed Stockholder Transmittal Letter. After the Effective Time, as soon as practicable following the receipt of each Qualifying Stockholder’s Stockholder Transmittal Letter and Company Certificates, Parent will cause the Paying Agent to, in exchange therefor, deliver to such Qualifying Stockholder the payment specified in Section 1.12(b) in accordance with this Article I. Until properly surrendered, each outstanding Company Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive a portion of the Merger Consideration in accordance with, and subject to the other terms and conditions of, this Article I.

(c)           Deposit of Cash with the Paying Agent. On the Closing Date, subject to the Company’s delivery and Parent’s approval of the Allocation Certificate, Parent will deposit with the Paying Agent for exchange in accordance with this Section 1.18 an amount in cash equal to (i) the Closing Merger Consideration, minus (ii) the Reserve Fund, minus (iii) the Escrow Amount, minus (iv) the portion of the Closing Merger Consideration payable in respect of Qualified Company Options to current and former employees in accordance with Section 1.8(e) (such resulting amount, the “Paying Agent Deposit”).

(d)           Deposit of Cash with the Escrow Agent.  After the Closing but within one Business Day of the Closing Date, subject to the Company’s delivery and Parent’s approval of the Allocation Certificate, Parent will deposit with the Escrow Agent for release in accordance with this Agreement and the Escrow Agreement, an amount in cash equal to the Escrow Amounts.

(e)           No Liability. Notwithstanding anything to the contrary in this Section 1.18, none of the Surviving Corporation, Parent, any other Party or the Paying Agent will be liable to any Person for any amount properly paid to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

(f)            Appraisal Shares. The provisions of this Section 1.18 will also apply to Appraisal Shares that lose their status as such, except that the obligations of Parent under this Section 1.18 will commence on the date of loss of such status and the holder of such shares will be entitled to receive in exchange for such Appraisal Shares the portion of the Merger Consideration to which such holder is entitled pursuant to this Article I.

Section 1.19           No Further Ownership Rights in Company Capital Stock. At the Effective Time, the stock transfer books of the Company will be closed and thereafter there will be no further registration of transfers of any shares of Company Capital Stock on the records of the Company. From and after the Effective Time, the holders of Company Certificates evidencing ownership of shares of Company Capital Stock outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares, except as otherwise provided for herein or by Law. If, after the Effective Time, Company Certificates are presented to the Paying Agent, Parent or the Surviving Corporation for any reason, they will be canceled and exchanged as provided in and subject to the terms of this Article I.

Section 1.20         Withholding Taxes. Each of the Paying Agent, Parent, the Escrow Agent and the Surviving Corporation will be entitled to deduct and withhold from any consideration or other payment payable pursuant to this Agreement such amounts as it may be required to deduct or withhold with respect to the making of such payment under the Code or any other provision of applicable Tax Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Entity, such amounts will be treated for all purposes as having been paid to the Person in respect of whom such deduction and withholding was made. Without limiting the foregoing, all payments to current and former employees of the Company pursuant to Section 1.8 will be subject to all applicable Taxes and withholding.

Section 1.21         Lost, Stolen or Destroyed Certificates. If any Company Certificates are lost, stolen or destroyed, Parent will cause to be paid in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, such payment of the Merger Consideration, if any, as may be required pursuant to this Article I; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificates to deliver a written affidavit and indemnity agreement, in form and substance reasonably acceptable to Parent and the Paying Agent, and a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

Section 1.22         Tax Treatment of Milestone Payments. For the avoidance of doubt, all Milestone Payments payable with respect to Company Capital Stock (excluding, for the avoidance of doubt, any payments with respect to Qualifying Company Options in accordance with Section 1.8) will be treated for U.S. federal tax purposes as consideration for Company Capital Stock (and not as compensation or some other type of income) and will not be reported as having been paid for U.S. federal tax purposes until such Milestone Payments have been paid in accordance with this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
WITH RESPECT TO THE COMPANY

As a material inducement for Parent and Merger Sub to enter into this Agreement and to consummate the Merger and Other Transactions, the Company hereby makes the following representations and warranties to Parent and Merger Sub as of the date hereof and as of the Closing Date, subject to the exceptions and qualifications set forth in the Disclosure Schedule:

Section 2.1              Organization, Standing and Power; Company Subsidiaries.

(a)           Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power to (a) own and operate its assets, (b) carry on its business as conducted and as proposed to be conducted, (c) execute, deliver and perform this Agreement and all other Transaction Documents to which the Company is a party and (d) consummate the Merger and Other Transactions. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership or leasing of its assets or the conduct of its business requires such qualification, except to the extent that failure to obtain such qualification or to be in good standing could not reasonably be expected to result in a Material Adverse Effect. The Company has delivered to Parent true, complete and correct copies of the Company’s governing documents, including the Company Certificate of Incorporation and Company Bylaws, each as amended to date and as currently in effect.

(b)           Company Subsidiaries. The names of each Company Subsidiary and its jurisdiction of incorporation or organization are set forth in Section 2.1(b) of the Disclosure Schedule. Each Company Subsidiary has been duly dissolved and liquidated, and all of the Liabilities of such Company Subsidiaries have been satisfied in full.  The Company does not have any outstanding Liabilities in respect of such Company Subsidiaries or in connection with their respective businesses.

Section 2.2              Capitalization; Title to the Shares; Subsidiaries.

(a)           The authorized capital stock of the Company consists of 440,000,000 shares of Common Stock, 40,000,000 shares of which are designated Carve-Out Common Stock, and 278,000,000 shares of preferred stock, of which 150,000,000 shares have been designated Series G Preferred Stock, 100,000,000 shares have been designated Series F Preferred Stock, 25,000,000 shares have been designated Series E-2 Preferred Stock, and 3,000,000 shares have been designated Junior Preferred Stock. As of the date hereof, (i) 12,094,737 shares of Common Stock are issued and outstanding (excluding Carve-Out Common Stock), (ii) 66,879 shares of Carve-Out Common Stock are issued and outstanding, (iii) 78,395,887 shares of Series G Preferred Stock are issued and outstanding, (iv) 91,967,480 shares of Series F Preferred Stock are issued and outstanding, (v) 14,478,239 shares of Series E-2 Preferred Stock are issued and outstanding, (vi) 340,412 shares of Junior Preferred Stock are issued and outstanding, (vii) 54,100 shares of Common Stock are reserved for issuance under the 2005 Stock Plan, and (vii) 40,233,121 shares of Common Stock are reserved for issuance under the 2017 Stock Plan (39,933,121 shares of which are shares of Carve-Out Common Stock). Company Options for 54,100 shares of Common Stock have been granted and remain outstanding under the 2005 Stock Plan, 40,950 shares of Common Stock have been issued upon exercise of Company Options granted by the Company under the 2005 Stock Plan, 0 shares of Common Stock have been issued and remain outstanding as Restricted Shares under the 2005 Stock Plan and 0 shares of Common Stock are available for future issuance under the 2005 Stock Plan. Company Options for 38,531,367 shares of Common Stock have been granted and remain outstanding under the 2017 Stock Plan (38,521,367 shares of which are shares of Carve-Out Common Stock), 66,879 shares of Common Stock have been issued upon exercise of Company Options granted by the Company under the 2017 Stock Plan, 0 shares of Carve-Out Common Stock have been issued and remain outstanding as Restricted Shares under the 2017 Stock Plan and 1,701,754 shares of Common Stock (1,411,754 shares of which are shares of Carve-Out Common Stock) are available for future issuance under the 2017 Stock Plan.  The Company is party to Company Warrants for (1) 15,847,689 shares of Series G Preferred Stock, (2) 2,542,828 shares of Series E-2 Preferred Stock, (3) 971,901 shares of Junior Preferred Stock, and (4) 542,879 shares of Common Stock, in each case that are unexercised as of the date hereof. Zero shares of Company Capital Stock are issued and held in the treasury of the Company. All of the outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable, and all shares of Company Capital Stock which may be issued pursuant to the exercise of outstanding Company Options or Company Warrants will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable.

(b)           Except as listed in Section 2.2(b) of the Disclosure Schedule, and other than rights of Parent or Merger Sub created hereunder, there is no: (i) pre-emptive right, option, warrant, put, call, purchase right, subscription right, conversion right, convertible instrument, exchange right or other security or Contract of any nature whereby any Person has, or has a right to receive, any equity interest of, or right or obligation to acquire any equity interest of, the Company; (ii) equity appreciation, phantom stock, profit participation or similar right with respect to the Company; or (iii) voting trust, proxy, stockholders agreement, registration, or other Contract with respect to any equity interest of the Company.

(c)           Schedule 1.1 (the “Allocation Statement”) sets forth a true, complete and correct list of (i) each Escrow Participant and the number and class of securities (including Qualifying Company Options and Qualifying Company Warrants) owned by each such holder, (ii) with respect to any shares of Company Capital Stock, (A) whether such shares of Company Capital Stock are vested or unvested, (B) the number of shares of Common Stock represented by such shares on an as converted into Common Stock basis, (C) the amount of the Merger Consideration to be paid to such holder (prior to reduction for, and the amount of, any applicable Taxes), including as separate items, the applicable portions of the Initial Payment, Escrow Amounts, each Milestone Payment, and the Reserve Fund (assuming no adjustments to the Merger Consideration contemplated in Section 1.14), (D) the cost basis of any such Company Capital Stock, and (E) whether shares of such Company Capital Stock were acquired upon the exercise of Company Options that were intended to qualify as incentive stock options under Code Section 422, (iii) with respect to any Qualifying Company Options, (A) the Applicable Option Exercise Price, (B) the number and type of shares of Company Capital Stock subject to such Company Options, (C) the number of such shares that are vested or unvested, (D) the Tax status of such Company Options under Section 422 of the Code (or any applicable foreign Tax Law), (E) the country and state of residence of the holder of such Company Options, (F) whether the holder of such Company Options is or is not an employee of the Company), and (G) the amount of the Merger Consideration to be paid to such holder of Company Options, including as separate items, any applicable portions of the Initial Payment, Escrow Amounts, each Milestone Payment, and the Reserve Fund (assuming no adjustments to the Merger Consideration contemplated in Section 1.14), and (iv) with respect to any Qualifying Company Warrants, (A) the Applicable Warrant Exercise Price, (B) the number and class of securities issuable upon exercise of such Company Warrants, (C) the number of shares of Common Stock represented by such shares on an as converted into Common Stock basis and (D) the amount of the Merger Consideration to be paid to such holder of Company Warrants, including as separate items, any applicable portions of the Initial Payment, Escrow Amounts, each Milestone Payment, and the Reserve Fund (assuming no adjustments to the Merger Consideration contemplated in Section 1.14).  The Allocation Statement also sets forth (1) for each Securityholder, each such Securityholder’s Allocable Portion and

Allocable Indemnification Portion, (2) the First Series F Payment and Aggregate First Series F Payment, (3) the First Series G Payment and Aggregate First Series G Payment, (4) the Second Series F Payment and the Aggregate Second Series F Payment and (5) the Second Series G Payment and the Aggregate Second Series G Payment.  The Securityholders holding Series E-2 Preferred Stock, Junior Preferred Stock, Common Stock (other than Carve-Out Common Stock) and the Company Options and the Company Warrants exercisable into Series E-2 Preferred Stock, Junior Preferred Stock or Common Stock (other than Carve-Out Common Stock) are not entitled to any portion of the Merger Consideration pursuant to the terms of the Company Certificate of Incorporation, any Contract or otherwise.  Except as set forth in this Section 2.2(c), no other holder of Company equity securities, including any Company Stock, Company Options, Company Warrants and securities convertible or exercisable into the foregoing is entitled to receive any portion of the Merger Consideration (other than the Convertible Notes).

(d)           Each award of Company Options has been made in accordance with applicable Law and the applicable Company Incentive Plan, and a true, correct and complete copy of each Company Incentive Plan has been made available to Parent.  No Company Options issued under a Company Incentive Plan differ in any material respect from the standard form award agreement under such Company Incentive Plan (other than any vesting acceleration provisions contained therein), and a true, correct, and complete copy of each standard form of award agreement has been made available to Parent. There is no agreement, arrangement or understanding (written, oral or otherwise) to materially amend, modify or supplement any such award agreement in any case from the applicable form made available to Parent. The treatment of Company Options under Section 1.8 is permitted under each Company Incentive Plan, applicable Laws and the underlying individual agreements for such equity awards.

(e)           Except as listed in Section 2.2(e) of the Disclosure Schedule, there are no accrued or declared but unpaid dividends on any shares of Company Capital Stock.

(f)            Except as listed in Section 2.2(f)(ii) of the Disclosure Schedule, there are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock of (or other equity interests in) any Company Subsidiary, any other Contracts providing for the issuance of additional shares (or other equity interests), the sale of treasury shares, or for the repurchase or redemption of any Company Subsidiary’s shares of capital stock (or other equity interests), or any Contracts of any kind which may obligate any Person (including the Company) to issue, purchase, register for sale, redeem or otherwise acquire any shares of capital stock (or other equity interests) of any Company Subsidiary. The Company does not own any capital stock (or other equity interest) in any other Person.

Section 2.3              Authority; Non-Contravention.

(a)           The Company has the requisite corporate power and authority to execute and deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the Merger and Other Transactions. Subject to the receipt of the Company Stockholder Approval, the execution and delivery of this Agreement and the Transaction Documents and the consummation of the Merger and Other Transactions have been duly authorized by all necessary corporate action on the part of the Company. This Agreement and the other Transaction Documents to which the Company is a party have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that enforceability may be limited by the effect, if any, of any applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally or any general principles of equity.

(b)           The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Merger and Other Transactions do not (i) constitute a breach, violation or infringement of any of the Company’s governing documents, including the Company Certificate of Incorporation and the Company Bylaws, (ii) constitute a breach or violation of or a default under (with or without due notice or lapse of time or both) any Law, Order or other restriction of any Governmental Entity to which the Company or any of its assets are subject, (iii) except to the extent that would not reasonably be expected to have a material impact on the Company, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, any Contract or Company Authorization to which the Company is a party or by which it is bound or by which any of the Company’s assets or businesses are bound or affected, (iv) result in the creation or imposition of any Lien upon any of the Company’s assets or (v) require any Company Authorization, approval, license, certificate, consent, waiver, authorization, novation or notice of or to any Person, including any Governmental Entity or any party to any Contract, except for the filing of the Certificate of Merger with the Secretary of State of Delaware and any filings required under the HSR Act.

Section 2.4              Financial Statements; Books and Records. Attached hereto as Section 2.4 of the Disclosure Schedule are true, complete and correct copies of the Financial Statements. The Financial Statements (a) were prepared in accordance with GAAP, consistently applied by the Company, (b) were prepared in accordance with, and are consistent with, the books and records of the Company and the Company Subsidiaries and (c) fairly present, in all material respects, the assets, liabilities and financial condition of the Company and the Company Subsidiaries at their respective dates and the results of operations of the Company and the Company Subsidiaries for the respective periods covered thereby. As of the Closing, the Closing Balance Sheet has been prepared in accordance with GAAP, consistently applied by the Company (except for those deviations from GAAP set forth in Section 2.4 of the Disclosure Schedule), and fairly presents, in all material respects, the assets, Liabilities and financial condition of the Company as of immediately prior to the Closing. Since the date of the Interim Balance Sheet, there has been no change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice. The Company keeps accurate books and records that fairly reflect the transactions and dispositions of assets of the Company in all material respects.

Section 2.5              Absence of Certain Changes. Except as set forth on Section 2.5 of the Disclosure Schedule, since the Balance Sheet Date, the Company has conducted its business in the Ordinary Course of Business. Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth on Section 2.5 of the Disclosure Schedule, the Company has not:

(a)           suffered any Material Adverse Effect;

(b)           (i) issued or otherwise allowed to become outstanding or acquired or pledged or otherwise encumbered any equity interest or other security of the Company or right (including any option, warrant, put or call) to any such equity interest or other security of the Company, including for the avoidance of doubt, any Company Options or Company Warrants, (ii) declared, set aside or paid any dividend on, or made any other distribution in respect of, any of its equity interests or other securities, (iii) split, combined or reclassified any of its equity interests or issued or authorized the issuance of any other security in respect of, in lieu of or in substitution for any of its equity interests or other securities or made any other change to its capital structure or (iv) purchased, redeemed or otherwise acquired any equity interest or other security of the Company or any right, warrant or option to acquire any such equity interest or other security;

(c)           incurred any Liabilities (except for non-material items incurred in the Ordinary Course of Business or Company Transaction Expenses that have been paid by the Company or will be included in the determination of the Merger Consideration) or increased, or experienced any change in any assumptions underlying or methods of calculating any bad debt, contingency or other reserves;

(d)           permitted or allowed any of its assets to be subjected to any Liens;

(e)           paid, discharged or satisfied any claims or Liabilities other than the payment, discharge or satisfaction in the Ordinary Course of Business of Liabilities reflected or reserved against in the Interim Balance Sheet or incurred in the Ordinary Course of Business after the date of the Interim Balance Sheet;

(f)            written down the value of any inventory or written off as uncollectible any notes or accounts receivable, except for immaterial write-downs and write-offs in the Ordinary Course of Business;

(g)           (i) become a guarantor with respect to any obligation of any other Person, (ii) assumed or otherwise become obligated for any Liability with respect to Indebtedness of any other Person or (iii) agreed to maintain the financial condition of any other Person;

(h)           canceled any debts or waived any claims or rights having a value in excess of $50,000 individually or $100,000 in the aggregate;

(i)            made or pledged to make any loan, advance or capital contribution to, or investment in, any other Person, including any charitable contribution;

(j)            sold, transferred or otherwise disposed of any of its assets, other than assets having a value of less than $50,000 individually and $100,000 in the aggregate sold, transferred or disposed of in the Ordinary Course of Business;

(k)           granted to or acquired from, or agreed to grant to or acquire from, any Person any licenses or other rights to Intellectual Property (other than licenses of commercially available software for the Company’s internal use and having an acquisition cost of less than $25,000 individually and $50,000 in the aggregate); abandoned, disposed of or permitted to lapse any rights to the use of any Intellectual Property; or disposed of or disclosed to any Person other than representatives of Parent any trade secret, formula, process or know-how or other Intellectual Property that was not prior to such disclosure a matter of public knowledge;

(l)            increased in any manner (including acceleration or funding provisions) the compensation or benefits, including those under the Company Incentive Plans, payable or to become payable to any current or former director, officer, employee, independent contractor or consultant of the Company (including any such increase pursuant to any Company Employee Plan), except, in the case of independent contractors, consultants and employees other than officers of the Company, for such increases in compensation or benefits made in the Ordinary Course of Business;

(m)          hired, retained or terminated any employee, independent contractor or consultant, other than in the Ordinary Course of Business;

(n)           adopted, entered into or amended any Company Employee Plan, other than as required by Law;

(o)           entered into, amended, accelerated or terminated any Material Contract or waived, released or assigned any right or claim under any Material Contract;

(p)           suffered any material damage, destruction or other casualty loss (whether or not covered by insurance);

(q)           entered into any operating lease or operating license for assets;

(r)            made capital expenditures or commitments or acquired any property, plant and equipment that would be treated as a capital expenditure in accordance with GAAP, consistently applied by the Company, for a cost in excess of an aggregate amount of $50,000;

(s)            paid, loaned or advanced any amount, sold, transferred or leased any assets to, or entered into any Contract with, any of its current or former employees, officers, directors or stockholders or any affiliate or associate of any of its current or former employees, officers, directors or stockholders (except for directors’ fees and compensation to officers at rates consistent with the Company’s past practice in connection with business-related travel or other similar expenses incurred on behalf of the Company);

(t)            made or changed an election in respect of Taxes, settled or consented to any claim or assessment in respect of Taxes, or made any Tax payments outside the Ordinary Course of Business; or

(u)           agreed, whether in writing or otherwise, to take any action described in this Section 2.5.

Section 2.6              Absence of Undisclosed Liabilities; Indebtedness. Except (a) as disclosed on the face of the Interim Balance Sheet (regardless of whether in any note thereto), (b) for Liabilities incurred in the Ordinary Course of Business since the date of the Interim Balance Sheet (which do not arise out of, relate to or result from, and which are not in the nature of and were not caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities under any Contracts that are expressly set forth in and identifiable by reference to the text of any such Contract and (d) Liabilities incurred under this Agreement or in connection with the transactions contemplated hereby (including the Company Transaction Expenses), the Company does not have any material Liabilities. There are no “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K to the Securities Exchange Act of 1934) to which the Company is a party or otherwise involving the Company. Except for Indebtedness listed in Section 2.6 of the Disclosure Schedule, the Company does not have any Indebtedness outstanding. The Company is in compliance in all material respects with respect to any Indebtedness. The Company has provided to Parent true, correct and complete copies of all documents (including all amendments, supplements, waivers, notices and consents) with respect to any Indebtedness of the Company.

Section 2.7              Litigation. There are no, and during the past three years there have not been any, actions, suits, proceedings, hearings, inquiries, complaints, grievances, notices of violation, charges, prosecutions, audits, demands, assessments or reassessments, appeals, reviews, arbitrations, or investigations (each, a “Proceeding”), whether or not commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity, pending or threatened in writing, or, to the Company’s Knowledge, otherwise (a) against the Company, any Company Subsidiary, any of their respective assets or any of their respective officers, directors, employees or securityholders (in their capacities as such) or (b) that would, if adversely determined, affect the legality, validity or enforceability of this Agreement or any other Transaction Document or the consummation of the Merger or Other Transactions or would otherwise reasonably be expected to prevent or materially delay or impair the consummation of the Merger or Other Transactions. There are no, and during the past three years there have not been any orders (including temporary restraining orders), conciliations, settlements, stipulations, rulings, injunctions (preliminary or permanent), requirements, notices, directives, awards, decrees, judgments or other determinations of any Governmental Entity (each, an “Order”) against the Company or any Company Subsidiary or to which the Company, any Company Subsidiary or any of their respective assets is subject, or against any of their respective officers, directors, employees or securityholders (in their capacities as such) that has had or would result, or would reasonably be expected to result in any liability that would be material to the Company or any Company Subsidiary or that would reasonably be expected to be material to the Company. The Company has no Proceeding pending against any other Person.

Section 2.8              Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any of its directors, officers, employees or securityholders or to which the Company or any of its assets is subject which has or could reasonably be expected to prohibit or materially impair any current business practice of the Company, the ability of the Company to compete in any line of business, the ability of the Company to transfer or move any of its assets or operations, any acquisition of assets by the Company or the conduct of the business by the Company as conducted or as proposed to be conducted.

Section 2.9              Governmental Authorization. Except as would not reasonably be expected to have a material impact on the Company, the Company has obtained, or filed, each consent, license, clearance, approval, registration, exemption, permit, grant or other authorization of, or filing with, a Governmental Entity pursuant to which the Company currently operates or holds (or currently proposes to operate or hold) any interest in any of its assets necessary or required in the operation of the Business, including in respect of any Company Subsidiary (collectively, “Company Authorizations”). All such Company Authorizations are set forth in Section 2.9 of the Disclosure Schedule. The Company has complied in all respects with all such Company Authorizations, and all such Company Authorizations are in full force and effect, except as would not reasonably be expected to have a material impact on the Company. The Company has fulfilled and performed all of its obligations with respect to such Company Authorizations, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such Company Authorization, except as would not reasonably be expected to have a material impact on the Company.

Section 2.10           Title to Property; Sufficiency of Assets.

(a)           The assets owned by the Company constitute all of the assets necessary to operate the business of the Company as is presently conducted. There are no facts or conditions affecting any material assets of the Company which could reasonably be expected, individually or in the aggregate, to interfere with the current use or operation of such assets.

(b)           The Company has good and valid (and in the case of real property, marketable) title to, or a valid leasehold interest in or a valid license for, each asset used in the Business, shown on the Interim Balance Sheet or acquired after the date of the Interim Balance Sheet, free and clear of all Liens other than Permitted Liens.

(c)           Each asset of the Company that is personal property is free from material defects (patent and latent), has been maintained in accordance with normal applicable industry practice in all material respects, is in good operating condition and repair in all material respects, subject to normal wear and tear, and is suitable and sufficient for the purposes for which it is currently used.

(d)           This section does not apply to Intellectual Property, which is the subject of Section 2.11.

Section 2.11           Intellectual Property.

(a)           Section 2.11(a) of the Disclosure Schedule sets forth with regard to the Company Intellectual Property a true, complete and correct list of all (i) Registered Intellectual Property, and (ii) material common law trademarks owned or used by the Company, (iii) all Company Software and (iv) any other Company Intellectual Property material to the Company. To the Knowledge of the Company, all Registered Intellectual Property: (x) is in full force and effect, (y) is valid, subsisting and enforceable and (z) has been prosecuted in compliance with all applicable rules, policies and procedures of the applicable Governmental Entity.

(b)           The Company is the sole and exclusive owner of all right, title and interest in and to the Owned Intellectual Property, and such rights, title and interests have not expired, lapsed or been abandoned (except in the case of proceedings relating to the prosecution and maintenance of the Owned Intellectual Property in the Ordinary Course of Business). All Owned Intellectual Property is free and clear of all security interests and encumbrances.  No Company Intellectual Property is subject to any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company Intellectual Property in a manner that would reasonably be expected to have a material impact on the Company. The Company lawfully owns, or otherwise has sufficient rights to all Intellectual Property that is required to conduct the business of the Company in the manner it is currently being conducted and as proposed to be conducted, except for any failure to own or have such right would not reasonably be expected to have a material impact on the Company. To the Knowledge of the Company, the Company Intellectual Property is not subject to any outstanding Order. All Company Intellectual Property is fully transferable, alienable and licensable by the Company without restriction and without payment of any kind to any third party and without approval of any third party, except for any such inability to transfer, alienate or license that would not reasonably be expected to have a material impact on the Company.

(c)           To the Company’s Knowledge, (i) there are no Trade Secrets included in the Company Intellectual Property; and (ii) any Company-owned or controlled confidential information included in the Company Intellectual Property were disclosed pursuant to the terms of a written agreement that requires the Person receiving such confidential information to protect and not disclose such confidential information, except for any failure to execute such written agreement would not reasonably be expected to have a material impact on the Company.

(d)           Section 2.11(d) of the Disclosure Schedule sets forth a list of all (i) Outbound Licenses and (ii) Inbound Licenses (other than, in each case of subclause (i) and (ii), (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials, and (C) any confidential information provided under confidentiality agreements). To the Knowledge of Company, each License is valid, binding and in full force and effect, except for any License that is invalid, non-binding or expired or terminated and would not reasonably be expected to have a material impact on the Company. The Company is not in material default nor, to the Company’s Knowledge, is any other party in default, of any License.

(e)           No Source Code for any of the Company Intellectual Property owned by the Company has been made available, delivered or licensed by or for the Company or any Company Subsidiary to any Person, other than an employee of the Company, or is subject to any Source Code escrow obligation.

(f)            None of the Company Software contains any Open Source Materials that requires the Company to license, disclose, distribute, make available or grant any rights in or to any Intellectual Property, Source Code or other material.

(g)           To the Knowledge of the Company, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company, does not infringe, misappropriate or otherwise violate any valid and enforceable Intellectual Property of any Person as of the Closing Date, except for any infringement or misappropriation that would not reasonably be expected to have a material impact on the Company. To the Knowledge of the Company, there is no pending or threatened Proceeding: (i) involving any Company Intellectual Property; or (ii) alleging that the Company Intellectual Property infringes, misappropriates or otherwise violates the rights of any Person. To the Company’s Knowledge, no Person is infringing upon or misappropriating any Company Intellectual Property.

(h)           To the Knowledge of the Company, neither the execution, delivery, or performance of this Agreement or any of the other Transaction Documents nor the consummation of the Merger or Other Transactions will, with or without notice or lapse of time: (i) result in, or give any other Person the right or option to cause or declare (A) a breach of or default under any License or (B) the release, disclosure, or delivery of any Company Software by or to any escrow agent or other Person; or (ii) result in Parent or any of its affiliates or the Surviving Corporation (A) granting, assigning or transferring to any other Person any license, ownership or other right or interest under, to or in any Company Intellectual Property, (B) being bound by, or subject to, any exclusivity, non-compete or other material restriction on the operation or scope of their respective businesses or (C) being obligated to pay any royalties or other fees or consideration or offer any discounts to any Person with respect to any Company Intellectual Property in excess of those payable or offered by the Company in the absence of this Agreement and the transactions contemplated hereby (other than fees due in the ordinary course of prosecution and maintenance of Registered Intellectual Property), in each case (i) and (ii), except for which result, right or option infringement or misappropriation would not reasonably be expected to have a material impact on the Company.  Each item of Company Intellectual Property owned or exploited by the Company immediately prior to the Closing will be owned or available for exploitation by the Company on identical terms and conditions immediately after the Closing.

(i)            No current and former employee, officer, consultant and independent contractor of the Company or any Company Subsidiary who is or has been involved in the development of any Intellectual Property for the Company has any ownership interest in or to any Company Owned Intellectual Property and Company has not entered into any material Contract granting any such current and former employee, officer, consultant and independent contractor of the Company or any Company Subsidiary any ownership right in, to or under any Company Owned Intellectual Property.  No Person (other than the Company) has an interest or right in or to any improvements, modifications, enhancements, customization or derivatives of any Company Intellectual Property (excluding any in-licensed Intellectual Property).  To the Knowledge of the Company, no funding, facilities or personnel of any educational institution or Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Company Intellectual Property. Section 2.11(i) of the Disclosure Schedule sets forth a list of each standards-setting organization, trade association, industry association, consortium and any other multi-party special interest group in which the Company is currently participating or has participated in the past.

(j)            Each current and former employee, officer, consultant and independent contractor of the Company or any Company Subsidiary who is or has been involved in the development of any Intellectual Property by for the Company, or has or previously had access to any Trade Secrets owned by the Company, has executed and delivered to the Company a written and enforceable agreement that: (i) assigns to the Company, without an obligation of payment, all right, title and interest in and to any such Intellectual Property and (ii) provides reasonable protection for such Trade Secrets. In each case in which the Company has acquired ownership (or purported to acquire ownership) of any Intellectual Property from any Person, the Company has obtained a valid and enforceable written assignment sufficient to irrevocably transfer ownership of all rights with respect to such Intellectual Property to the Company.

(k)           To the Knowledge of the Company, no Company Intellectual Property contains any material defect, bug or error that affects the use, functionality or performance of such Company Intellectual Property, except such defect, bug or error would not reasonably be expected to have a material impact on the Company. To the Knowledge of Company, no Company Intellectual Property contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other Software code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(l)            The Company and each Company Subsidiary has: (i) complied in all material respects with its published privacy policies, terms of use and internal policies and all Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure, destruction and use of Personally Identifiable Information; and (ii) taken measures that are sufficient, in all material respects, to ensure that Personally Identifiable Information is protected against loss, damage and unauthorized access, use, modification or other misuse. To the Knowledge of the Company, there has been no loss, damage or unauthorized access, use, modification or other misuse of any Personally Identifiable Information by the Company (including their respective employees, officers, consultants and independent contractors), except such loss, damage or unauthorized access, use, modification or other misuse would not reasonably be expected to have a material impact on the Company.  To the Knowledge of the Company, no Person has provided any notice, made any claim, or commenced any Proceeding with respect to loss, damage or unauthorized access, use, modification or other misuse of any such Personally Identifiable Information by the Company or any Company Subsidiary that has had or would result, or would reasonably be expected to result in any Liability that would have a material impact on the Company, and to the Knowledge of the Company, there is no reasonable basis for any such notice, claim or Proceeding. To the Knowledge of the Company, the execution of this Agreement and the other Transaction Documents and the consummation of the Merger do not violate any privacy policy, terms of use, Contract or Law relating to the use, dissemination or transfer of any data or information. The computer, information technology and data processing systems, facilities and services used by the Company, including all Software, hardware, networks, communications facilities platforms and related systems and services used or planned to be used by the Company (collectively, the “Systems”), are reasonably sufficient for the existing needs of the Company. The Systems are in reasonably good working condition to reasonably perform computing, information technology and data processing operations necessary for the operation of the business of the Company in the manner it is being conducted and as proposed to be conducted.

(m)          Except as would not be reasonably expected to have a material impact on the Company, during the last 12 months, there has been no failure, breakdown or substandard performance of any Systems that has caused a material disruption or interruption in or to any customer’s use of the Systems or the operation of the Business. The Company makes back-up copies of data and information critical to the conduct of the business of the Company and conducts periodic tests to ensure the effectiveness of such back-up systems as is reasonably prudent with other similarly situated companies.

Section 2.12           Products. The products distributed, licensed, sold, marketed, advertised, manufactured, exported, delivered or leased by or on behalf of the Company or any Company Subsidiary (the “Products”) have conformed in all material respects with (i) all applicable Contracts, (ii) all applicable express and implied warranties, (iii) the Company’s published product specifications, (iv) all Laws, of any applicable Governmental Entity, and the Company has no Liability for replacement or repair thereof or other damages in connection therewith.  There are no, and there have not been any pending written, or threatened in writing (or to the Company’s Knowledge, threatened orally), claims against the Company or any Company Subsidiary for any Liability for any injury to any individuals or assets as a result of its ownership, lease, license, delivery, possession, sale, distribution, resale or use of any Product.

Section 2.13           Environmental Matters. The Company is and the Company and each Company Subsidiary at all times have been in compliance with all Environmental Laws, which compliance includes the possession by the Company and each Company Subsidiary at the relevant times of all Company Authorizations required under all Environmental Laws, and compliance with the terms and conditions thereof. The Company has not received any communication (written or oral), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company is not in such compliance, and there are no circumstances that may prevent or interfere with such compliance in the future. All Company Authorizations currently held by the Company pursuant to any Environmental Law are identified in Section 2.13 of the Disclosure Schedule. There is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company or against any Person whose Liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of Law (including in respect of any Company Subsidiary). There are no past or present actions, activities, facts, circumstances, uses, conditions, events or incidents that could form the basis of any Environmental Claim against the Company or against any Person whose Liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of Law (including in respect of any Company Subsidiary), or otherwise result in any costs or Liabilities to the Company under Environmental Law. There have been no releases to the environment or threatened releases to the environment of any Materials of Environmental Concern that could result in Liability to the Company. There is no asbestos contained in or forming part of any building, building component, structure or office space owned, leased, operated or used by the Company. The Company has provided to Parent copies of all assessments, reports, data, results of investigations or audits and other information that are in the possession of or reasonably available to the Company regarding environmental matters pertaining to or the environmental condition of the business of the Company, the assets of the Company or the compliance (or noncompliance) by the Company with any Environmental Law.

Section 2.14           Taxes.

(a)             The Company and each Company Subsidiary has timely filed all Tax Returns required to be filed by it or such Company Subsidiary, and all such Tax Returns (i) were prepared in material compliance with all applicable Laws and (ii) were and remain true, complete and correct in all material respects. All Taxes required to be paid by the Company or any Company Subsidiary (whether or not shown on any Tax Return) have been timely paid other than those (x) currently payable without penalty or interest or (y) being contested in good faith by appropriate proceedings and for which, in the case of both clauses (x) and (y), adequate reserves have been established on the books and records of the Company or such Company Subsidiary, as applicable, in accordance with GAAP, consistently applied by the Company and the Company Subsidiaries, as the case may be. Neither the Company nor any Company

Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return (other than an ordinary-course extension of time to September or October 2019 to file its 2018 federal or state income Tax Returns). Neither the Company nor any Company Subsidiary has any Liability with respect to Taxes relating to periods prior to the date of the Interim Balance Sheet in excess of the amounts that are accrued with respect thereto and are reflected in the Interim Financial Statements, or has any Liability for unpaid Taxes accruing after the date of the Interim Balance Sheet other than unpaid Taxes arising in the Ordinary Course of Business. There are no Liens for Taxes upon any assets or business of the Company and the Company Subsidiaries except Permitted Liens.

(b)             Neither the Company nor any Company Subsidiary has received a ruling from any Taxing authority with respect to any Tax year.

(c)             The Company and each Company Subsidiary have withheld Taxes required to be withheld by them (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign Laws) and has, within the time and the manner prescribed by Law, withheld and paid over to the applicable Governmental Entities all amounts required to be so withheld and paid over under any Law.

(d)             The Company and each Company Subsidiary have (i) timely collected all sales, use, value added, goods and services and similar Taxes required to be collected by them and (ii) within the time and the manner prescribed by Law, remitted to the applicable Governmental Entities all amounts required to be so remitted under any Law.

(e)             Neither the Company nor any Company Subsidiary is, or will be, required to include any material item in income or exclude any material item of deduction pursuant to Section 481(a) of the Code by reason of any change in accounting method (nor has any Governmental Entity proposed any such adjustment or change of accounting method) with respect to any items arising in any Pre-Closing Tax Period. The Company and the Company Subsidiaries use the accrual method of accounting for Tax purposes.

(f)              Neither the Company nor any Company Subsidiary is, or will be, required to include any material item in income or exclude any material item of deduction as a result of a (i) “closing agreement” as described in Section 7121 of the Code or other agreement with a Governmental Entity (or any similar provision of any Law) executed on or before the Closing Date; (ii)  an installment sale or open transaction disposition made on or before the Closing Date; or (iii) a prepaid amount received on or before the Closing Date; or (iv) an election under Section 108(i) of the Code.

(g)             No Proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary and a list of all Tax Proceedings commenced or completed with respect to the Company or any Company Subsidiary is set forth in Section 2.14(g) of the Disclosure Schedule. No written notification has been received by the Company or any Company Subsidiary that such a Proceeding is pending or threatened with respect to any Taxes due from or with respect to or attributable to the Company or such Company Subsidiary, as applicable, or any Tax Return filed by or with respect to the Company or such Company Subsidiary, as applicable. All Tax deficiencies that have been claimed, proposed or asserted against the Company or any Company Subsidiary have been fully paid or finally settled. There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any Company Subsidiary.

(h)             No power of attorney has been granted by or with respect to the Company or any Company Subsidiary with respect to any matter relating to Taxes.

(i)              Neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification or Tax allocation agreement or similar Contract (excluding commercial Contracts not primarily relating to Taxes), and neither the Company nor any Company Subsidiary has any potential Liability to any Person as a result of, or pursuant to, any such Contract.

(j)              All transactions that could give rise to an understatement of the federal income Tax Liability of the Company or any Company Subsidiary within the meaning of Section 6662(d) of the Code are adequately disclosed on Tax Returns in accordance with Section 6662(d)(2)(B) of the Code if there is or was no substantial authority for the treatment giving rise to such understatement.

(k)             Neither the Company nor any Company Subsidiary is or has been a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)              Neither the Company nor any Company Subsidiary has made any elections under Section 965 of the Code. Neither the Company nor any Company Subsidiary has received written notice of any claim made by a Governmental Entity in a jurisdiction where the Company or such Company Subsidiary, as applicable, does not file Tax Returns, that the Company or such Company Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction. Neither the Company nor any Company Subsidiary has nexus in any state, local or foreign jurisdiction other than those in which Tax Returns have been duly filed by the Company or such Company Subsidiary, as applicable.

(m)            Neither the Company nor any Company Subsidiary (i) is, or has ever been, engaged in a trade or business or (ii) has, or has ever had, a “permanent establishment” (as defined in any applicable income Tax treaty or under any applicable Law) or a fixed place of business, in any country other than its respective country of incorporation. Neither the Company not any Company Subsidiary, directly or indirectly, owns an interest in any (i) “passive foreign investment company” within the meaning of Section 1297(a) of the Code or (ii) “controlled foreign corporation” within the meaning of Section 957(a) of the Code.

(n)             The Company has delivered or made available to Parent true, complete and correct copies of (i) all state and federal income Tax Returns filed by or with respect to the Company or any Company Subsidiary for taxable periods for which the applicable statute of limitations has not expired, including, for clarity, all such state and federal income Tax Returns that reflect net operating losses that have not been utilized, and all other non-income Tax Returns filed by or with respect to the Company or any Company Subsidiary for taxable periods starting January 1, 2017, together with the material records and workpapers related to such Tax Returns and a list indicating which of those Tax Returns has been audited and which currently are the subject to audit, (ii) all requests for information, notices of intent to audit, statements and notices of deficiency or proposed adjustment, notices of assessment, notices of lien (whether claimed, proposed, asserted or assessed), audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity relating to the United States or foreign Taxes due from or with respect to the Company or any Company Subsidiary, (iii) all closing agreements entered into by the Company or any Company Subsidiary with any Governmental Entity existing on the date hereof and (iv) copies of any material correspondence relating to Taxes with any Governmental Entity.

(o)           The Company has delivered or made available to Parent true, complete and correct copies of all Code Section 382 studies or analyses, if any, undertaken by the Company. To the Company’s actual knowledge, there has been no ownership change of the Company as that term is defined in Code Section 382(g); however, the Company makes no representation with regards to whether net operating losses or Tax credits of the Company are subject to any limitation or restriction on use under Code Sections 382 or 383.

(p)             Except as set forth on Section 2.14(p) of the Disclosure Schedule, neither the Company nor any Company Subsidiary is or has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated, consolidated or combined group for Tax purposes under state, local or foreign Law (other than a group the common parent of which is the Company), and neither the Company nor any Company Subsidiary has any Liability for Taxes of any Person (other than the Company or such Company Subsidiary, as applicable) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law as a transferee or successor, by contract (other than commercial Contracts not primarily relating to Taxes).

(q)             Neither the Company nor any Company Subsidiary has distributed stock of another entity, or has had its stock distributed by another entity, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(r)              Neither the Company nor any Company Subsidiary has engaged in any reportable transactions that were required to be disclosed pursuant to Treasury Regulation 1.6011-4.

(s)              To the Company’s Knowledge, a valid election under Section 83(b) of the Code has been timely filed with respect to any shares of capital stock of the Company that is or was subject to a substantial risk of forfeiture and nontransferable within the meaning of Section 83 of the Code.

(t)              Neither the Company nor any Company Subsidiary is, directly or indirectly, the beneficiary of any federal, state, local or foreign Tax holiday or Tax incentive or other similar Tax benefit.

Section 2.15           Employee Benefit Plans.

(a)             Section 2.15(a) of the Disclosure Schedule contains a true, complete and correct list of all Company Employee Plans, except for all offer letters or individual consulting agreements that do not provide for any special or unusual payments (including any severance, retention or change of control payments) or any compensation or benefits that are not provided pursuant to another Company Employee Plan scheduled in Section 2.15(a) of the Disclosure Schedule and that are terminable at-will without Liability to the Company or any Company Subsidiary. Neither the Company nor any ERISA Affiliate has any Contract or obligation, whether formal or informal, and whether legally binding or not, to create, enter into, participate in or contribute to any additional Company Employee Plan, or to modify or amend any existing Company Employee Plan. There has been no amendment, interpretation or other announcement (written or oral) by the Company, any Company Subsidiary, any ERISA Affiliate or any other Person relating to, or change in participation or coverage under, any Company Employee Plan that, either alone or together with other such items or events, could materially increase the expense of maintaining such Company Employee Plan (or the Company Employee Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Annual Financial Statements. Each Company Employee Plan can be amended or terminated unilaterally by the Company at any time (whether before or after the Closing) and without any penalty, Liability or expense to the Company, any ERISA Affiliate, the Surviving Corporation, Parent, any of their respective subsidiaries or affiliates or such Company Employee Plan (including any surrender charge, market rate adjustment or other early termination charge or penalty), except for reasonable administrative expenses of the type typically incurred in the termination of similar employee benefit plans.

(b)                                       The Company has delivered to Parent, with respect to each Company Employee Plan (to the extent applicable thereto), true, complete and correct copies of: (i) all documents embodying such Company Employee Plan (including all amendments thereto) or, if such Company Employee Plan is not in writing, a written description of such Company Employee Plan; (ii) the last three annual reports (e.g., Form 5500 series and all schedules and financial statements attached thereto) filed with respect to such Company Employee Plan; (iii) the most recent summary plan description and all summaries of material modifications related thereto, distributed with respect to such Company Employee Plan; (iv) all Contracts relating to such Company Employee Plan, including all trust agreements, investment management agreements, investment advisory agreements, annuity Contracts, insurance Contracts, bonds, indemnification agreements and service provider agreements; (v) the most recent determination, opinion or advisory letter, as applicable, issued by the IRS with respect to such Company Employee Plan; (vi) the most recent annual actuarial valuation prepared for such Company Employee Plan; (vii) the most recent financial statement prepared for such Company Employee Plan; (viii) all written communications to employees of the Company and the ERISA Affiliates (or to any other individuals), to the extent that the provisions of such Company Employee Plan as described therein differ from such provisions as set forth or described in the other information or materials furnished under this subsection (a); (ix) all correspondence to or from a Governmental Entity relating to such Company Employee Plan; and (x) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Company Employee Plan for the three (3) most recently completed plan years.

(c)                                        With respect to each Company Employee Plan: (i) such Company Employee Plan was properly and legally established; (ii) such Company Employee Plan is, and at all times since inception has been, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable requirements of all applicable Laws, including ERISA and the Code (and the regulations and rulings issued thereunder); (iii) the Company, each Company Subsidiary, each ERISA Affiliate and each other Person (including each fiduciary of such Company Employee Plan) has properly performed all of its duties and obligations (whether arising by operation of Law, by Contract or otherwise) under or with respect to such Company Employee Plan, including all fiduciary, reporting, disclosure, and notification duties and obligations; (iv) all returns, reports (including all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto), notices, statements and other disclosures relating to such Company Employee Plan required to be filed with any Governmental Entity or provided to any participant in such Company Employee Plan (or the beneficiary of any such participant) have been properly filed or provided on or before their respective due dates and were complete and accurate in all material respects when filed or provided; (v) none of the Company, any Company Subsidiary, any ERISA Affiliate or any other Person has breached any fiduciary duty imposed upon it by ERISA or any other Law; (vi) no transaction or event has occurred or, to the Company’s Knowledge, is threatened or about to occur that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available and none of the transactions contemplated in or by this Agreement will constitute a nonexempt prohibited transaction; (vii) all contributions, premiums and other payments due or required to be paid to (or with respect to) such Company Employee Plan have been paid on or before their respective due dates and within the applicable time period prescribed by ERISA, if any, or, if not yet due, have been accrued as a liability on the Closing Balance Sheet; and (viii) none of the Company, any Company Subsidiary or any ERISA Affiliate has incurred, and there exists no condition or set of circumstances in connection with which the Company, any ERISA Affiliate, the Surviving Corporation, Parent or any of their respective subsidiaries or affiliates could incur, directly or indirectly, any penalty, excise Tax, fine, Lien or Liability under ERISA, the Code or any other Law, or pursuant to any indemnification, contribution or similar agreement.

(d)                                       Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and its related trust and/or group annuity contract is exempt from taxation under Section 501(a) of the Code. Each such Company Employee Plan (i) is the subject of a current, unrevoked favorable determination letter from the IRS with respect to such Company Employee Plan’s qualified status under the Code, (ii) has a timely filed request for such a determination letter pending with the IRS or (iii) utilizes a prototype or volume submitter plan document that is the subject of a current, unrevoked favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan and upon which the Company and such Company Employee Plan are entitled, under applicable IRS guidance, to rely. Nothing has occurred, or could reasonably be expected to occur, that could adversely affect the qualification or exemption of any such Company Employee Plan or its related trust or group annuity contract or require the filing of a submission under the IRS’s Employee Plans Compliance Resolution System or the taking of any corrective action pursuant to such system in order to maintain the qualified status of such Company Employee Plan.

(e)                                        The Company, each Company Subsidiary, each ERISA Affiliate and each Company Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA satisfies the “minimal essential coverage,” “minimum value,” “affordability” and all other requirements of the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“ACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No.111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively, with ACA and HCERA, the “Health Care Reform Laws”) and (ii) has satisfied such requirements since March 23, 2010, in the case of each of clauses (i) and (ii), to the extent the Health Care Reform Laws are (or, at the relevant time, were) applicable thereto.

(f)                                         Each Company Employee Plan that provides deferred compensation subject to Section 409A of the Code satisfies in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Company Employee Plan), and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could be incurred by any participant in any such Company Employee Plan. No Company Option (or other right to acquire any Company Capital Stock) is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and Treasury Regulation Section 1.409A-1(b)(1).

(g)                                        None of the Company, any Company Subsidiary or any ERISA Affiliate sponsors, maintains, participates in or contributes to or has ever sponsored, maintained, participated in or contributed to (or been obligated to sponsor, maintain, participate in or contribute to), or has (or could have) any Liability with respect to, any (i) “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or 414(f) of the Code, (ii) multiple employer plan within the meaning of Section 210(a), 4063 or 4064 of ERISA or Section 413(c) of the Code, (iii) employee benefit plan that is (or was) subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (iv) “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, (v) self-funded (or self-insured) health plan or (vi) any compensation or employee benefit plan, fund, policy, program, practice or Contract covering employees outside of the United States or subject to the Laws of any jurisdiction other than the United States.

(h)                                       Except as set forth on Section 2.15(h) of the Disclosure Schedule, none of the Company Employee Plans provides life insurance, medical or other welfare benefits (within the meaning of Section 3(1) of ERISA) to any current or former employee of the Company, any Company Subsidiary or any ERISA Affiliate, or to any other Person, after his or her retirement or other termination of employment or service, and none of the Company, any Company Subsidiary or any ERISA Affiliate has ever represented, promised or contracted (whether in written or oral form) to any such employee or former employee, or to any other Person, that such benefits would be provided, except to the extent required by Section 4980B(f) of the Code (at the sole expense of the electing individual).

(i)                                           No lawsuit, claim or Proceedings (other than routine claims for benefits) are pending or, to the Company’s Knowledge, threatened with respect to (or against the assets of) any Company Employee Plan, nor, to the Company’s Knowledge, is there any basis for any such lawsuit, claim or Proceeding. No Company Employee Plan is (or within the last six years has been) the subject of an audit, investigation or other Proceeding by any Governmental Entity or the subject of an application or filing under or a participant in, any amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity, and, to the Company’s Knowledge, no such audit, investigation or other Proceeding is contemplated or under consideration by any Governmental Entity.

(j)                                          Neither the Company nor any Company Subsidiary is obligated to make any parachute payments as such term is defined in Section 280G of the Code, and neither the Company nor any Company Subsidiary is a party to any agreement that is reasonably likely to obligate it, or any successor in interest, to make any parachute payments that will not be deductible under Section 280G of the Code.

(k)                                       Neither the Company nor any Company Subsidiary has any obligation to “gross-up,” indemnify, reimburse or otherwise compensate any individual for any additional Taxes or interest imposed pursuant to Section 280G of the Code, Section 4999 of the Code or Section 409A of the Code.

(l)                                           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated in or by this Agreement (either alone or upon the occurrence of any additional or subsequent event(s), including a subsequent termination of employment or service) will or may: (i) entitle any individual to severance, retention or change of control benefits or to any other payment from the Company, any ERISA Affiliate the Surviving Corporation, Parent, any of their respective subsidiaries or affiliates or any Company Employee Plan; (ii) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual; (iii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit under any Company Employee Plan; (iv) require the Company, the Surviving Corporation, Parent or any of their respective subsidiaries or affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual; (v) result in the renewal or extension of the term of any Contract regarding the compensation of any current or former employee, director or other service provider of or to the Company; or (vi) impair any of the rights of the Company, any ERISA Affiliate, the Surviving Corporation, Parent or any of their respective subsidiaries or affiliates with respect to any Company Employee Plan (including the right to amend or terminate any Company Employee Plan at any time and without any penalty, Liability or expense to the Company, any ERISA Affiliate, the Surviving Corporation, Parent any of their respective subsidiaries or affiliates or such Company Employee Plan).

Section 2.16                                  Employee Matters.

(a)                                       The Company is and (in the case of the Company and each Company Subsidiary) has been in material compliance with all Laws respecting employment, discrimination, harassment or retaliation in employment, pay equity, terms and conditions of employment, pay rates, termination of employment, wages, hours, overtime pay, vacation, occupational safety and health, employee whistle-blowing, immigration, data protection, employee privacy, employment practices and classification of employees, consultants and independent contractors, and is not engaged in any unfair labor practice, as defined in the National Labor Relations Act or other Law.

(b)                                       The Company and each Company Subsidiary has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to employees, independent contractors or consultants, and the Company is not liable for any arrears of wages or any Taxes or any penalty or interest for failure to comply with any of the foregoing. There are no claims pending or, to the Company’s Knowledge, threatened against the Company under any workers compensation plan or policy or for long-term disability.

(c)                                        There are no claims, charges, complaints, grievances, disciplinary matters or controversies pending or, to the Company’s Knowledge, threatened between the Company and any of the Company’s or a Company Subsidiary’s respective current or former employees, consultants, independent contractors or applicants which claims, charges, complaints, grievances, disciplinary matters or controversies have resulted or could reasonably be expected to result in a Proceeding. Neither the Company nor any Company Subsidiary has received notice from any Governmental Entity responsible for the enforcement of labor or employment Laws indicating its intent to conduct an investigation with respect to the Company or any Company Subsidiary, no such investigation is in progress, and, to the Company’s Knowledge, no Governmental Entity intends to or has threatened to conduct such investigation.

(d)                                       Since the enactment of the WARN Act, (i) neither the Company nor any Company Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Company Subsidiary, and (iii) neither the Company nor any Company Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law.

(e)                                        The Company is not party to any collective bargaining agreement or similar agreement with any labor organization or work council, or work rules or practices agreed to with any labor organization, work council or employee group or employee association applicable to employees of the Company. No employees of the Company are represented by any labor organization or work council or employee group and, to the Company’s Knowledge, there have been no union or work council organizing activities, efforts or proceedings among any of their respective employees, nor does any question concerning representation exist concerning such employees and, to the Company’s Knowledge, no such activities or proceedings have been threatened.

(f)                                         There is no labor strike, dispute, corporate campaign, slowdown, stoppage or lockout pending or, to the Company’s Knowledge, threatened against or affecting the Company, and during the last three years there has not been any such action.

(g)                                        All personnel policies and procedures applicable to employees of the Company are in writing.  True, complete and correct copies of all personnel policies and procedures applicable to employees of the Company have been made available to the Parent.

(h)                                       To the Company’s Knowledge, no current or former employees, independent contractors or consultants of the Company are in violation or breach of any term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, restrictive covenant, statutory obligation, fiduciary duty or any other common law obligation owed to any former employer, customer or client, relating to the right of any such employee, independent contractor or consultant to be employed by the Company or a competitor of the Company because of the nature of the business conducted by the Company or a competitor of the Company or to the use of trade secrets, confidential or proprietary information of others. Neither the Company nor any Company Subsidiary has received any notice alleging that any such violation has occurred.

(i)                                           There are no outstanding loans between the Company and its employees.  To the Company’s Knowledge, no assurances or undertakings have been given to any of the employees or independent contractors of the Company as to the continuation, introduction, increase or improvement of any terms and conditions, remuneration, benefits, or other bonus or incentive scheme.

(j)                                          Section 2.16(j) of the Disclosure Schedule sets forth a true, complete and correct list of the names, positions, length of service, exempt or non-exempt FLSA classification, accrued vacation, leave status (if any) and anticipated return date, and current salaries, commissions,  target bonuses or other compensation of all employees, directors, independent contractors or consultants, and elected and appointed officers of the Company. All of the employees of the Company are “at will.” During the 90 days preceding the date hereof, there have been no terminations, layoffs, voluntary departures or retirements of any employees of the Company, and the Company has no reason to believe that any terminations, layoffs, voluntary departures or retirements will occur prior to the Closing. To the Company’s Knowledge, no employees or officers of the Company have given notice to the Company of actual or potential termination of employment to the Company, nor, to the Company’s Knowledge, does any such employee or officer intend to terminate his or her employment with the Company.

(k)                                       The Company does not have any (i) Liability for compensation to former employees, (ii) obligation to reinstate or re-employ any former officer or former employee of the Company or any Company Subsidiary, or (iii) Knowledge of grounds for dismissal of any employee of the Company.

(l)                                           True, complete and correct copies of all employment, engagement and services Contracts have been made available to Parent.

(m)                                   For each employee of the Company employed within the United States, (i) the Company has not received notice or other communication from any Governmental Entity or other Person regarding any violation or alleged violation of any Law relating to hiring, recruiting, employing of (or continuing to employ) anyone not authorized to work in the United States and (ii) the Company has in its files a Form I-9 that is validly and properly completed in accordance with Law for each employee with respect to whom such form is required by Law.

(n)                                       True, complete and correct copies of all Contracts reflecting transaction bonuses, change in control payments, severance rights, deferred compensation payments or other payments or benefits as a result of the transactions contemplated by this Agreement have been made available to the Parent.  Schedule 2.16(n) of the Disclosure Schedule sets forth a true, complete and correct list of all Change of Control Liabilities known or determinable as of the date hereof, including, for the avoidance of doubt, any such bonuses, payments, rights or benefits to independent contractors.

Section 2.17                                  Interested Party Transactions. The Company is not indebted to any director, officer, employee, consultant or independent contractor of the Company or any Securityholder or any of their respective family members (except for current amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, in each case in the Ordinary Course of Business), and no such Person is indebted to the Company. No director, officer, employee, consultant or independent contractor of the Company or any Securityholder or any of their respective family members owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent of the equity of any such entity), or is a director, officer, employee, consultant, independent contractor or securityholder of any Person that is, a competitor, lessor, lessee, licensor, licensee, customer, supplier or distributor of the Company or that conducts a business similar to any business conducted by the Company. No director, officer, employee, consultant or independent contractor of the Company or any Securityholder or any of their respective family members (a) owns or holds, directly or indirectly, in whole or in part, any interest of any kind in any Company Intellectual Property, (b) has any claim, charge, action or cause of action against the Company, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any Company Employee Plan existing on the date hereof, (c) has made, on behalf of the Company, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any director, officer, employee, consultant or independent contractor of the Company or any Securityholder or any of their respective family members is an officer, director, securityholder, employee, independent contractor or consultant (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent of the equity of any such entity) or (d) has any material interest in any assets used in or pertaining to the business of the Company.

Section 2.18                                  Real Property.

(a)                                       The Company does not own, and neither the Company nor any Company Subsidiary has ever owned any real property (including any ownership interest in any buildings or structures and improvements located thereon).

(b)                                       Section 2.18(b) of the Disclosure Schedule sets forth a true, complete and correct list of all Contracts pursuant to which the Company leases, subleases, licenses, uses, operates or occupies or has the right to lease, sublease, license, use, operate or occupy, now or in the future, any real property used or held for use in the business of the Company (each, whether written, oral or otherwise, being a “Real Property Lease” and any real property, land, buildings and other improvements covered by the Real Property Lease being “Leased Real Property”). The Company has provided to Parent a true, complete and correct copy of each Real Property Lease, including true, complete and correct copies of all amendments, assignments and extensions thereof. Each Real Property Lease is in full force and effect and constitutes the entire agreement between the parties thereto, and there are no other Contracts between such parties.

(c)                                        All of the land, buildings, structures and other improvements used by the Company are included in the Leased Real Property. Neither the Company nor any Company Subsidiary has received any written notice of any violation of Laws with respect to any Real Property Lease or any Leased Real Property, which has not heretofore been resolved. There are no pending or, to the Company’s Knowledge, threatened or contemplated Proceedings regarding condemnation or other eminent domain Proceedings affecting any Leased Real Property or any negotiations regarding or sale or other disposition of any Leased Real Property in lieu of condemnation, or other Proceedings relating to any parcel of the Leased Real Property or any portion thereof that would reasonably be expected to have a material impact on the Company. No Leased Real Property has suffered any material damage by fire or other casualty that has not been completely repaired and restored.

(d)                                       The Company has a valid leasehold interest under each Real Property Lease, in each case, free and clear of all Liens except Permitted Liens. The Company is not in default or otherwise in breach under any Real Property Lease and, to the Company’s Knowledge, no other party is in default or otherwise in breach thereof. The Company has not exercised, and no other party to any Real Property

Lease, has exercised or, to the Company’s Knowledge, intends to exercise, any adverse action or termination right with respect thereto. All rent and other sums and charges payable by the Company as tenant thereunder are current. The Company has not repudiated, and no other party thereto has repudiated or, to the Company’s Knowledge, intends to repudiate, any provision of any Real Property Lease. There is no dispute, oral agreement or forbearance program in effect with respect to any Real Property Lease. The Company has not waived, or omitted to take any action in respect of, any of their respective rights under the Real Property Leases. The Real Property Leases were entered into on an arm’s-length basis, on negotiated market terms and in the Ordinary Course of Business.

(e)                                        Except as listed in Section 2.18(e) of the Disclosure Schedule: (i) the Company has not given any mortgagee or other Person any estoppel certificate or similar instrument that would preclude assertion of any claim under any Real Property Lease, affect any right or obligation under any Real Property Lease or otherwise be binding upon any successor to the Company’s position under any Real Property Lease; (ii) the Company has not contested, and is not currently contesting, any operating cost, real estate Tax or assessment or other charge payable by the tenant under any Real Property Lease; (iii) there is no purchase option, right of first refusal, first option or other right held by the Company with respect to, or any real estate or building affected by, any Real Property Lease that is not contained within such Real Property Lease; (iv) there are no unpaid tenant improvement allowances or unpaid amounts due to the Company under any Real Property Leases and the Company does not have any outstanding setoff rights or offsets under any Real Property Lease; and (v) neither the Company nor any Company Subsidiary has exercised any option or right to terminate, renew or extend or otherwise affect any right or obligation of the tenant under any Real Property Lease or to purchase the real property subject to any Real Property Lease.

(f)                                         The use, occupancy, operation and maintenance of all Leased Real Property (including the building and other improvements erected thereon) and the conduct of the business of the Company on such Leased Real Property comply with all Laws and all applicable insurance requirements, including those pertaining to building and zoning matters and the Americans with Disabilities Act and other similar Laws and all restrictions relating to the Leased Real Property, and conform to all such Laws and restrictions on a current basis without reliance on any variance or other special limitation or conditional or special use permit.

(g)                                        The Company has not received notification of, and, to the Company’s Knowledge, there does not exist, any outstanding deficiency notice or work order, or any pending deficiency notice or work order, in respect of any Leased Real Property or material defect in any structural component of any improvement on any Leased Real Property or any of its electrical, plumbing, HVAC, life safety or other building systems.

(h)                                       Except as disclosed in Section 2.18(h) of the Disclosure Schedule, all of the plant, buildings, structures, erections, improvements, fixtures and appurtenances situated on or forming part of the Leased Real Property are in good operating condition and in a state of good maintenance and repair adequate and suitable for the purposes for which they are presently being used by the Company.

(i)                                           All of the tangible personal assets located on the Leased Real Property that are used in the Business are owned by the Company.

(j)                                          All accounts for work and services performed and materials placed or furnished upon or in respect of the Leased Real Property at the request of the Company have been fully paid and satisfied, and no Person is entitled to claim a Lien against any part of the Leased Real Property in respect thereof.

Section 2.19                                  Insurance. The Company has policies of insurance and bonds of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company. Section 2.19 of the Disclosure Schedule contains a true, complete and correct list of the policies, Contracts of insurance and bonds maintained by the Company, other than the Company Employee Plans listed on Section 2.15(a) of the Disclosure Schedule. All such policies, Contracts and bonds are in full force and effect, all premiums due and payable to date under all such policies (or, if not yet due, accrued), Contracts and bonds have been paid and the Company is otherwise in compliance in all material respects with the terms of such policies, Contracts and bonds. To the Company’s Knowledge, there is no claim pending under any such policies, Contracts or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies, Contracts or bonds. Since January 1, 2016, the Company has not received any notice of cancellation or non-renewal of any such policies, Contracts or bonds from any of its insurance carriers or the issuers of such bonds, nor to the Company’s Knowledge, is the termination of any such policies, Contracts or bonds threatened. Since January 1, 2016, the Company has not received any notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided will not be available to the Company in the future on substantially the same terms as now in effect. None of such policies, Contracts or bonds provides for any retrospective premium adjustment, experience-based liability or loss sharing arrangement affecting the Company.  Section 2.19 of the Disclosure Schedule also contains a true, complete and correct list of all surety arrangements, self-insurance, retention, captive insurance or similar arrangements under any Law affecting the Company or the operations of the Company.

Section 2.20                                  Compliance with Laws.

(a)                                       (i) Except for instances of non-compliance that would not reasonably be expected to have a material impact on the Company, the Company is currently in compliance with, and since January 1, 2016, each of the Company and each Company Subsidiary has complied with, all Laws applicable to the business or assets of the Company and the Company Subsidiaries, and (ii) during the past three years, no written (or to the Company’s Knowledge, oral) notice, charge, claim, action or assertion from a Governmental Entity has been received by the Company or any Company Subsidiary or, to the Company’s Knowledge, has been filed, commenced or threatened against the Company or any Company Subsidiary by a Governmental Entity alleging any violation of any applicable Law. Since January 1, 2016, neither the Company nor any Company Subsidiary has received any written (or to the Company’s Knowledge, oral) notice or direction from any Governmental Entity challenging or questioning the legal right of the Company or any Company Subsidiary to design, market, offer or sell any of the Products or the use of the Company’s assets in the present manner or style thereof.

(b)                                       The Company and each Company Subsidiary has conducted its export transactions in all material respects in accordance with applicable provisions of United States export control Laws, including the Export Administration Act and the Export Administration Regulations (the “EAR”). Without limiting the foregoing: (i) the Company has obtained all export licenses and other approvals required for its exports of Products, Software and Technologies from the United States; (ii) the Company is in compliance with the terms of all applicable export licenses or other approvals; (iii) there are no pending or, to the Company’s Knowledge, threatened claims or investigations against the Company with respect to such export licenses or other approvals; and (iv) to the Company’s Knowledge, there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiary’s export transactions that may give rise to any future claims or investigations. All process technologies utilized by the Company in the manufacture of the Products to date or currently contemplated to be utilized by the Company in the future, whether owned, licensed, or obtained through supply agreements with third party providers (each, a “Company Process Technology”), are commercial or dual-use technologies controlled by the EAR. In furtherance, and not in limitation, of the foregoing, no Company Process Technology has been specifically designed, developed, configured, adapted or modified for a military, intelligence or space application.

Section 2.21                                  FDA and Related Matters.

(a)                                       The Company and each Company Subsidiary holds, and is operating in material compliance with, all material Registrations required to conduct the business of the Company and the Company Subsidiaries as currently conducted, and Section 2.21(a) of the Disclosure Schedule sets forth a true, complete and correct list as of the date hereof of such Registrations. Each of the Registrations is valid and subsisting in full force and effect. Neither the Company nor any Company Subsidiary has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from a Regulatory Authority or other Governmental Entity alleging that any operation or activity of the Company or any Company Subsidiary is in violation of the Registrations. To the Company’s Knowledge, neither the United States Food and Drug Administration (the “FDA”) nor any comparable Regulatory Authority or Governmental Entity is considering materially limiting, suspending or revoking any such Registration or changing the marketing classification or labeling of the Products. Except as would not reasonably be expected to have a material impact on the Company, there has not been and is currently no false or misleading information or material omission in any Product application or other submission to the FDA or any comparable Regulatory Authority or Governmental Entity. Except as would not reasonably be expected to have a material impact on the Company, the Company and each Company Subsidiary has fulfilled and performed its obligations under each Registration, and no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause revocation or termination of any such Registration. To the Company’s Knowledge, and except as would not reasonably be expected to have a material impact on the Company, any third party that is a manufacturer or contractor for the Company or any Company Subsidiary is in compliance with all Registrations insofar as they pertain to, or affect, the manufacture of Product components or Products for the Company or any Company Subsidiary.

(b)                                       Except as would not reasonably be expected to have a material impact on the Company, all Products developed, tested, investigated, manufactured, processed, produced, distributed, advertised, commercialized, marketed, imported, exported or sold by or on behalf of the Company or any Company Subsidiary that are subject to the jurisdiction of the FDA or any comparable Regulatory Authority or Governmental Entity have been and are being developed, tested, investigated, manufactured, processed, produced, distributed, advertised, commercialized, marketed, imported, exported and sold in compliance with FDA Laws, any comparable Laws enforced by any other Regulatory Authority or Governmental Entity that has jurisdiction over the operations of the Company or such Company Subsidiary, as applicable, and any other applicable Law, including those regarding non-clinical research, clinical research, establishment registration, device listing, pre-market notification and pre-market approval, good manufacturing practices, labeling, advertising, record-keeping, device importation and exportation, adverse event reporting and reporting of corrections and removals.  Except as would not reasonably be expected to have a material impact on the Company, the Company has operated in compliance with applicable Laws related to the testing, investigation, manufacturing, processing, production, distribution, advertising, commercialization, marketing, import, export, and sale of its Products, including, without limitation, the FDA Laws, any comparable Laws enforced by any other Regulatory Authority or Governmental Entity, and any other applicable Laws.  To the Company’s Knowledge, except as would not reasonably be expected to have a material impact on the Company any third party that is a manufacturer or contractor for the Company or any Company Subsidiary is in compliance with all FDA Laws, any comparable Laws enforced by any other Regulatory Authority or Governmental Entity that has jurisdiction over the operations of the Company and any other applicable

Law insofar as they pertain to, or affect, the manufacture of Product components or Products for the Company or such Company Subsidiary.

(c)                                        There are no enforcement actions (including any administrative Proceeding, prosecution, injunction, seizure, civil penalty, exclusion or debarment action) pending or threatened by or on behalf of FDA or any other Regulatory Authority or Governmental Entity that has jurisdiction over the operations of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has had any Product or manufacturing site (whether Company or Company Subsidiary-owned or that of a contract manufacturer for Products) subject to a Regulatory Authority or Governmental Entity (including FDA) shutdown or import or export prohibition, or received any Form FDA-483 or other Governmental Entity notice of inspectional observations, notice of adverse finding, FDA warning letter, notice of violation or “untitled letter,” notice of FDA action for import detention or refusal, or any other written notice from the FDA or other Governmental Entity alleging or asserting material noncompliance with any applicable Laws or Registrations, or requests or requirements to make changes to the Products that if not complied with could have a material impact on the Products or the Company. Neither the Company nor any Company Subsidiary is subject to any obligation arising under an administrative or regulatory action, FDA or other Governmental Entity inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Entity, or any other written communication from any Regulatory Authority or Governmental Entity alleging or asserting material noncompliance with any applicable Laws, including the FDA Laws. The Company and each Company Subsidiary has made all applications, notifications, submissions, information, claims and reports required by FDA Laws or any other applicable Law, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Entity and all such notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to the FDA or any comparable Regulatory Authority or Governmental Entity, and any necessary or required updates, changes, corrections, or modification to such applications, notifications, submissions, information, claims and reports have been submitted to such Regulatory Authority or other Governmental Entity. To the Company’s Knowledge, no basis for liability exists with respect to any such notification, submission, information, claim or report. To the extent any adverse events have occurred, any and all known adverse events have been reported to FDA as required by the FDA Laws.

(d)                                       Except as set forth on Section 2.21(d) of the Disclosure Schedule, no Product distributed or sold by or on behalf of the Company or any Company Subsidiary has been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing, and to the Company’s Knowledge, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any such Product; (ii) a material change in the labeling of any such Product; or (iii) a termination, seizure or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such Product. No Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, correction, suspension, import detention or seizure of any such Product are pending or, to Company’s Knowledge, threatened against the Company or any Company Subsidiary.

(e)                                        The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or any Company Subsidiary or in which the Company, any Company Subsidiary or their Products have participated were and, if still pending, are being conducted in accordance with standard medical and scientific research procedures and all applicable Laws, including, but not limited to, the FDA Laws and FDA’s applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 812, except as would not reasonably be expected to have a material impact on the Company. Except to the extent disclosed on Section 2.21(e) of the Disclosure Schedule, no investigational device exemption filed by or on behalf of the Company or any Company Subsidiary with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign regulatory agency has commenced, or, to the Company’s Knowledge, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company or any Company Subsidiary. To the Company’s Knowledge, all data generated by the Company and each Company Subsidiary with respect to its Products that has been provided to its customers or otherwise made public is truthful and not misleading.

(f)                                         Neither the Company nor any Company Subsidiary is the subject of any pending or, to the Company’s Knowledge, threatened investigation in respect of the Company, any Company Subsidiary or any Products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. None of the Company, any Company Subsidiary or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar Law. As of the date hereof, to the Company’s Knowledge, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a debarment or exclusion are pending or threatened against the Company or any Company Subsidiary or any of their respective officers, employees or agents.

Section 2.22                                  Healthcare Regulatory Compliance.

(a)                                       None of the Company, any Company Subsidiary or any of their respective officers, directors, managing employees (as those terms are defined in 42 C.F.R. § 1001.2), or, to the Company’s Knowledge, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company or any Company Subsidiary, is or has been a party to, or bound by, any Order, individual integrity agreement, corporate integrity agreement, deferred prosecution agreement, non-prosecution agreement, settlement or other formal or informal agreement with any Governmental Entity concerning compliance with Health Care Laws.

(b)                                       None of the Company, any Company Subsidiary or any of their respective officers, directors, managing employees (as those terms are defined in 42 C.F.R. § 1001.2) of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company or any Company Subsidiary: (i) has been convicted of any criminal offense relating to the delivery of an item or service reimbursable under any Federal Health Care Program; (ii) is or has been excluded, or suspended from, or been otherwise ineligible for, participation in any Federal Health Care Program; (iii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code (the “SSA”); (iv) is currently listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs, the Office of Inspector General, U.S. Department of Health and Human Services List of Excluded Individuals/Entities or any comparable exclusion list maintained by a state Medicaid program; or (v) to the Company’s Knowledge, is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense.

(c)                                        The Company and each Company Subsidiary is, and for the past 3 years, has been, in material compliance with all Health Care Laws.  None of the Company, any Company Subsidiary or any of their respective officers or directors (as those terms are defined in 42 C.F.R. § 1001.2) of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any employee or agent (as those terms are defined in 42 C.F.R. § 1001.2) of the Company or any Company Subsidiary: has engaged in any activity that is in material violation of, is cause for civil or criminal penalties, mandatory or permissive exclusion from a Federal Health Care Program or other administrative sanction under, the Health Care Laws, the federal Medicare or federal or state Medicaid statutes, Section 1128, 1128A, or 1128B of the SSA (42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, and 1320a-7c), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the civil False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), criminal false claims statutes (e.g., 18 U.S.C. §§ 286, 287 and 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), the Physician Payments Sunshine Act (42 U.S.C. §§ 1320a-7h) and any analogous state statutes, the anti-fraud and related provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (e.g., 18 U.S.C. §§ 1035 and 1347), or related regulations, or any other Laws that govern the health care industry or relationships among health care providers, suppliers, distributors, manufacturers and patients (collectively, “Health Care Laws”), including any other activity that violates any applicable Law relating to prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services or the billing for such items or services provided to a beneficiary of any Federal Health Care Program.

(d)                                       There are no Proceedings pending or threatened by or on behalf of any Regulatory Authority or Governmental Entity regarding any potential or actual material non-compliance by, or material liability of the Company or any Company Subsidiary under any Health Care Law. To the Company’s Knowledge, no Person has filed or has threatened to file against the Company or any Company Subsidiary an action relating to any FDA Law or Health Care Law under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(e)                                        To the Company’s Knowledge, neither the Company nor any Company Subsidiary is in violation of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or the regulations contained in 45 C.F.R. Parts 160 and 164 (the “Federal Privacy and Security Regulations”). To the Company’s Knowledge, neither the Company nor any Company Subsidiary is under investigation by any Governmental Entity for a violation of HIPAA or the Federal Privacy and Security Regulations. To the Company’s Knowledge, neither the Company nor any Company Subsidiary is a “covered entity” as that term is defined in HIPAA and is not in material breach of any “business associate contract,” as described in 45 C.F.R. § 164.504(e). For the past three years, the Company and each Company Subsidiary has been in compliance in all material respects with federal and state data breach laws.

(f)                                         To the extent the Company or any Company Subsidiary provides to customers or others reimbursement coding or billing advice regarding Products offered for sale by the Company or any Company Subsidiary and procedures related thereto, to the Company’s Knowledge, such advice is (i) true, complete and correct; (ii) in compliance with Medicare and other Health Care Laws; (iii) conforms to the applicable American Medical Association’s Current Procedural Terminology (CPT), the International Classification of Disease, Tenth Revision, Clinical Modification (ICD-10-CM) and other applicable coding systems; (iv) includes a disclaimer advising customers to contact individual payers to confirm coding and billing guidelines; and (v) has been independently verified as supporting accurate claims for reimbursement by federal, state and commercial payors.

(g)                                        The Company and each Company Subsidiary has adopted a code of ethics and has an operational healthcare compliance program reasonably designed to cause the Company and Company Subsidiaries and their employees and agents, including sales representatives, to be in compliance in all material respects with all applicable Health Care Laws.

(h)                                       Except as has not had, and would not reasonably be expected to have a material impact on the Company, (i) all agreements or other arrangements between the Company or a Company Subsidiary and any physician for services are in writing, describe bona fide services required by the Company or such Company Subsidiary, as the case may be, and provide for fair market value compensation for such services determined as of the effective date of such agreement; (ii) the top ten agreements or arrangements (as identified by expenditure in calendar year 2018 by the Company or a Company Subsidiary) with health care professionals (or if less than ten, the number of such agreements or arrangements that exist) for services to or investments in the Company or any Company Subsidiary, directly or indirectly, to which the Company or a Company Subsidiary is a party as of the date hereof are listed on Section 2.22(h) of the Disclosure Schedule, including true, complete and correct details as to amounts paid thereunder for the period specified therein; and (iii) all payments made by the Company or a Company Subsidiary to any health care professional for services rendered by such health care professional have been in accordance with the terms of such agreements entered into by the Company or such Company Subsidiary with any such physician as described in (i) of this subsection (h).

Section 2.23                                  Books and Records. The minute books of the Company and each Company Subsidiary made available to Parent contain a true, complete and correct summary of all meetings of directors and Stockholders of the Company and each Company Subsidiary and all actions by written consent from the time of incorporation or formation of the Company and each Company Subsidiary through the date hereof and accurately reflect, in all material respects, all transactions and other corporate actions referred to in such minutes.

Section 2.24                                  Brokers’ and Finders’ Fees. Except as set forth on Section 2.24 of the Disclosure Schedule, neither the Company nor any Person acting on its behalf has employed any financial advisor, broker or finder or incurred any Liability for any financial advisory, brokerage or finder’s fee or commission in connection with this Agreement, the other Transaction Documents or the Merger or Other Transactions for which the Company, the Surviving Corporation, Parent or any Stockholder or any of their respective affiliates is or may become liable.

Section 2.25                                  Customers and Suppliers.

(a)                                       Section 2.25(a) of the Disclosure Schedule sets forth a true, complete and correct list of the top 20 customers and top 20 commercial partners of the Company and any Company Subsidiary, as determined by annual sales to such customers for each of its fiscal years ending December 31, 2017 and December 31, 2018 (each, a “Key Customer”).  Except as set forth on Section 2.25(a) of the Disclosure Schedule, during the preceding 12 months, no Key Customer has provided any written (or, to the Company’s Knowledge, an oral) indication to the Company that it intends, or has otherwise threatened, and to the Company’s Knowledge, no Key Customer intends, to terminate its business relationship with the Company or that it intends to materially limit or alter (or is considering limiting or altering) its business relationship with the Company in any material respect (including with respect to pricing, volume or other terms of purchase).  During the preceding three years, neither the Company nor any Company Subsidiary has received any written complaint from any Key Customer concerning the products and services of the Company or any Company Subsidiary, other than complaints made in the Ordinary Course of Business, none of which are material, individually or in aggregate.  For purposes of this Section 2.25, the term Key Customers shall be deemed to include distributors of the Company.

(b)                                       Section 2.25(b) of the Disclosure Schedule sets forth a true, complete and correct list of the top ten suppliers of the Company and any Company Subsidiary, as determined by annual purchases from such suppliers for each of its fiscal years ending December 31, 2017 and December 31, 2018 (each, a “Key Supplier”).  Except as set forth on Section 2.25(b) of the Disclosure Schedule, during the preceding 12 months, no Key Supplier has provided any written (or, to the Knowledge of the Company, oral) indication that it intends, or has otherwise threatened, and to the Company’s Knowledge, no Key Supplier intends, to terminate its business relationship with the Company or to limit or alter (or is considering limiting or altering) its business relationship with the Company in any material respect (including with respect to pricing or other terms of purchase).  There are no, and during the last three years there have not been any material disputes or controversies between the Company or any Company Subsidiary, on the one hand, and a Key Supplier, on the other hand, regarding the quality, merchantability or safety of, or involving a claim of breach of warranty which has not been fully resolved with respect to, or defect in, any product purchased, manufactured or sold by the Company.

Section 2.26                                  Material Contracts. Section 2.26 of the Disclosure Schedule contains a true, complete and correct list of the following Contracts to which the Company is a party or by which any of its assets are bound (each Contract so listed or required to be so listed being a “Material Contract”) and, to the extent that a Material Contract is not written, Section 2.26 of the Disclosure Schedule contains an accurate description of the material terms thereof, and each Material Contract is listed under a heading in Section 2.26 of the Disclosure Schedule that corresponds with the applicable clause among the following to which such Material Contract relates:

(a)                                       each distributor, sales, advertising, agency or manufacturer’s representative Contract;

(b)                                       each Contract for the purchase of materials, supplies, equipment or services involving more than $50,000 over the life of the Contract;

(c)                                        each Contract relating to the acquisition by the Company of any assets of a substantial nature, operating business or capital stock of any other Person, the participation in a joint venture or similar arrangement with any other Person or the making of any other investment in any other Person;

(d)                                       each Contract or commitment granting exclusive marketing or distribution or other exclusive rights;

(e)                                        each License, and each other Contract relating to the acquisition, transfer, development, license, use or commercialization of Intellectual Property or any waiver or release of rights in, to or under Intellectual Property;

(f)                                         each Contract, offer or proposal made by or binding upon the Company to any customer or potential customer for the sale of Products having a value of more than $25,000;

(g)                                        each trust indenture, mortgage, promissory note, loan agreement or other Contract or instrument relating to Indebtedness, or any currency exchange, commodities or other similar Contract;

(h)                                       each Contract for capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

(i)                                           each Contract limiting the freedom of the Company to engage in any line of business or to compete with any other Person;

(j)                                          each Contract containing any form of most-favored provisions in favor of any supplier or customer of the Company;

(k)                                       each Contract purporting to impose confidentiality, non-disclosure, non-solicitation or non-disparagement obligations on the Company, or any of its current or former employees, directors, officers or agents, including former employees, directors, officers or agents of any Company Subsidiary other than customary non-disclosure agreements with commercial third parties entered into in the Ordinary Course of Business that do not contain non-solicitation or non-disparagement obligations;

(l)                                           each settlement agreement as to which the Company continues to be bound;

(m)                                   each Contract for the lease of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal assets;

(n)                                       each employment agreement or any other Contract that contains any severance, retention, termination pay, change of control payment or similar Liabilities;

(o)                                       each Contract with any director, officer, employee, consultant or stockholder of the Company or any of their respective family members;

(p)                                       each collective bargaining agreement, labor contract or similar Contract governing any employee of the Company;

(q)                                       each Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar Contract with respect to, Liabilities or Indebtedness of any other Person other than in the Ordinary Course of Business;

(r)                                          each Contract with a Governmental Entity;

(s)                                         each Contract of any Company Subsidiary as to which the Company has any material continuing obligation; and

(t)                                          each other Contract not entered into in the Ordinary Course of Business.

Section 2.27                                  No Breach of Material Contracts.

(a)                                       The Company has delivered to Parent a true, complete and correct copy of each Material Contract (or, to the extent that a Material Contract is not written, an accurate description of the material terms thereof is included in Section 2.26 of the Disclosure Schedule).

(b)                                       With respect to each Material Contract: (i) such Material Contract is legal, valid and binding, in full force and effect and enforceable in all material respects in accordance with its terms against the Company and, to the Company’s Knowledge, against each other party thereto, and such Material Contract will continue to be so legal, valid, binding, in full force and effect and enforceable on identical terms upon and following the consummation of the Merger or Other Transactions; (ii) the Company is not, and, to the Company’s Knowledge, no other party thereto is, in material breach of or default under such Material Contract, and no party thereto has given to any other party thereto written notice alleging that such a breach or default occurred; (iii) no event has occurred that (with or without the passage of time or giving of notice) would constitute a material breach or default of, or permit termination, modification, acceleration or cancellation of, such Material Contract or of any material right or Liability thereunder; (iv) the Company has not waived any material right under such Material Contract; (v) no party to such Material Contract has terminated, modified, accelerated or canceled such Material Contract or any material right or Liability thereunder or communicated such party’s desire or intent to do so; (vi) the

Company has not received any prepayment under such Material Contract for any service that has not been fully performed or Product that has not been supplied; and (vii) if the parties to such Material Contract are performing under terms that have expired by the express terms of such Material Contract, then Section 2.26 of the Disclosure Schedule identifies such expiration and describes the material terms under which such parties continue to perform.

Section 2.28                                  Accounts Receivable and Payable. Subject to any reserves set forth in the Interim Balance Sheet, all accounts receivable of the Company shown on the Interim Balance Sheet and, as of the Closing Date, all accounts receivable created in the Ordinary Course of Business from bona fide arm’s-length transactions of the Company shown on the Closing Balance Sheet are valid receivables subject to no setoffs or counterclaims, represent and will represent bona fide claims against debtors for sales and other charges, are current and collectible and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed in the Interim Balance Sheet are sufficient to provide for any losses which may be sustained on realization of the receivables. The amounts carried as reserves for expenses, including all expenses for services rendered and goods purchased, and warranty claims on the Interim Balance Sheet and the Closing Balance Sheet are sufficient for the payment of (a) expenses incurred prior to the Closing Date, other than Company Transaction Expenses, (b) current and any other unresolved warranty claims and (c) warranty claims which arise prior to 12 months from the Balance Sheet Date and Closing Balance Sheet, respectively. There are no unpaid invoices or bills representing amounts alleged to be owed by the Company, or other alleged obligations of the Company, which such invoices, bills or other obligation the Company has disputed or determined to dispute or refused to pay.

Section 2.29                                  Inventory. The inventories of the Company, whether shown on the Interim Balance Sheet or thereafter acquired by the Company prior the Closing Date, consist of items of a quantity and quality usable or salable in the Ordinary Course of Business. Since the date of the Interim Balance Sheet, the Company has continued to replenish inventories in a normal and customary manner consistent with past practices. The Company has not received written or oral notice that it will experience in the foreseeable future any material difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of the Products.

Section 2.30                                  Propriety of Past Payments.  None of the Company, any Company Subsidiary, any of their respective securityholders, directors, officers, employees, agents, independent contractors or consultants or, to the Company’s Knowledge, any other Person associated with or acting for or on behalf of the Company or any Company Subsidiary, has, directly or indirectly, offered, promised, authorized or made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services to illegally: (a) influence an act or decision of that government official (including a decision not to act) in connection with the business or operations of the Company or any Company Subsidiary; (b) induce such a Person to use his or her influence to affect any government act or decision in connection with the business or operations of the Company or any Company Subsidiary; (c) obtain favorable treatment for the Company, any Company Subsidiary or any of their respective affiliates in securing business; (d) pay for favorable treatment for business secured for the Company, any Company Subsidiary or any of their respective affiliates; (e) obtain special concessions, or for special concessions already obtained, for or in respect of the Company, any Company Subsidiary or any of their respective affiliates; or (f) otherwise benefit the Company, any Company Subsidiary or any of their respective affiliates in violation of any Law (including the United States Foreign Corrupt Practices Act). None of the Company, any Company Subsidiary, any of their respective securityholders, directors, officers, agents, employees, independent contractors, consultants or other Persons acting on behalf of the Company or any Company Subsidiary, has (i) used funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or (ii) accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value. No securityholder, director, officer, agent, employee, independent contractor, consultant or other Person acting on behalf of the Company is a government official, a political party, or a candidate for political office. The Company does not have any undisclosed sub-agents, sub-contractors or other Person acting on its behalf. None of the Company, any Company Subsidiary, any of their respective securityholders, directors, officers, agents, employees, independent contractors or consultants or other Persons acting on behalf of the Company or any Company Subsidiary has been convicted of or pleaded guilty to an offense involving fraud, corruption, or moral turpitude in any jurisdiction or is listed by any Governmental Entity as debarred, suspended, proposed for suspension or disbarment or otherwise ineligible for government procurement programs.

Section 2.31                                  Representations Complete; No Other Representations.

(a)                                       Except for the representations and warranties contained in this Agreement, the Disclosure Schedule or in any certificate furnished by the Company pursuant to this Agreement, neither the Company, nor any other Person makes any other express or implied representation or warranty with respect to the Company or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its affiliates or Representatives.  Except for the representations and warranties contained in this Agreement, the Disclosure Schedule or in any certificate furnished by the Company pursuant to this Agreement, and except in the case of fraud, the Company hereby disclaims all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its affiliates or their respective Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any Representative of the Company or any of its affiliates).  The Company makes no representations or warranties to Parent regarding any projection or forecast regarding future results or activities or the probable success or profitability of the Company.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As a material inducement to the Company to enter into this Agreement and to consummate the Merger and Other Transactions, Parent and Merger Sub represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 3.1                                         Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to own its assets and to carry on its business.

Section 3.2                                         Authority; Non-Contravention. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the Merger and Other Transactions. The execution and delivery of this Agreement and the other Transaction Documents to which Parent or Merger Sub is a party and the consummation of the Merger and Other Transactions have been duly authorized by all necessary corporate action on the part of Parent or Merger Sub, as applicable. This Agreement and the other Transaction Documents to which Parent or Merger Sub is a party have been duly executed and delivered by Parent or

Merger Sub, as applicable, and constitute the legal, valid and binding obligations of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub, as applicable, in accordance with their terms, except to the extent that enforceability may be limited by the effect, if any, of any applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally or any general principles of equity. Neither the execution and delivery by Parent or Merger Sub of this Agreement nor the consummation of the Merger and Other Transactions will conflict with, or result in any breach or violation of, or default under (with or without due notice or lapse of time, or both) or give rise to a right of termination, cancellation or obligation or loss of any benefit under (a) any provision of the certificate of incorporation or bylaws, or other equivalent charter documents, as applicable, of Parent or Merger Sub, (b) any Contract to which Parent or Merger Sub is a party or by which any of their respective assets are bound or (c) any Law applicable to Parent or Merger Sub or any of their respective assets, except, any such conflicts, breaches, violations, defaults, rights or losses, which would not, individually or in the aggregate, prevent or materially and adversely delay the consummation by Parent or Merger Sub, as applicable, of the Merger and Other Transactions. No notice to or filing with, and no permit, authorization, consent or approval of, any Person is necessary for the execution and delivery of this Agreement by Parent or Merger Sub or the consummation of the Merger and Other Transactions, except as provided in Article I and any filings required under the HSR Act.

Section 3.3                                         Brokers’ and Finders’ Fees. Neither Parent nor Merger Sub, nor any Person acting on their behalf, has employed or engaged any financial advisor, broker or finder or incurred any Liability for any financial advisory, brokerage or finder’s fee or commission in connection with this Agreement, the other Transaction Documents or the Merger or Other Transactions for which the Company or the Securityholders (other than Parent) are or may become liable.

Section 3.4                                         Sufficient Cash. Parent has sufficient cash resources to pay the Cash Consideration to be paid hereunder at the Closing and will have sufficient cash to pay any of the Milestone Payments when payable under this Agreement.

Section 3.5                                         Exclusivity of Representations of Parent and Merger Sub. Except as expressly set forth in this Article III or in any certificate furnished by Parent pursuant to this Agreement, neither Parent, nor Merger Sub, nor any Person on behalf of Parent or Merger Sub has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Parent’s business or otherwise, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed.

Section 3.6                                         Reliance. Parent and Merger Sub expressly acknowledge and agree that, except as set forth in Article II of this Agreement, the Disclosure Schedule or any certificate furnished by the Company pursuant to this Agreement, none of Parent, Merger Sub or any of their respective representatives is relying on any other representation or warranty of the Company or any other Person, including regarding the accuracy or completeness of any such other representations or warranties, whether express or implied.

ARTICLE IV
PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the date hereof and the earlier of the Closing and the date of the termination of this Agreement in accordance with Article VII:

Section 4.1                                         General; Certain Governmental Matters.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each Party will use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any Laws) to consummate the Merger and Other Transactions as promptly as practicable (including satisfaction, but not waiver, of the Closing conditions set forth in Article VI), including, in the event an Order will have been issued by a court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger and Other Transactions, by using its reasonable best efforts to have such Order lifted.

(b)                                 Notwithstanding anything to the contrary in this Agreement, including, for the avoidance of doubt, this Section 4.1 or Section 4.2, nothing in this Agreement requires, or will be construed to require, Parent or Merger Sub to take or to refrain from taking, any action (including agreeing to any concession or arrangement with any Governmental Entity or other Person that would impose any material obligation on such Party) that would reasonably be expected to result in any restriction with respect to any assets, business or operations of such Party or its affiliates, or to cause its affiliates to do or agree to do any of the foregoing, whether prior to or following the Closing, including:  (i) offering, negotiating, committing to or effecting, by consent decree, hold separate order, trust or otherwise, the sale, divestiture, license or other disposition of any capital stock, assets, rights, products or businesses (including the Company); (ii) agreeing to any material restrictions on the activities of Parent or any of its businesses (including the Company); (iii) waiving any rights to which it is entitled; (iv) defending, commencing or prosecuting any legal proceeding; (v) taking any other action to prevent, effect the dissolution of, vacate, or lift any Order in any Proceeding that would otherwise have the effect of preventing or delaying the consummation of the Merger and Other Transactions; or (vi) waive any of the conditions set forth in Article VI.

Section 4.2                                         Notices and Consents.

(a)                                 Generally.  The Company will use commercially reasonable efforts to give all notices and to obtain all consents, approvals, waivers, authorizations, or novations, as the case may be, necessary in connection with the Merger and Other Transactions as expeditiously as reasonably practicable. No such consent, approval, waiver, authorization, notice or novation will include any condition or qualification that would result in or constitute an adverse change in the terms of any Material Contract, unless otherwise agreed to by Parent. Any instrument evidencing any such consent, approval, waiver, authorization, notice or novation to be obtained prior to the Closing will be in form and substance reasonably satisfactory to Parent. The Company will provide Parent true, complete and correct copies of all letters, applications or other documents prior to their submission to or promptly after receipt from any Governmental Entity or other Person with respect to each such consent, approval, waiver, authorization, notice or novation, and will afford Parent the opportunity to comment on any letter, application and other document to be submitted reasonably in advance of the anticipated time of submission and the content of any oral submission in advance of an anticipated oral communication with any Governmental Entity. The Company will promptly and regularly advise Parent concerning the status of each such consent, approval, waiver, authorization, notice and novation, including any difficulties or delays experienced in obtaining and any conditions required for any such consent, approval, waiver, authorization, notice or novation (including receipt of any oral communication from a Governmental Entity).  The Company shall not permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity with respect to any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with Parent in advance and, to the extent permitted by such Governmental Entity, gives Parent the opportunity to attend and participate thereat.  Neither the Company nor Parent shall: (i) agree to extend any waiting period under the HSR Act without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed); (ii) enter into any agreement with any Governmental Entity not to consummate the Merger or Other Transactions without the prior written consent of the other; or (iii) take any other action that would be reasonably likely to prevent or materially delay the receipt of any such consent, approval, waiver, authorization, notice or novation.

(b)                                 HSR.  The Company and Parent shall each make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (the “HSR Filing”) with respect to the Merger and Other Transactions within five Business Days after the date hereof, in which, if available, each such Party will request early termination of the HSR Act waiting period.  The Company and Parent shall respond as promptly as practicable to any inquiries received from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), the Federal Trade Commission, or any other Governmental Entity for additional information or documentation and to all inquiries and requests received from any Governmental Entity in connection with the Merger and Other Transactions, and each of the Company and Parent agrees to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act by the Federal Trade Commission or the Antitrust Division.  Each of the Company and Parent shall use commercially reasonable efforts to take, or cause to be taken, all other actions consistent with this Section 4.2 necessary and proper to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable.

Section 4.3                                         Operation of Business. Without the prior written consent of Parent, the Company will not engage in any practice, take any action or enter into any Contract or transaction outside the Ordinary Course of Business, except for any action expressly contemplated by this Agreement. Without limiting the generality of the foregoing, except as otherwise set forth on Schedule 4.3 hereto without the prior written consent of Parent or unless otherwise expressly provided in this Agreement, the Company will not (a) issue, or agree to issue, any equity or debt securities of the Company or repurchase or cancel any equity or debt securities of the Company, except for the issuance of Common Stock (including Carve-Out Common Stock) upon the exercise of any applicable Company Options in accordance with the Contracts evidencing such Company Options, (b) incur any Indebtedness other than in the Ordinary Course of Business or otherwise encumber its assets, (c) declare, set aside, or pay any dividend or make any distribution with respect to Company Capital Stock or enter into any Contract with any of the Securityholders, (d) dispose of or encumber any material asset, (e) except as otherwise required by applicable Law or any existing Company Employee Plan (as in effect on the date hereof), increase the compensation of any service provider of the Company or establish any new Company Employee Plan, or hire, retain or terminate any employee, independent contractor or consultant, (f) make or authorize any amendments to the Company Certificate of Incorporation, the Company Bylaws or any other constituent document of the Company or (g) otherwise engage in any practice, take or fail to take any action or enter into any Contract or transaction that would be likely to have a material impact on the Company. In addition, prior to the Closing Date, the Company will not, without the prior written consent of Parent, (i) amend any previously filed Tax Return of Company or any Company Subsidiary, (ii) incur any Liability for Taxes, except in the Ordinary Course of Business, (iii) make, revoke, or change any Tax election of Company or any Company Subsidiary, (iv) adopt or change any Tax accounting method or Tax accounting practice of Company or any Company Subsidiary, (v) enter into any agreement to extend or waive the statutory period of limitations for the assessment or collection of any Tax, (vi) enter into any settlement, agreement or consent with respect to any claimed, proposed or asserted Tax deficiency or assessment of Tax or (vii) settle, adjust or compromise any Tax Proceeding. The Company will notify Parent before (x) the Company enters into any Contracts (including the issuance or acceptance of purchase orders) outside the Ordinary Course of Business or (y) making any personnel changes.

Section 4.4                                         Preservation of Business. Prior to the Effective Time and subject to the restrictions of the Company pursuant to Section 4.2, the Company will use commercially reasonable efforts to keep the business and assets of the Company substantially intact, including the present operations, physical facilities, working conditions and business relationships, including with licensors, suppliers, customers, employees and independent contractors and consultants of the Company, and operate the business of the Company in a manner consistent with past practices, including all accounting policies and capital expenditures.

Section 4.5                                         Access and Cooperation. The Company will permit Parent and its representatives to have full access at all reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of the Company, subject to compliance with applicable Laws to all premises, properties, personnel, auditors, books, records (including Tax records and patent application files), Contracts, instruments and documents of or pertaining to the Company and permit Parent and its representatives to make such copies and inspections thereof as may reasonably be requested.

Section 4.6                                         Notice of Developments. The Company will give prompt written notice to Parent of (a) any breach or inaccuracy, or allegation by any third party which, if true, would be a breach or inaccuracy, of any representation or warranty of the Company (including those in Article II) or any breach or nonperformance of any covenant, obligation or agreement of the Company (including those in this Article IV and Article V or those contained in any other Transaction Document), (b) the occurrence of any material damage to or loss or destruction of any assets owned or leased by the Company (whether or not insured) or (c) the occurrence or threatened occurrence of any event or condition which resulted in, or would reasonably be expected to result in, a Material Adverse Effect. No disclosure of the Company pursuant to this Section 4.6 will be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach or inaccuracy of a representation or warranty or breach or nonperformance of any covenant, obligation or agreement. Without limiting the foregoing, the Company agrees to provide to Parent and its accountants, counsel and other representatives copies of the Company’s internal unaudited financial statements promptly upon request.

Section 4.7                                         Exclusivity. The Company will not, and will not permit the officers, directors, employees, managers, Securityholders, advisors, representatives or agents of the Company to, directly or indirectly, (a) solicit, initiate, encourage (including by way of furnishing information), or take any other action to facilitate any inquiry or the making of any proposal which constitutes, or could reasonably be expected to lead to, any acquisition or purchase of a substantial amount of the assets or securities of the Company, or any tender offer or exchange offer, merger, consolidation, business combination, sale of substantially all assets, sale of securities, re-capitalization, spin-off, liquidation, dissolution, equity or debt financing or similar transaction involving the Company (except as otherwise permitted pursuant to Section 4.3, or any other transaction, the consummation of which would or could reasonably be expected to prevent or materially delay the consummation of the Merger or any Other Transactions (any of the foregoing, a “Transaction Proposal”) or agree to or endorse any Transaction Proposal or (b) propose, enter into or participate in any discussions or negotiations regarding any Transaction Proposal, or furnish to any other Person any information with respect to the business or assets of the Company in connection with a Transaction Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. The Company will promptly notify Parent in the event that the Company receives any unsolicited indication of interest or proposal regarding a Transaction Proposal, including the identity of the Person indicating such interest or making such Transaction Proposal and a copy thereof.

Section 4.8                                         Termination of Company 401(k) Plan. Prior to the Closing Date, the Company will terminate each Company Employee Plan that is intended to constitute a 401(k) plan (each, a “Company 401(k) Plan”) effective no later than the day immediately preceding the Closing Date, unless Parent notifies the Company in writing at least five Business Days prior to the Closing Date that termination of such Company 401(k) Plan is not necessary. Unless Parent provides the notice described in the preceding sentence to the Company, the Company will, prior to the Closing Date, provide Parent with evidence satisfactory to Parent that each Company 401(k) Plan has been terminated effective no later than the day before the Closing Date pursuant to resolutions of the Company Board (the form and substance of the resolutions and amendments referred to herein will be subject to the prior review of Parent, which shall not to be unreasonably withheld or delayed).

Section 4.9                                         Required Actions for Other Company Employee Plans and Company Options; [**]

(a)                                 To the extent permitted by applicable Law or the terms of any Company Employee Plan, at Parent’s request, and before the Effective Time, the Company will terminate or amend, or cause to be terminated or amended, the Company Employee Plans set forth on Schedule 4.9(a), at the time and in such manner as Parent may reasonably direct. Parent will have sole and exclusive authority to determine the continuation, termination or amendment of such Company Employee Plans in accordance with Law. The form and substance of such resolutions or amendment will be subject to the prior review of Parent (not to be unreasonably withheld or delayed).

(b)                                 The Company will take the actions listed on Schedule 4.9(b).

(c)                                  The Company shall, as promptly as is practicable after entering into this Agreement and in any event prior to the Closing Date, amend, or cause to be amended, the Company Options set forth on Schedule 4.9(c), in such manner as set forth on Schedule 4.9(c).  All resolutions, statements, written communications to any participant under any Company Incentive Plan and other written actions as may be required to give effect to the amendments and actions contemplated by Schedule 4.9(c) will be subject to Parent’s prior review and approval, which will not be unreasonably withheld, delayed or conditioned.

Section 4.10                                  Information Statement; Company Stockholder Approval.

(a)                                 Promptly following the execution and delivery of this Agreement, (i) the Company shall use its reasonable best efforts to solicit, or cause to be solicited, the Company Stockholder Approval, (ii) the Company shall use its reasonable best efforts to obtain Support Agreements executed by the Support Agreement Stockholders, (iii) the Company shall use its reasonable best efforts to obtain duly completed and validly executed Stockholder Transmittal Letters (together with Company Certificate(s) representing ownership of share(s) of Company Capital Stock), Option Holder Transmittal Letters and/or Warrant Cancellation Agreements, as applicable, from the Escrow Participants and (iv) the Company shall use its reasonable best efforts to arrange for the written consent described in clause (i) above to be executed and delivered by as many Stockholders as is reasonably practicable. The Company will, through the Company Board, recommend to the Stockholders the approval and adoption of this Agreement and the other Transaction Documents, the Merger and Other Transactions and use its reasonable best efforts to solicit and obtain the Company Stockholder Approval as soon as practicable. The Company will not take any action to delay or postpone the solicitation of the Company Stockholder Approval without the prior written consent of Parent. The Company will comply with all requirements of the DGCL and other Laws in connection with the solicitation of the Company Stockholder Approval, including all notice and disclosure requirements with respect to the Stockholders.

(b)                                 No later than five Business Days after the receipt of the Company Stockholder Approval, the Company shall mail or distribute to the Stockholders entitled thereto under the DGCL a notice and information statement (an “Information Statement”) regarding this Agreement and the other Transaction Documents, the Merger and Other Transactions, which Information Statement shall (i) include

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted portions.

the notification required by Section 228(e) of the DGCL, (ii) include a statement in accordance with Section 262(d)(2) regarding any appraisal rights and (iii) include such other documents and information about the Company and the transactions contemplated by this Agreement as may be required or appropriate under the DGCL and other applicable Law or as may otherwise be necessary to discharge the duties of the members of the Company Board, together with a copy of this Agreement and Section 262 of the DGCL and, subject to any redactions reasonably agreed to by Parent, the Schedules and Exhibits hereto. Before the delivery of the Information Statement to the Stockholders, the Company shall deliver to Parent a draft of the Information Statement for Parent’s review and comment, and the Company shall in consider and incorporate any reasonable comments made by Parent to such draft Information Statement in the final Information Statement. If the Information Statement does not notify the Stockholders entitled thereto under the DGCL of the Effective Time, then the Company or the Surviving Corporation, as applicable, shall send a second notice notifying the Stockholders that are entitled to appraisal rights or the Stockholders that are entitled to appraisal rights and who have demanded appraisal of such Stockholder’s shares of Company Capital Stock, as applicable, of the Effective Time in accordance with Section 262 of the DGCL.

(c)                                  Prior to the Closing, the Company shall take all actions required (including, if necessary, by amending the Company Certificate of Incorporation) to ensure that the provisions of this Agreement regarding the payment of the Merger Consideration and the allocation of the Milestone Payments and any other post-Closing payments contemplated hereunder among the Escrow Participants complies in all respects with the provisions of the Company Certificate of Incorporation.

Section 4.11                                  Employee Benefit Matters.

(a)                                 For a period of 12 months following the Closing (or, if earlier, until termination of employment), Parent shall provide (or cause the Surviving Corporation or another affiliate of Parent to provide) to each employee of the Company who continues in employment with the Surviving Corporation or any affiliate of Parent immediately following the Effective Time (each, a “Continuing Employee”), with total cash compensation (including, without limitation, a base salary or hourly wage rate, as applicable, and bonus opportunity) and other employee benefits (excluding equity plans and awards), that are not substantially less favorable, in the aggregate, than the total cash compensation and employee benefits (excluding equity plans and awards) provided to such employees under the Company Employee Plans identified in Section 2.15(a) of the Disclosure Schedule immediately prior to the Closing Date.

(b)                                 For purposes of determining eligibility to participate and vesting (and, solely with respect to vacation, determining the level of benefits) under any benefit plan or arrangement, other than under any equity plan or defined benefit plan of Parent, the Surviving Corporation or any of their respective subsidiaries or affiliates providing employee benefits to Continuing Employees after the Closing (the “Parent Benefit Plans”), each Continuing Employee shall receive service credit for service with the Surviving Corporation (and its predecessors) prior to the Effective Time to the same extent such service credit was granted to such Continuing Employee under the Company Employee Plans, except to the extent that providing such credit would result in a duplication of benefits.  In addition, Parent and the Surviving Corporation shall use commercially reasonable efforts to cause each Parent Benefit Plan that is a group health plan, within the meaning of Section 5000(b)(1) of the Code, (i) to waive all limitations as to preexisting conditions exclusions, actively at work requirements and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees under such Parent Benefit Plan , other than limitations, waiting periods and other requirements that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare benefit plan maintained for the Company Employees immediately prior to the Effective Time and (ii) credit any co-payments, deductibles and other eligible expenses incurred by any Continuing Employees under the Company Employee Plans during the plan year that includes the Closing Date for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the plan year that contains the Closing Date of each comparable Parent Benefit Plan (to the extent such credit would have been given under comparable Company Employee Plans prior to the Closing).

(c)                                  Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent, the Company or the Surviving Corporation to continue any specific Company Employee Plan or to continue the employment of any specific Person.

(d)                                 This Section 4.11 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 4.11, expressed or implied, is intended or shall be construed to confer upon any other Person, including any Continuing Employee, any rights or remedies of any nature whatsoever, including any right to employment or continued employment or any particular terms of employment, or to constitute an amendment, waiver or creation of any Company Employee Plan or any plan maintained Parent or any of its subsidiaries or affiliates (or an undertaking to amend any such plan) or other compensation and benefits plan maintained for or provided to Company employees, including Continuing Employees, prior to or following the Effective Time.  Without limiting the foregoing, no provision of this Section 4.11 shall create any third-party beneficiary rights in any current or former employee, director or consultant of the Company.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1                                         General. If at any time after the Closing any further action is necessary to carry out the purposes of this Agreement or the other Transaction Documents, the Merger or Other Transactions, then each Party will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the requesting Party’s cost and expense (unless the requesting Party is entitled to indemnification therefor under Article VIII). From and after the Closing, the Surviving Corporation will be entitled to possession of all documents, minute books, ownership ledgers, books, records (including Tax records), Contracts and financial data of any sort relating to the Company.

Section 5.2                                         Confidentiality. The Parties agree that the terms of that certain Mutual Confidentiality Agreement, dated as of November 12, 2015, by and between Parent and the Company (the “NDA”) will continue in full force and effect and will be applicable to all Confidential Information (as defined in the NDA) exchanged in connection with this Agreement and the other Transaction Documents and the Merger and Other Transactions. Any Party that is not party to the NDA hereby agrees to be bound by the terms and conditions of the NDA as provided in this Section 5.2.

Section 5.3                                         Press Releases and Public Announcements. Except as otherwise required by Law or any securities exchange or similar body, no Party shall, or shall permit any of their respective affiliates, representatives or advisors to, issue or cause the publication of any press release or make any other public announcement, including any tombstone advertisements, or any announcements to employees, customers or suppliers of the Company with respect to the Merger or Other Transactions without the prior written consent of (a) in the case of a publication or announcement prior to Closing, Parent and the Company or (b) in the case of a publication or announcement after the Closing, Parent and the Securityholders’ Representative, which such consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.4                                         Securityholders’ Representative.

(a)                                 By virtue of obtaining the Company Stockholder Approval or the execution and delivery by a Securityholder of a Support Agreement and/or Stockholder Transmittal Letter, Option Holder Transmittal Letter or Warrant Cancellation Agreement, as applicable, and without any further action of any of the Securityholders or the Company, each Securityholder will be deemed to have consented to the appointment of the Securityholders’ Representative as the exclusive agent and attorney-in-fact for and on behalf of each such Securityholder, and the taking by the Securityholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Securityholders’ Representative under this Agreement, the Escrow Agreement and the other Transaction Documents, including the exercise of the power to (a) execute and deliver this Agreement and the other Transaction Documents and any amendment hereof or thereof or waiver hereunder or thereunder, (b) agree to, negotiate, enter into compromises of and comply with the decision of the Independent Accounting Firm with respect any adjustments to the Merger Consideration pursuant to Section 1.14, (c) agree to, negotiate, enter into settlements and compromises of and comply with Orders of courts and awards of arbitrators with respect to any Claims, (d) object to and resolve any Claims, (e) bind the Escrow Participants to the terms of the Escrow Agreement, (f) give and receive notices and communications pursuant to this Agreement, the Escrow Agreement and the other Transaction Documents, including the delivery of written instructions to the Escrow Agent, (g) authorize delivery of cash from either Escrow Account in satisfaction of any Claims and upon release to the Escrow Participants,  (h) authorize the delivery of cash from the Reserve Fund to the Escrow Participants and (i) take all actions necessary or desirable in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, the Escrow Agreement and the other Transaction Documents. Accordingly, the Securityholders’ Representative has unlimited authority and power to act on behalf of each Securityholder with respect to this Agreement, the Escrow Agreement and the other Transaction Documents and the disposition, settlement or other handling of all Claims, rights or obligations arising from and taken pursuant to this Agreement, the Escrow Agreement and the other Transaction Documents. Notwithstanding the foregoing, the Securityholders’ Representative shall have no obligation to act on behalf of the Securityholders, except as expressly provided herein, and for purposes of clarity, except as set forth herein and in the Escrow Agreement, there are no obligations of the Securityholders’ Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. The powers, immunities and rights to indemnification granted to the Representative Group (as defined below) hereunder (i) are coupled with an interest and shall be irrevocable and survive the bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto and (ii) shall survive the delivery of an assignment by any Securityholder of the whole or any fraction of his, her or its interest, if any, in any Merger Consideration, the Escrow Amounts, if any, and/or each Milestone Payment, if any. The Securityholders and their successors will be bound by all actions taken by the Securityholders’ Representative in connection with this Agreement, the Escrow Agreement, the Representative Engagement Agreement and the other Transaction Documents as if expressly confirmed and ratified in writing by the Securityholders, and Parent shall be entitled to rely on any action or decision of the Securityholders’ Representative. All defenses that may be available to any Securityholder to contest, negate or disaffirm the action of the Securityholders’ Representative taken in good faith under this Agreement, the Escrow Agreement or the other Transaction Documents are waived. The Securityholders’ Representative may resign at any time and may be removed or replaced by the Advisory Group. The immunities and rights to indemnification shall survive the resignation or removal of the Securityholders’ Representative or any member of the Advisory Group (as defined below) and the Closing and/or any termination of this Agreement or the Escrow Agreement.

(b)                                 Certain Securityholders have entered into an engagement agreement (the “Representative Engagement Agreement”) with the Securityholders’ Representative to provide direction to the Securityholders’ Representative in connection with its services under this Agreement, the Escrow

Agreement and the Representative Engagement Agreement (such Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”), shall be liable to any Securityholder for any action or failure to act in connection with the acceptance or administration of the Securityholders’ Representative’s responsibilities hereunder, under the Escrow Agreement or under the Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes fraud, gross negligence or willful misconduct.  The Securityholders will indemnify and defend the Representative Group and hold the Representative Group harmless against any and all losses, costs, damages, Liabilities, Taxes, expenses, Proceedings, judgments and settlements (including reasonable legal fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing and in connection with seeking recovery from insurers) (collectively, “Representative Losses”) arising out of or in connection with the Securityholders’ Representative’s execution and performance of this Agreement and any other Transaction Document, including the Escrow Agreement, in each case as such Representative Loss is suffered or incurred; provided that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the fraud, gross negligence or willful misconduct of the Securityholders’ Representative, the Securityholders’ Representative will reimburse the Securityholders the amount of such indemnified Representative Loss to the extent attributable to such fraud, gross negligence or willful misconduct. Such Representative Losses may be recovered first, from the Reserve Fund, second, from any distribution of either Escrow Account or any Milestone Payment otherwise distributable to the Securityholders at the time of distribution, and third, directly from the Securityholders. The Securityholders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Securityholders’ Representative and the termination of this Agreement. The Securityholders acknowledge that the Securityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby.  Furthermore, the Securityholders’ Representative shall not be required to take any action unless the Securityholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Securityholders’ Representative in performing such actions. The Securityholders’ Representative shall be entitled to: (i) rely upon the Allocation Statement, (ii) rely upon any signature believed by it in good faith to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Securityholder or other party.

Section 5.5                                         Tax Matters.

(a)                                 Preparation and Filing of Tax Returns.

(i)                                     The Company will (A) prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company for all taxable periods to the extent such Tax Returns are filed or required to be filed before the Closing Date and (B) timely pay all Taxes shown as due on such Tax Returns. All such Tax Returns will be prepared by the Company in accordance with applicable Law. The Company will provide all such Tax Returns to Parent for review and approval (which approval will not be unreasonably withheld, conditioned or delayed) at least 15 Business Days prior to the due date for such Tax Returns (including any applicable extensions) or as soon as reasonably practicable thereafter.

(ii)                                  Parent will prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company for all taxable periods to the extent such Tax Returns are filed or required to be filed on or after the Closing Date. All Tax Returns for Pre-Closing Tax Periods or portions thereof shall be prepared in accordance with applicable Law, and, unless otherwise required by applicable Law, consistent with past practices of the Company. Parent will provide Tax Returns for Pre-Closing Tax Periods or portions thereof to the Securityholders’ Representative for its review at least 15 Business Days prior to the due date for such income Tax Returns (including any applicable extensions) or as soon as reasonably practicable thereafter, and, to the extent such income Tax Return could affect any obligation of the Securityholders under this Agreement, Parent will consider in good faith all reasonable comments of the Securityholders’ Representative with respect thereto.

(b)                                 Liability for Taxes. Upon written demand from Parent in accordance with the procedures in Section 8.2, Parent shall be reimbursed for all Taxes of the Company for any Pre-Closing Tax Period and for the Securityholders’ portion (as determined pursuant to clause (ii) below) of all Taxes of the Company for any Straddle Period in accordance with Section 8.2. Parent will be responsible for all Taxes of the Company for any Post-Closing Tax Period and for its portion (as determined pursuant to clause (ii) below) of all Taxes of the Company for any Straddle Period; provided that, for avoidance of doubt, any inaccuracy in or breach of any representation or warranty hereunder relating to Taxes as of the date hereof or as of the Closing Date will be subject to indemnification pursuant to Section 8.1(a)(i) (subject to any other limitations in this Agreement) without regard to whether any resulting Damages arise out of or relate to any Post-Closing Tax Period or Post-Closing Straddle Period, except that Parent shall not be entitled to recover for Damages arising out of or relating to Post-Closing Tax Periods or Post-Closing Straddle Periods in respect of breaches of Section 2.14 (other than Sections 2.14(b), (e), (f), and (i) and the first sentence of Section 2.14(l)). Any amounts paid by the Securityholders to Parent pursuant to this Section 5.5(a)(ii) will be treated as an adjustment to the Merger Consideration unless otherwise required by Law.

(c)                                  Apportionment of Straddle Period Taxes. With respect to any Straddle Period, the Taxes attributable to such Straddle Period will be apportioned between the period of the Straddle Period that begins on the first day of the Straddle Period and ends on the Closing Date (the “Pre-Closing Straddle Period”), and the period of the Straddle Period that begins on the Closing Date and ends on the last day of the Straddle Period (“Post-Closing Straddle Period”), which portion will, except as provided above, be the responsibility of Parent. The portion of the Tax allocated to the Pre-Closing Straddle Period will (i) in the case of any property or similar ad valorem Taxes be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period and (ii) in the case of any other Taxes be deemed equal to the amount that would be payable if the relevant taxable period ended on the Closing Date. The portion of the Tax allocated to the Post-Closing Straddle Period will equal the balance of the Tax attributable to the Straddle Period.

(d)                                 Cooperation. Parent and the Securityholders’ Representative will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Return or claim for refund and any audit, litigation or other Proceeding with respect to the Company’s Taxes. Upon reasonable request, Parent and the Securityholders’ Representative will provide each other with the information that any Party is required to report pursuant to the Code.

(e)                                  Control of Audit or Tax Litigation. Parent will control any audit, litigation or other Proceeding regarding any Taxes of the Company or any Company Subsidiary and may settle adjust or compromise any audit, litigation or Tax Proceeding; provided that, to the extent any such settlement or compromise could result in an obligation of the Securityholders under this Agreement of $25,000 or more, Parent must obtain the prior written consent (which consent will not be unreasonably withheld, conditioned or delayed) of the Securityholders’ Representative. Parent will permit the Securityholders’ Representative to review and comment on any documents in connection with, and participate in, such audit, litigation or other Proceeding at the Securityholders’ Representative’s sole cost and expense and will take any reasonable comments into consideration prior to filing any document.

(f)                                   Transfer Taxes. The Securityholders will be liable for and pay all sales, use, transfer, real property transfer, documentary, recording, gains, stock transfer and similar Taxes and fees, and any deficiency, interest or penalty asserted with respect thereto, but excluding any Tax based upon or measured by gross or net receipts of gross or net income (collectively, “Transfer Taxes”), arising out of or in connection with the transactions effected pursuant to this Agreement. The Person required by Law will timely file or cause to be filed all necessary documentation and Tax Returns with respect to such Transfer Taxes.

(g)                                  Certain Actions.  Parent shall not, and shall not cause or permit the Company to, (i) amend any Tax Return of or relating to the Company filed with respect to any Pre-Closing Tax Period or Pre-Closing Straddle Period, or (ii) make any Tax election (including any election under Section 338 or Section 336 of the Code) that has retroactive effect to any Pre-Closing Tax Period or Pre-Closing Straddle Period, in each case, without the prior written consent of the Securityholders’ Representative (not to be unreasonably withheld).

Section 5.6                                         D&O Insurance; D&O Covenants

(a)                                 Prior to the Effective Time, the Company shall purchase a prepaid policy or policies (i.e., “tail coverage”) (collectively, the “Tail Policy”) providing the Company’s current and former directors and officers as of immediately prior to the Effective Time (the “Company Indemnified Parties”) with coverage on terms no less favorable than the Company’s directors and officers insurance policy or policies in effect as of immediately prior to the Effective Time for an aggregate period of not less than six years from the Effective Time with respect to claims arising from facts or events that occurred on or before the Closing Date, including with respect to the transactions contemplated by this Agreement.  The premiums for such prepaid policies shall be paid in full by the Company at or prior to the Effective Time and such prepaid policies shall be non-cancelable, and, for the avoidance of doubt, if not so paid prior to the Effective Time such premiums shall be treated as a Company Transaction Expense.  If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, for a period of not less than six years, maintain such policies in full force and effect, and continue to honor the obligations thereunder, in each case except as would not be materially adverse to the Company Indemnified Parties with respect to pre-Closing periods; provided that nothing herein shall be deemed to limit any Parent Indemnified Person’s right to indemnification, including in respect of a Constituent Claim, pursuant and subject to Article VIII, and any Parent Indemnified Person may exercise any rights and remedies provided for hereunder, including pursuant to Article VIII, without first seeking recovery in respect of the tail coverage contemplated by this Section 5.6(a), notwithstanding Section 8.4(c).

(b)                                 From and after the Effective Time, for a period of not less than six years, the certificate of incorporation and the bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Company Indemnified Parties than are as set forth in the certificate of incorporation and bylaws of the Company as of the date of this Agreement.  Any indemnification agreements with the Company Indemnified Parties in existence on the date of this Agreement, and set forth on Schedule 5.6, shall be assumed by the Surviving Corporation in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.  Notwithstanding the foregoing, the Surviving Company may amend, modify or terminate the Surviving Corporation’s certificate of incorporation or bylaws and the indemnification agreements set forth in Schedule 5.6 in any manner that would not be materially adverse to the Company Indemnified Parties with respect to pre-Closing periods.

(c)                                  Notwithstanding any other provisions of this Agreement, the obligations of Parent and the Surviving Corporation contained in this Section 5.6 shall be binding upon the successors and assigns of Parent and the Surviving Corporation.  In the event Parent or the Surviving Corporation (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the obligations set forth in this Section 5.6.

(d)                                 The terms and provisions of this Section 5.6 shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives, each of whom is an intended third party beneficiary of this Section 5.6.

Section 5.7                                         Section 280G Approval

(a)                                 The Company shall, as promptly as is practicable after entering into this Agreement and in any event prior to the Closing Date, submit for approval by the Stockholders by the requisite vote (and in a manner reasonably satisfactory to Parent) any payments or benefits that Parent or the Company reasonably determines may constitute a “parachute payment” pursuant to Section 280G of the Code (the “280G Payments”), such that all such payments and benefits shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code or shall be exempt from such treatment under such Section 280G.  All documents to be delivered to the Stockholders in connection with such vote and any required disqualified individual waivers or consents will be subject to Parent’s prior review and approval, which will not be unreasonably withheld, delayed or conditioned.  Parent and its counsel shall be provided copies of all documents executed by the Stockholders and disqualified individuals in connection with the vote provided under this Section 5.7.

ARTICLE VI
CONDITIONS TO THE CLOSING

Section 6.1                                         Conditions to Obligations of Each Party. The respective obligations of each Party to consummate and effect the Merger and Other Transactions will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived (except as may be prohibited by Law), in writing, by agreement of all the Parties:

(a)                                       No Injunctions or Restraints; Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger and Other Transactions will be in effect, nor will any Proceeding brought by any Governmental Entity seeking any of the foregoing be pending, nor will there be any action taken, or any Law or Order enacted, entered or enforced, which makes the consummation of the Merger and Other Transactions illegal.

(b)                                       Governmental Approval. The Parties will have timely obtained from each Governmental Entity all approvals, waivers and consents listed on Schedule 6.1(b) that are necessary for consummation of, or in connection with, the Merger and Other Transactions, other than in respect of the HSR Act, which is separately treated under Section 6.1(d).

(c)                                        Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(d)                                       HSR Act.  All applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated.

Section 6.2                                         Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Merger and Other Transactions will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived (except as may be prohibited by Law), in writing, by the Company, in the Company’s sole discretion:

(a)                                 Representations and Warranties. The representations and warranties of Parent and Merger Sub in this Agreement will be true, complete and correct in all material respects (except for such representations and warranties that contain a Materiality Qualifier, which representations and warranties as so qualified will be true, complete and correct in all respects) as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for such representations and warranties which are made as of a particular date, which representations and warranties need be true, complete and correct only as of such date).

(b)                                 Covenants. Parent and Merger Sub will have performed and complied in all material respects with all covenants, obligations and agreements hereunder required to be performed or complied with by Parent and Merger Sub on or prior to the Closing.

(c)                                  Certificate of Parent and Merger Sub. The Company will have received from Parent and Merger Sub an officer’s certificate, in form and substance reasonably acceptable to the Company, certifying to the fulfillment of the conditions specified in Sections 6.2(a) and (b).

(d)                                 Escrow Agreement.  Parent and the Escrow Agent will have executed and delivered the Escrow Agreement to the Company.

Section 6.3                                         Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger and Other Transactions will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived (except as may be prohibited by Law), in writing, by Parent, in Parent’s sole discretion:

(a)                                 Representations and Warranties. The representations and warranties of the Company in this Agreement will be true, complete and correct in all material respects (except for such representations and warranties that contain a Materiality Qualifier, which representations and warranties as so qualified will be true, complete and correct in all respects) as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for such representations and warranties which are made as of a particular date, which representations and warranties need be true, complete and correct only as of such date).

(b)                                 Covenants. The Company will have performed and complied in all material respects with all covenants, obligations and agreements hereunder required to be performed or complied with by the Company on or prior to the Closing.

(c)                                  Certificate of the Company. Parent and Merger Sub will have received a certificate executed by a duly authorized officer of the Company, on behalf of the Company, in form and substance reasonably acceptable to Parent, certifying: (i) that the conditions set forth in Sections 6.3(a), (b) and (g) have been fulfilled; (ii) that attached thereto is a true, complete and correct copy of the resolutions of the Company Board authorizing the execution, delivery and performance of this Agreement and each other Transaction Document to which the Company is a party and the Merger and Other Transactions, in each case, as are then in full force and effect; (iii) that attached thereto is a true, complete and correct copy of the resolutions of the Stockholders authorizing the execution, delivery and performance of this Agreement and each other Transaction Document to which the Company is a party and the Merger and Other Transactions, in each case, as are then in full force and effect and that the Company Stockholder Approval has been obtained by written consent in lieu of a meeting of the Stockholders; (iv) that attached thereto are true, complete and correct copies of the Company Certificate of Incorporation and the Company Bylaws, in each case as are then in full force and effect; and (v) as to the incumbency and signatures of the officers of the Company who are authorized to execute and deliver this Agreement and the other Transaction Documents.

(d)                                 [Reserved]

(e)                                  Payoff Letters to the Company. The Company will have delivered to Parent a customary payoff letter, in form and substance reasonably satisfactory to Parent, from each lender or obligee of Company Debt, including each holder of a Convertible Note, that lists all obligations of the Company to such lender or obligee as of the Closing Date under the applicable Indebtedness documents, in which such lender or obligee (i) agrees that payment of such amounts will satisfy all outstanding Liabilities of the Company and terminate any applicable Indebtedness documents, (ii) agrees that all Liens on the assets of the Company, if any, with respect to such Indebtedness will promptly be released upon the satisfaction of the conditions in such letter and (iii) if applicable, providing wire transfer instructions (each, a “Payoff Letter”).

(f)                                   Good Standing Certificates. The Company will have delivered to Parent good standing certificates, dated within five Business Days before the Closing, for the Company from the Secretary of State (or comparable Governmental Entity) of the jurisdiction of its organization.

(g)                                  No Material Adverse Effect. There will not have occurred a Material Adverse Effect.

(h)                                 Resignation of Directors and Officers. If requested by Parent, the directors and officers of the Company in office immediately prior to the Closing will have resigned as directors or officers of the Company, effective as of the Closing Date, and Parent will have received duly executed letters of resignation in form and substance reasonably satisfactory to Parent from such directors and officers.

(i)                                     Closing Statement. The Company will have delivered to Parent the Pre-Closing Statement in accordance with Section 1.12(a) and the Closing Balance Sheet.

(j)                                    Allocation Certificate. The Company will have delivered to Parent a certificate executed by a duly authorized officer of the Company (the “Allocation Certificate”), on behalf of the Company, in form and substance reasonably acceptable to Parent, certifying that attached thereto is a true, complete and correct Allocation Statement.

(k)                                 Termination of 401(k) Plan. The Company will have furnished Parent with evidence satisfactory to Parent that each Company 401(k) Plan has been terminated effective no later than the day before the Closing Date pursuant to resolutions of the Company Board.

(l)                                     Tax Certificates. The Company will have delivered to Parent (i) a properly executed FIRPTA certificate, in form and substance reasonably acceptable to Parent, which states that the shares of Company Capital Stock do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section

1.1445-2(c)(3); and (ii) a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) in the customary form along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company after the Closing.

(m)                             Support Agreements. Each Support Agreement Stockholder will have delivered to Parent a duly executed Support Agreement in the form of Exhibit H (each, a “Support Agreement”) and shall not have taken any action that would be prohibited by such Person’s Support Agreement were such Contract in effect at the time of execution of this Agreement, and each such Support Agreement shall be in full force and effect immediately prior to the Effective Time.

(n)                                 Employment Offer Letters. The Person listed on Schedule 6.3(n) will have delivered to Parent a duly executed Signing Date Offer Letter, and as of the date hereof and as of the date immediately prior to Closing, such individual shall not have taken any express action orally or in writing to repudiate, terminate or modify the terms of such Signing Date Offer Letter.

(o)                                 Restrictive Covenants Agreements. The Person listed on Schedule 6.3(o) will have delivered to Parent on the date hereof, a duly executed restrictive covenants agreement in the form of Exhibit I attached to this Agreement, to be effective upon the Closing, and such individual shall not have taken any express action orally or in writing to repudiate, terminate or modify the terms of such restrictive covenant agreement.

(p)                                 Transaction Expenses. The Company will have provided Parent with evidence reasonably satisfactory to Parent that the Company and the Securityholders have paid in full all Company Transaction Expenses or provided for the payment thereof from the Merger Consideration.

(q)                                 Termination of Agreements. Parent will have received evidence of termination as of the Closing Date of the Contracts set forth in Schedule 6.3(q).

(r)                                    280G Approval. The Company will have provided evidence satisfactory to Parent that either (i) any payments or benefits that Parent or the Company reasonably determines otherwise would be reasonably likely to be nondeductible pursuant to Section 280G of the Code by reason of the transactions contemplated by this Agreement have been approved by the Stockholders in accordance with Section 280(G)(b)(5)(B) of the Code and the rules and regulations promulgated thereunder, or (ii) each disqualified individual, within the meaning of Section 280G of the Code, with respect to the Company will have agreed to forfeit the portion of any such payments or benefits otherwise payable to such disqualified individual such that no portion of any such payments or benefits would be nondeductible if such Stockholder approval is not so obtained.

(s)                                   Termination of Company Incentive Plans; Required Actions for Other Company Employee Plans. The Company will have furnished Parent with evidence satisfactory to Parent that each Company Incentive Plan has been terminated effective as of the Effective Time, and the Company has taken all other actions directed by Parent with respect to the Company Employee Plans.

(t)                                    Required Actions for Certain Company Options.  The Company will have furnished Parent with evidence satisfactory to Parent that each Company Option set forth on Schedule 4.9(c) has been amended in accordance with Section 4.9, and the Company has taken all actions required under Schedule 4.9(c).

(u)                                 Escrow Agreement.  The Company, the Securityholders’ Representative and the Escrow Agent will have executed and delivered the Escrow Agreement.

(v)                                 Appraisal Rights.   The 20-day period under Section 262(d) of the DGCL shall have expired without Stockholders holding more than ten percent of Company Capital Stock that is outstanding on the record date for the determination of those shares entitled to vote for or against the Merger having demanded and perfected appraisal (or similar) rights, and not have effectively withdrawn or lost such appraisal rights.

(w)                               [**]

Section 6.4                                         Frustration of Conditions. No Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to comply with or perform any of its covenants, obligations or agreements set forth in this Agreement.

ARTICLE VII
TERMINATION

Section 7.1                                         Termination. At any time prior to the Closing, this Agreement may be terminated:

(a)                                 by the written consent of Parent and the Company;

(b)                                 by Parent, on the one hand, or the Company, on the other hand, if the Closing will not have occurred on or before the close of business on the 90th day following the date hereof, which right to terminate may be exercised at any time thereafter and may not be waived except expressly in writing; provided, however, that the right to terminate this Agreement under this Section 7.1(b) will not be available to any Party whose action or failure to act in violation of this Agreement is the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)                                  by Parent (so long as it is not in material breach of its obligations under this Agreement and its actions or failure to act in violation of this Agreement have not caused or resulted in the failure of the Merger and Other Transactions to be consummated), if the Company breaches any representation, warranty, covenant, obligation, or agreement hereunder, or if any representation or warranty of the Company is breached or becomes inaccurate, in either case, such that the conditions set forth in Sections 6.3(a) or 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty became inaccurate, and such breach or inaccuracy has not been cured, within 30 days following receipt by the Company of written notice of such breach or inaccuracy;

(d)                                 by the Company (so long as the Company is not in material breach of its obligations under this Agreement and its actions or failure to act in violation of this Agreement have not caused or resulted in the failure of the Merger and Other Transactions to be consummated), if Parent or Merger Sub breaches any representation, warranty, covenant, obligation or agreement hereunder, or if any representation or warranty of Parent or Merger Sub is breached or becomes inaccurate, in either case, such that the conditions set forth in Sections 6.2(a) or 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty becomes inaccurate, and such breach or inaccuracy has not been cured, or by its nature cannot be cured, within 30 days following receipt by Parent of written notice of such breach or inaccuracy;

(e)                                  by Parent, if the Company Stockholder Approval has not been obtained and Support Agreements executed by holders of Company Capital Stock representing at least a sufficient

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission.  Confidential treatment has been requested with respect to the redacted portions.

number of shares of Company Capital Stock outstanding to collectively constitute the Company Stockholder Approval have not been delivered, in each case, within 24 hours after the date hereof;

(f)                                   by Parent, on the one hand, or the Company, on the other hand, if any permanent injunction or other Order of a court or other competent Governmental Entity preventing the consummation of the Merger or Other Transactions becomes final and non-appealable, provided, however, that this right of termination shall not be available to any party whose failure to comply with its obligations under this Agreement has been the primary cause of or resulted in such Order; and

(g)                                  by Parent if a Material Adverse Effect has occurred prior to the Closing.

Section 7.2                                         Effect of Termination. Termination of this Agreement as provided in Section 7.1 will not be deemed to release any Party from any Liability or obligation for breach of any term hereof (nor a waiver of any right in connection therewith) and will be in addition to any other remedy or right a Party may have under this Agreement or otherwise. The exercise of a right of termination of this Agreement is not an election of remedies. The provisions of Section 5.2 (Confidentiality), Section 5.3 (Press Releases and Public Announcements), this Section 7.2, Article VIII (Certain Remedies) and Article IX (General Provisions) will remain in full force and effect and survive any termination of this Agreement.

ARTICLE VIII
CERTAIN REMEDIES

Section 8.1                                         Indemnity.

(a)                                 Indemnification Obligations. The Indemnifying Securityholders and, if and only if this Agreement has been terminated prior to the Closing, the Company, agree to indemnify, defend, pay and reimburse Parent, Merger Sub and the Surviving Corporation and each of their respective affiliates, and each of their respective directors, officers, managers, members, partners, equityholders, subsidiaries, employees, independent contractors, successors, heirs, assigns, agents and representatives, in each case, other than the Securityholders (each, a “Parent Indemnified Person”), for and hold each Parent Indemnified Person harmless from and against and be liable for any and all Damages related to or arising, directly or indirectly, out of, caused by or resulting from any of the following:

(i)                                     any breach or inaccuracy of, or allegation by any third party which, if true, would be a breach or inaccuracy of, any representation or warranty made by the Company in this Agreement, the Disclosure Schedule or any certificate furnished by the Company pursuant to this Agreement, including the failure of a representation or warranty made by the Company in this Agreement, the Disclosure Schedule or any certificate furnished by the Company pursuant to this Agreement to be true at the Closing as if given at the Closing;

(ii)                                  any breach or nonperformance of or noncompliance with any covenant, obligation or agreement in this Agreement to be performed by the Company or any Securityholder at or before the Closing before or after the Closing;

(iii)                               any Company Transaction Expenses or Company Debt that are unpaid as of immediately prior to the Closing or any Change of Control Liabilities or Employer Tax Portion that are not included in the determination of the Merger Consideration pursuant to Sections 1.11, 1.12 or 1.14 or any error or inaccuracy in the Allocation Statement;

(iv)                              any amount by which the amount equal to the Closing Merger Consideration minus the Final Merger Consideration exceeds the Working Capital Adjustment Escrow Amount;

(v)                                 any Taxes of or otherwise imposed on the Company or any Company Subsidiary arising in or relating to (A) any Pre-Closing Tax Period, (B) any legally required change in accounting method with respect to any item or items arising in any Pre-Closing Tax Period, (C) the Company’s or any Company Subsidiary’s membership in an affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated, consolidated or combined group for Tax purposes under state, local or foreign Law, prior to the Closing, whether pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, and (D) any Liability of the Company or any Company Subsidiary for Taxes of another Person as a transferee or successor or by Contract (excluding commercial Contracts not primarily relating to Taxes), to the extent such liability is related to an event occurring, or Contract entered into, prior to the Closing Date; except, in each case of (A) through (D): (x) any Taxes arising from a transaction or event outside the Ordinary Course of Business on the Closing Date after the Closing, and (y) any Taxes specifically taken into account in the calculation of the Final Merger Consideration;

(vi)                              any Liabilities relating to or arising out of any “excess parachute payments” within the meaning of Section 280G of the Code in connection with the transactions contemplated by this Agreement;

(vii)                           any Appraisal Share Payments;

(viii)                        (A) any Constituent Claim, other than a D&O Claim; and (B) any Constituent Claim that is a D&O Claim, to the extent that the Damages related to or arising, directly or indirectly, out of, caused by or resulting from such D&O Claim are not covered by the Tail Policy; and

(ix)                              the matters described on Schedule 8.1(a)(ix).

(b)                                 Nature of Liability. Subject to the limitations set forth herein, the Indemnifying Securityholders will be jointly and severally liable for any indemnification obligations satisfied by Parent or any other Parent Indemnified Person by recovery from the General Indemnity Escrow Account or set off against all or any portion of any Milestone Payment, if any, as contemplated in Section 8.8. Subject to the limitations set forth herein, with respect to any indemnification obligations of the Indemnifying Securityholders not satisfied by recovery from the General Indemnity Escrow Account or set off against all or any portion of any Milestone Payment, if any, the Indemnifying Securityholders will be severally liable (in accordance with their Allocable Indemnification Portions) for such obligations, as contemplated in Section 8.8.

Section 8.2                                         Indemnification Procedure.

(a)                                 Notice of Claims. Any Parent Indemnified Person claiming indemnification hereunder (each, a “Claiming Party”) will give to the Securityholders’ Representative notice of any claim (each, a “Claim”) as to which such Person proposes to demand indemnification hereunder as soon as reasonably practicable after the Claiming Party has received notice thereof, which such Claim shall state the nature, basis, the amount thereof (to the extent known or of a nature that can be reasonably estimated, which amount shall not be conclusive of the final amount of such Claim), the method of computation thereunder and any other remedy sought thereunder, and any other material details pertaining thereto, along with copies of relevant documents evidencing such Claim and the basis for indemnification sought

(provided that failure to give timely notice will not limit the indemnification obligations of the indemnifying parties hereunder except to the extent the indemnifying parties are materially prejudiced hereby). The Securityholders’ Representative will have the right to object to any Claim made pursuant to this Section 8.2(a) by delivering written notice of such objection (each, a “Claim Objection Notice”) to the Claiming Party within 30 days following the Securityholders’ Representative’s receipt of a Claim notice (such period, the “Claim Objection Period”). The Claim Objection Notice will specify in reasonable detail the basis for the Securityholders’ Representative’s objection to the Claim. In the event that the Securityholders’ Representative does not object to a Claim within the Claim Objection Period, (i) the Securityholders’ Representative will be deemed to have accepted and agreed to the Claim set forth in the Claim notice on behalf of the Indemnifying Securityholders and will be precluded from raising any objection thereto after the Claim Objection Period, and (ii) Parent will be entitled to recover from the General Indemnity Escrow Account (in which case Parent and the Securityholders’ Representative shall promptly (and in any event within two Business Days) following the expiration of the Claim Objection Period deliver a joint written instruction to the Escrow Agent to release from the General Indemnity Escrow Account the lesser of (x) the amount to which Parent is entitled in connection with such Claim and (y) the amount remaining in the General Indemnity Escrow Account), set off against all or any portion of any Milestone Payment in accordance with Section 8.8, if any, or demand payment in cash from the Indemnifying Securityholders for any Damages of the Claiming Party with respect to such Claim following the expiration of the Claim Objection Period in accordance with Section 8.8.  Notwithstanding the foregoing, in the event that the Securityholders’ Representative accepts or agrees to a Claim at any time, whether before or after the Claim Objection Period, and such Claim is to be satisfied from the General Indemnity Escrow Account, Parent and the Securityholders’ Representative shall promptly (and in any event within two Business Days) deliver a joint written instruction to the Escrow Agent to release from the General Indemnity Escrow Account the lesser of (x) the amount to which Parent is entitled in connection with such Claim and (y) the amount remaining in the General Indemnity Escrow Account).

(b)                                 Third-Party Claims. If any Claim is a third-party claim (each, a “Third-Party Claim”), the following provisions will apply:

(i)                                     The Claiming Party shall provide the Securityholders’ Representative with written notice of such Third-Party Claim, stating the nature, basis, the amount thereof (to the extent known or of a nature that can be reasonably estimated, which amount shall not be conclusive of the final amount of such Third-Party Claim), the method of computation thereunder and any other remedy sought thereunder, any other material details pertaining thereto, along with copies of relevant documents evidencing such Third-Party Claim and the basis for indemnification sought.  Failure of the Claiming Party to give such notice will not relieve the Claiming Party from its right to indemnification hereunder, except to the extent that the Indemnifying Securityholders are materially prejudiced hereby.  The Claiming Party will have the right to defend the Third-Party Claim with counsel of the Claiming Party’s choice, provided that the Claiming Party must conduct the defense of the Third-Party Claim reasonably diligently and must keep the Securityholders’ Representative reasonably informed of the status of the Third-Party Claim; and provided, further, that the Securityholders’ Representative may retain separate co-counsel at its sole cost and expense (on behalf of the Securityholders) and participate in (but not control) the defense of the Third-Party Claim. The Claiming Party may defend against and consent to the entry of any judgment or enter into any settlement with respect to, the Third-Party Claim in any manner the Claiming Party reasonably may deem appropriate (and the Claiming Party need not consult with, or obtain any consent of the Securityholders’ Representative, any separate co-counsel retained by the Securityholders’ Representative, or any Indemnifying Securityholder in connection therewith), and the indemnifying parties will remain responsible for any Damages the Claiming Party may suffer to the extent resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this Article VIII.

(ii)                                  In the event that the Claiming Party does not elect to assume the defense of any Third-Party Claim or after assuming such defense, fails to take reasonable steps necessary to defend diligently such Third-Party Claim within 20 calendar days after receiving written notice from the Securityholders’ Representative of the failure of the Claiming Party to take such reasonable steps and describing in reasonable detail such failure, (A) the Securityholders’ Representative shall have the right to assume and conduct the defense of the Third-Party Claim and (B) the Securityholders’ Representative will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Claiming Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless the judgment or proposed settlement involves only the payment of money damages by the Indemnifying Securityholders, does not impose an injunction or other equitable relief upon the Claiming Party, and includes, as an unconditional term thereof, the giving by the claimant or plaintiff to the Claiming Party of a release (in form and substance reasonably satisfactory to the Claiming Party) from all Liability in respect of such Third-Party Claim.

(iii)                               Upon resolution of any Third-Party Claim pursuant to this Section 8.2(b), Parent will be entitled to recover first from the General Indemnity Escrow Account (and upon such resolution, Parent and the Securityholders’ Representative shall promptly (and in any event within two Business Days) deliver a joint written instruction to the Escrow Agent to release from the General Indemnity Escrow Account the lesser of (x) the amount to which Parent is entitled in connection with such Third-Party Claim and (y) the amount remaining in the General Indemnity Escrow Account), and then set off against any Milestone Payment that is actually earned and payable (and not yet paid) pursuant to Section 1.15 and in accordance with Section 8.8, if any, or, following the release of the General Indemnity Escrow Amount, demand payment in cash from the Indemnifying Securityholders as provided in Section 8.8.

(c)                                  Cooperation. The Parties and any Claiming Party will cooperate with each other in the defense of any Claim hereunder and will make available to the Party or Claiming Party defending such Claim such materials and assistance relating thereto as is reasonably requested from such Person.

(e)                                  Tax Claims. In the event of any inconsistency between this Section 8.2 and Section 5.5, the provisions of Section 5.5 will control.

Section 8.3                                         Survival.

(a)                                 General. The representations, warranties, covenants, obligations and agreements of the Company and the Securityholders contained in this Agreement, the Disclosure Schedule or in any certificate furnished by the Company pursuant to this Agreement and all related rights to indemnification will survive the Closing and the consummation of the Merger and Other Transactions as set forth in this Section 8.3. Except as provided in Section 8.3(b), (i) the representations and warranties of the Company contained in this Agreement will survive the Closing and the consummation of the Merger and Other Transactions until, and will terminate at, 11:59 p.m., Eastern Time, on the date that is 18 months after the Closing Date, and (ii) the Indemnifying Securityholders will not have any obligation to provide indemnification pursuant to Section 8.1(a)(i) for any breach or inaccuracy of any representation or warranty in this Agreement, unless notice of a Claim with respect thereto has been given in accordance with this Article VIII on or prior to such time.

(b)                                 Extended Survival. Notwithstanding Section 8.3(a):

(i)                                     the Fundamental Representations (including any certification as to the accuracy of the Fundamental Representations contained in any certificate furnished by the Company pursuant to this Agreement) will survive the Closing and the consummation of the Merger and Other

Transactions until, and will terminate at, 11:59 p.m., Eastern Time, on the later of (A) the date that is 90 days after the expiration of the last applicable statute of limitations and (B) the date that is seven years after the Closing Date, and the Indemnifying Securityholders will not have any obligation to provide indemnification pursuant to Section 8.1(a)(i) for any breach or inaccuracy of any representation or warranty, unless notice of a Claim with respect thereto has been given in accordance with this Article VIII on or prior to such time;

(ii)                                  all Claims and related rights to indemnification pursuant to Section 8.1(a)(ii) , subject to any applicable limitation expressly stated herein, will survive the Closing and the consummation of the Merger and Other Transactions until, and will terminate at, 11:59 p.m., Eastern Time, on the date that is 90 days after the expiration of the last applicable statute of limitations, and the Indemnifying Securityholders will not have any obligation to provide indemnification pursuant to Section 8.1(a)(ii) with respect thereto unless notice of a Claim with respect thereto has been given in accordance with this Article VIII on or prior to such time; and

(iii)                               notwithstanding anything herein to the contrary, all Claims and related rights to indemnification arising pursuant to Sections 8.1(a)(iii) through (ix) or, in the case of Claims and related rights to indemnification arising pursuant to Section 8.1(a)(i) or Section 8.1(a)(ii), for fraud will survive the Closing and the consummation of the Merger and Other Transactions until, and will terminate at, 11:59 p.m., Eastern Time, on the later of (A) the date that is 90 days after the expiration of the last applicable statute of limitations and (B) the date that is seven years after the Closing Date.

(c)                                  Survival of Claims. For each Claim for indemnification hereunder regarding a representation, warranty, covenant, obligation or agreement for which notice has been given before the expiration of such representation, warranty, covenant, obligation or agreement, such Claim and associated right to indemnification will not terminate until the final determination and satisfaction of such Claim.

(d)                                 Enforcement of Survival Period. It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 8.3 (the “Applicable Survival Period”) is longer than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item will be increased to the extended survival period set forth in this Section 8.3. The Parties further acknowledge that the Applicable Survival Periods set forth in this Section 8.3 for the assertion of claims under this Agreement are the result of an arm’s-length negotiation among the Parties and that the Parties intend for the time periods to be enforced as agreed by the Parties.

Section 8.4                                         Limitations.

(a)                                 Deductible; De Minimis Claims. Except as provided in the following sentence, the Parent Indemnified Persons will not be entitled to indemnification pursuant to Section 8.1(a)(i), (i) if with respect to any individual item of Damages or series of related Damages, such item of Damages is or such series of related Damages are less than $[**] and (ii) unless and until the aggregate amount of all Damages of all Parent Indemnified Persons exceeds $[**] (the “Threshold”) (including for purposes of the determination of whether the Threshold has been satisfied, any and all items of Damages or series of related Damages for which a Parent Indemnified Party would be entitled to indemnification pursuant to Section 8.1(a)(i) but for the operation of Section 8.4(a)(i)), provided, however, that if the Damages of the Parent Indemnified Persons exceed the Threshold, then the Indemnifying Securityholders will be obligated for all Damages pursuant to Section 8.1(a)(i) (subject to the other express limitations set forth in this Article VIII), including those equal to or less than the Threshold. The limitations set forth in this Section 8.4(a) will not apply to or otherwise affect the Parent Indemnified Persons’ ability to make Claims or recover

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted portions.

Damages with respect to Claims based on or for (x) any breach or inaccuracy, or allegation by any third party which, if true, would be a breach or inaccuracy, of any Fundamental Representation, (y) in the case of Claims and related rights to indemnification arising pursuant to Section 8.1(a)(i), fraud or (z) for the avoidance of doubt, indemnification under Sections 8.1(a)(ii) through (viii).

(b)                                 Cap on Indemnification. Except as provided in the following sentence, the Indemnifying Securityholders’ obligations to provide indemnification pursuant to Section 8.1(a)(i), in the aggregate, will not exceed an amount equal to the General Indemnity Escrow Amount. The foregoing notwithstanding, with respect to Damages based on any breach or inaccuracy, or allegation by any third party which, if true, would be a breach or inaccuracy, of any Fundamental Representation, the Indemnifying Securityholders’ obligations to provide indemnification in respect thereof pursuant to this Article VIII will not exceed, when aggregated with all other Claims for indemnification under this Article VIII, an amount equal to the aggregate Merger Consideration paid or payable hereunder. The Indemnifying Securityholders’ obligations to provide indemnification pursuant to Sections 8.1(a)(ii) through (ix) in the aggregate, will not exceed an amount equal to the aggregate Merger Consideration paid or payable hereunder. With respect to Claims for indemnification for fraud, the Indemnifying Securityholders’ obligations to provide indemnification in respect thereof pursuant to this Article VIII will be the full extent of such Damages, and no cap shall apply to indemnification for such Claims.

(c)                                  Offset for Insurance.  Without limiting the effect of any other limitation contained in this Article VIII, any Damages shall be reduced by an amount equal to the amount of any insurance proceeds actually received from an unaffiliated, third party (net of any costs of recovery or collection, deductibles, premium adjustments, reimbursements obligations or other costs related to the insurance arrangement in respect of Damages thereof) by Parent or the Company in connection with such Damages or any of the circumstances giving rise thereto (it being understood that none of Parent, the Company or any of their affiliates shall have any obligation hereunder to take any action to obtain such proceeds or to obtain or maintain any such insurance policies, except as expressly provided herein).

(d)                                 Duty to Mitigate. Each party shall, and shall cause its respective subsidiaries to, take commercially reasonable steps to mitigate any Damages indemnifiable hereunder (other than with respect to Taxes) upon and after becoming aware of any event that would reasonably be expected to give rise to any Damages.  No party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same matter.

(e)                                  No Duplication.  Parent shall not be entitled to indemnification hereunder for any Damages arising from a breach of any representation, warranty, covenant or agreement set forth herein (and the amount of any Damages incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) if and to the extent the subject of such breach and the amount of Damages with respect thereto is specifically identifiable and included in the calculation of the Final Closing Statement.

Section 8.5                                         Materiality Qualifiers. For purposes of this Article VIII, in determining (a) whether there has been a breach or inaccuracy, or allegation by any third party which, if true, would be a breach or inaccuracy, of any representation or warranty in this Agreement, the Disclosure Schedule or any certificate furnished by the Company pursuant to this Agreement, and (b) the amount of Damages arising out of, relating to or resulting from such breach or inaccuracy, or such allegation by any third party, all Materiality Qualifiers will be ignored and each such representation and warranty will be read and interpreted without regard to any Materiality Qualifier.

Section 8.6                                         Limitation on Contribution and Certain Other Rights. If, following the Closing, any Claim is made by any Parent Indemnified Person or otherwise becomes due from the Indemnifying Securityholders pursuant to this Article VIII in respect of any Damages or otherwise in respect of this Agreement, the Disclosure Schedule or any certificate furnished by the Company pursuant to this Agreement, the Indemnifying Securityholders will not have any rights against the Company or any Person who is or was a director, officer, member, manager, employee, consultant or agent thereof, whether by reason of contribution, indemnification, subrogation or otherwise, with respect thereto, and the Indemnifying Securityholders will not assert any claim, counterclaim or cross-claim or take any other action, in any Proceeding, against the Company or any such director, officer, member, manager, employee, consultant or agent with respect thereto.

Section 8.7                                         Exclusive Remedies; Rights to Specific Performance.

(a)                                       Except for Claims for fraud, with regard to any Claims for monetary Damages related to any breach or inaccuracy, or allegation by any third party which, if true, would be a breach or inaccuracy, of the representations and warranties in this Agreement, the Claiming Party’s right to indemnification under this Article VIII will be the Claiming Party’s exclusive remedy for any such Claims, and the Claiming Party will not be entitled to any other monetary remedy with regard thereto (it being understood that nothing in this Section 8.7 or elsewhere in this Agreement will affect Parent’s or the Surviving Corporation’s right to Damages under the Escrow Agreement or equitable remedies to the extent available).  Notwithstanding the foregoing, nothing in this Agreement shall limit the remedies of Parent or Surviving Corporation under any document or Contract other than this Agreement, the Disclosure Schedule and the certificates to be furnished by the Company pursuant to this Agreement.

(b)                                 The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any Party in accordance with their specific terms or were otherwise breached and the right of specific enforcement is an integral part of the Transactions contemplated by this Agreement and, without that right, neither the Company nor Parent would have entered into this Agreement. Accordingly, each Party will be entitled to seek an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement by the other Parties and to enforce specifically the terms and provisions of this Agreement, in addition to specific performance or any other remedy to which such Party is entitled at law or in equity. The Parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

Section 8.8                                         Right of Set Off for Breaches; Recourse. If and to the extent that any Parent Indemnified Person is entitled to indemnification pursuant to this Agreement, each such Parent Indemnified Person will recoup all or any portion of the Damages to which such Parent Indemnified Person is entitled by, first, recovering from the General Indemnity Escrow Account, and second, after all amounts in the General Indemnity Escrow Account are exhausted or the unresolved claims of any Parent Indemnified Person pursuant to this Agreement exceed or could reasonably be expected to exceed an amount equal to the General Indemnity Escrow Amount minus any amounts previously recovered by any Parent Indemnified Person therefrom and any other amounts subject to unresolved claims, by withholding and offsetting against the Milestone Payments, if any, that are actually earned and payable (and not yet paid) pursuant to Section 1.15.  The provisions in this Section 8.8 shall be subject to the limitations contained in Section 8.4. If the claims of any Parent Indemnified Person pursuant to and as determined in accordance with this Agreement exceed or could reasonably be expected to exceed an amount equal to the aggregate amount of any Milestone Payments actually then-earned and then-payable (and not yet paid) (or in the event no such Milestone Payments are then-earned and then-payable (and not yet paid)) minus any amounts previously offset by any Parent Indemnified Person and any other amounts subject to unresolved claims pursuant to Section 1.15, such Parent Indemnified Person will be entitled to demand cash payment of monetary Damages from the Indemnifying Securityholders; provided, however, that such remedies are not exclusive of any other remedies the Parent Indemnified Persons may exercise at law or in equity to satisfy the Indemnifying Securityholders’ indemnification obligations hereunder.  Notwithstanding any other provision herein, nothing herein shall prevent any Parent Indemnified Person from recovering cash payment of monetary Damages directly from the Indemnifying Securityholders at any time when one or more Milestone Payments are not then-earned and then-payable (and not yet paid) sufficient to offset the aggregate amount of such Damages, whether because such Milestone Payment or Milestone Payments have previously been paid or offset against prior Damages, the Milestone or Milestones corresponding to such Milestone Payment or Milestone Payments have not yet been achieved, the Milestone or Milestones corresponding to such Milestone Payment or Milestone Payments can never be achieved, or otherwise.

Section 8.9                                         Merger Consideration Adjustment. Any indemnification payment paid pursuant to this Article VIII will be treated as an adjustment to the Merger Consideration.

Section 8.10                                  Effect of Officer’s Certificates. For the avoidance of doubt, any written certification by a Person (or any officer thereof) of the accuracy of any representation or warranty (or of any other matter), including any certification contemplated in Section 6.3, will be deemed to constitute the making or re-making of such representation or warranty by such Person (or a representation or warranty regarding such other matter) at the time of such certification in the manner and to the extent stated in such certification, including for purposes of Section 8.1(a).

Section 8.11                                  Reliance.  The Company acknowledges and agrees that the representations and warranties contained in this Agreement, the Disclosure Schedule or in any certificate furnished by the Company pursuant to this Agreement will be deemed material and relied upon by the Parent Indemnified Persons, regardless of any knowledge or investigation or any representation made by Parent or Merger Sub.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1                                         Notices. All notices and other communications hereunder will be in writing and will be deemed received (x) on the date of delivery if delivered personally or by messenger service, (y) on the date of confirmation, by reply e-mail, of receipt of transmission by e-mail (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Eastern Time) or (z) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Eastern Time), to the Parties at the following addresses or e-mail addresses (or at such other addresses or e-mail addresses for a Party as will be specified by like notice), provided that with respect to notices delivered to the Securityholders’ Representative, such notices must be delivered solely via facsimile transmission, with confirmed receipt, or via email by way of a PDF attachment thereto of an executed document:

(a)                                 if to Parent, Merger Sub or the Surviving Corporation, to:

Pacira Pharmaceuticals, Inc.

5 Sylvan Way, Suite 300

Parsippany, New Jersey 07054

Attention: Anthony Molloy

E-mail Address: Anthony.Molloy@pacira.com

with a copy to (not constituting notice):

Perkins Coie LLP

1900 Sixteenth Street

Suite 1400

Denver, Colorado 80202

Attention: Jason Day

E-mail Address: jday@perkinscoie.com

(b)                                 if to the Company prior to the Closing, to:

MyoScience, Inc.

46400 Fremont Blvd.,

Fremont, CA 94538

Attention: Tim Still

E-mail Address: TStill@MyoScience.com

with a copy to (not constituting notice):

Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626
Email: charles.ruck@lw.com; julie.scallen@lw.com
Attention:  Charles K. Ruck and Julie Scallen

(c)                                  if to the Securityholders’ Representative, to:

Fortis Advisors LLC

Attention:  Notice Department

Facsimile No.:  (858) 408-1843

Email: notices@fortisrep.com

with a copy to (not constituting notice):

Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626
Email: charles.ruck@lw.com; julie.scallen@lw.com
Attention:  Charles K. Ruck and Julie Scallen

Section 9.2                                         Interpretation; Construction. In this Agreement: (a) the table of contents and headings are for convenience of reference only and will not affect the meaning or interpretation of this Agreement; (b) the words “herein,” “hereunder,” “hereby” and similar words refer to this Agreement as a whole (and not to the particular sentence, paragraph, Article or Section where they appear); (c) terms used in the plural include the singular, and vice versa, unless the context clearly requires otherwise and words denoting gender shall include both genders as the context requires; (d) unless otherwise required by the context in which they appear, (i) the terms “assets” and “properties” are used interchangeably, (ii) any reference to “assets” will include “properties” and vice versa, and (iii) any reference to “assets” means real, personal or mixed, tangible or intangible assets; (e) excluding items listed, or required to be listed, in the Disclosure Schedule or unless expressly stated herein to the contrary, reference to any document means such document as amended or modified and as in effect from time to time in accordance with the terms thereof; (f) unless expressly stated herein to the contrary, reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and as in effect from time to time, including any rule or regulation promulgated thereunder; (g) the words “including,” “include” and variations thereof are deemed to be followed by the words “without limitation;” whether or not they are in fact followed by those words or words of like import (h) “or” is used in the sense of “and/or;” “any” is used in the sense of “any or all;” and “with respect to” any item includes the concept “of” such item or “under” such item or any similar relationship regarding such item; (i) excluding items listed, or required to be listed, in the Disclosure Schedule or unless expressly stated herein to the contrary, reference to a document, including this Agreement, will be deemed to also refer to each annex, addendum, exhibit, schedule or other attachment thereto; (j) unless expressly stated herein to the contrary, reference to an Article, Section, Schedule, Disclosure Schedule or Exhibit is to an article, section, schedule, the Disclosure Schedule, or exhibit, respectively, of this Agreement; (k) when calculating a period of time, the day that is the initial reference day in calculating such period will be excluded and, if the last day of such period is not a Business Day, such period will end on the next day that is a Business Day; (l) unless otherwise required by the context in which they appear, the terms “shall” and “will” are used interchangeably; (m) the phrase “the date hereof” means the date of this Agreement, as stated in the first paragraph hereof, (n) where a word or phrase is defined in this Agreement, each of its other grammatical forms shall have a corresponding meaning and (o) a reference to any legal term or concept customarily used in the jurisdiction of the State of Delaware shall, in respect of any jurisdiction other than the State of Delaware, be construed as a reference to the nearest equivalent term or concept in such jurisdiction. The Parties participated jointly in the negotiation and drafting of this Agreement and the other Transaction Documents, and each Party was (or had ample opportunity to be) represented by legal counsel in connection with this Agreement and the other Transaction Documents, and each Party and each Party’s counsel have reviewed and revised (or had ample opportunity to review and revise) this Agreement and the other Transaction Documents; therefore, if an ambiguity or question of intent or interpretation arises, then this Agreement and the other Transaction Documents will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the terms hereof or thereof. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement.  No parole evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content).  The doctrine of election of remedies shall not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the Other Transactions. The Parties acknowledge and agree that any reference herein or in the Disclosure Schedule to documents having been provided to, furnished, delivered, made available or disclosed to Parent, or words of similar import, will be deemed to refer to such documents as were made available and accessible to Parent and Parent’s representatives for their review by posting to the “myoscience, inc.” electronic data room hosted by the Company at https://myoscience.securedocs.com/ before 5:00 p.m., Eastern Time, on the date that is two Business Days prior to the date hereof.

Section 9.3                                         Disclosure Schedule. The Disclosure Schedule constitutes an integral part of this Agreement and is hereby incorporated herein. Any capitalized term used in the Disclosure Schedule and not otherwise defined therein has the meaning given to such term in this Agreement. Nothing in the Disclosure Schedule will be deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Disclosure Schedule identifies the exception with reasonable particularity and describes the facts in reasonable detail. An exception in the Disclosure Schedule relating to one representation or warranty in this Agreement will be deemed to qualify or to serve as an exception to another representation or warranty in this Agreement to the extent such exception’s relevance is reasonably apparent on its face.

Section 9.4                                         Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. The Parties may sign this Agreement in the original, by facsimile, by .PDF or by any other generally acceptable electronic means.

Section 9.5                                         Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the other Transaction Documents, including the Exhibits, the Schedules and the Disclosure Schedule, (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written, oral and otherwise, among the Parties with respect to the subject matter hereof, (b) will not be assigned by operation of law or otherwise, except Parent may assign this Agreement or any other Transaction Document, including Parent’s right to acquire the issued and outstanding shares of the Company Capital Stock, to any affiliate by operation of law or otherwise (provided, that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub) and (c) will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement will create or be deemed to create any third-party beneficiary rights in any Person not a party to this Agreement other than the Parent Indemnified Persons, which are hereby express third-party beneficiaries hereunder.

Section 9.6                                         Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.7                                         Governing Law. This Agreement and all disputes and controversies arising hereunder will be governed by and construed in accordance with the Laws of the State of Delaware without reference to any jurisdiction’s principles of conflicts of law. Each Party irrevocably consents to the exclusive jurisdiction of and venue in any state or federal court located in the State of Delaware in connection with any matter based upon or arising out of, or with respect to, this Agreement or the matters contemplated herein, and waives and covenants not to assert or plead any objection which such Party might otherwise have to such jurisdiction and venue; provided, however, that any Party will be entitled to seek equitable or injunctive relief in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein in any forum having proper legal jurisdiction over such matter.

Section 9.8                                         Waiver of Jury Trial. EACH PARTY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG THE PARTIES ARISING OUT OF OR RELATED TO OR WITH RESPECT TO THIS AGREEMENT, THE MERGER OR OTHER TRANSACTIONS. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.9                                         Attorneys’ Fees. Should any Party institute any Proceeding in court or otherwise to enforce any provision hereof or for indemnification or for Damages by reason of alleged breach or non-performance of any provision of this Agreement, the prevailing Party will be entitled to receive from the non-prevailing Party such reasonable out-of-pocket expenses (including attorneys’ fees and expenses) incurred by the prevailing Party in connection with any such Proceeding.

Section 9.10                                  Amendment. The Parties, by action of their respective Boards of Directors, may cause this Agreement to be amended at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of the Parties, provided, however, that an amendment made subsequent to receipt of the Company Stockholder Approval that (i) alters or changes the amount or kind of shares, securities, cash, assets and/or rights to be received in exchange for a conversion of all or any of the shares of Company Capital Stock, (ii) alters or changes any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger or (iii) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any class or series of Company Capital Stock, shall require the requisite approval of the Stockholders.

Section 9.11                                  Extension; Waiver. Any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any breaches of or inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the covenants, obligations, agreements or conditions for the benefit of such Party contained herein. Any such extension or waiver by any Party will not operate or be construed as a further or continuing extension or waiver. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 9.12                                  Expenses. Whether or not the Merger and Other Transactions are consummated, all costs and expenses, whether accrued for or not, arising out of, relating to or incidental to the discussion, evaluation, negotiation and documentation of this Agreement or the other Transaction Documents and the Merger and Other Transactions (including fees and expenses of legal counsel and financial advisors and accountants, if any) (in the aggregate, “Transaction Expenses”), will be paid by the Party incurring such expense, it being understood that all Transaction Expenses incurred by the Company or the Securityholders will be paid by the Company in cash prior to the Closing, and will in no event be borne by Parent or, after the Closing, the Company or the Surviving Corporation; provided that notwithstanding the foregoing or anything to the contrary herein (a) the filing fee payable in connection with the HSR Filing shall be paid by Parent, and (b) all fees and expenses relating to the Escrow Agent shall be paid one-half (1/2) by Parent, on the one hand, and one-half (1/2) by the Securityholders, on the other hand. To the extent that any Transaction Expenses of the Company or the Securityholders are not so paid, they will be deducted from the Merger Consideration in accordance with Section 1.11 or payable to a Parent Indemnified Person in accordance with Article VIII.

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IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Securityholders’ Representative have executed and delivered this Agreement as of the date first written above.

PARENT:

PACIRA PHARMACEUTICALS, INC.

By:	/s/ Kristen Williams
Name:	Kristen Williams
Title:	Chief Administrative Officer and Secretary

MERGER SUB:

PS MERGER, INC.

By:	/s/ Kristen Williams
Name:	Kristen Williams
Title:	Secretary

COMPANY:

MYOSCIENCE, INC.

By:	/s/ Timothy Still
Name:	Timothy Still
Title:	President and Chief Executive Officer

SECURITYHOLDERS’ REPRESENTATIVE:

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

As used herein, the terms below have the following meanings:

“2005 Stock Plan” means the MyoScience, Inc. 2005 Stock Plan.

“2017 Stock Plan” means the MyoScience, Inc. 2017 Stock Plan.

“280G Payment” has the meaning set forth in Section 5.7.

“510(k) Clearance” means the FDA’s written notification of the clearance of the 510(k) premarket notification under section 510(k) of the FDCA (21 U.S.C. Section 360(k)).

“ACA” has the meaning set forth in Section 2.15(e).

“Additional Payments” has the meaning set forth in Section 1.12(c).

“Advisory Group” has the meaning set forth in Section 5.4(b).

“Aggregate First Series F Payment” means the First Series F Payment multiplied by the total number of shares of Series F Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate First Series G Payment” means the First Series G Payment multiplied by the total number of shares of Series G Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Qualifying Option Exercise Price” means the sum, in aggregate, of the exercise prices of all Qualifying Company Options.

“Aggregate Qualifying Warrant Exercise Price” means the sum, in aggregate, of the exercise prices of all Qualifying Company Warrants.

“Aggregate Second Series F Payment” means the Second Series F Payment multiplied by the total number of shares of Series F Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Second Series G Payment” means the Second Series G Payment multiplied by the total number of shares of Series G Preferred Stock outstanding as of immediately prior to the Effective Time.

“Agreement” has the meaning set forth in the preamble.

“Allocable Indemnification Portion” means, with respect to an Indemnifying Securityholder, a percentage corresponding to the fraction: (a) having a numerator equal to the aggregate amount of proceeds received by such Indemnifying Securityholder in respect of all of the Company’s securities (including Company Options and Company Warrants) held by such Person pursuant to Article I, and (b) having a denominator equal to the aggregate amount of proceeds received by all Indemnifying Securityholders in respect of all of the Company’s securities (including Company Options and Company Warrants) held by such Persons pursuant to Article I.

“Allocable Portion” means, with respect to an Escrow Participant, a percentage corresponding to the fraction:  (a) having a numerator equal to the aggregate amount of cash distributable to such Escrow Participant pursuant to Section 1.12 in respect of shares of Series G Preferred Stock, Series F Preferred Stock and Carve-Out Common Stock, and shares of Company Capital Stock for which a Qualifying Company Warrant or Qualifying Company Option is exercisable (assuming full payment or release of all Milestone Payments and the Escrow Amounts and no adjustments to the Merger Consideration contemplated in Section 1.14); and (b) having a denominator equal to the aggregate amount of cash distributable to all Escrow Participants pursuant to Section 1.16 in respect of shares of Series G Preferred Stock, Series F Preferred Stock and Carve-Out Common Stock, and shares of Company Capital Stock for which a Qualifying Company Warrant or Qualifying Company Option is exercisable (assuming full payment or release of all Milestone Payments and Escrow Amounts and no adjustments to the Merger Consideration contemplated in Section 1.14).  The sum of all Allocable Portions of the Escrow Participants shall also be 100%.

“Allocation Statement” has the meaning set forth in Section 2.2(c).

“Allocation Certificate” has the meaning set forth in Section 6.3(j).

“Annual Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2016 and December 31, 2017.

“Annual Financial Statements” means the Annual Balance Sheet, together with the audited consolidated statements of operations, stockholders’ deficit and cash flows and for the years then ended.

“Antitrust Division” has the meaning set forth in Section 4.2(b).

“Applicable Option Exercise Price” means, with respect to any Company Option, the exercise price of such Company Option as set forth in such Company Option.

“Applicable Survival Period” has the meaning set forth in Section 8.3(d).

“Applicable Warrant Exercise Price” means, with respect to any Company Warrant, the exercise price of such Company Warrant as set forth in such Company Warrant.

“Appraisal Shares” means shares of Company Capital Stock validly issued and outstanding as of immediately prior to the Effective Time and held by a holder who has not voted (including by written consent) in favor of the adoption of this Agreement, is entitled to demand and properly demands appraisal rights for such shares of Company Capital Stock in accordance with the DGCL and has not effectively withdrawn or otherwise lost (through failure to perfect or otherwise) such holder’s appraisal rights for such shares under the DGCL.

“Appraisal Share Payments” has the meaning set forth in Section 1.7(c)(iv).

“Balance Sheet Date” means December 31, 2018.

“Business” means the business and operations of the Company, as conducted as of the date of this Agreement and as proposed to be conducted.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are required or authorized by Law to be closed in Parsippany, New Jersey.

“Carve-Out Common Equivalents” means the Carve-Out Common Stock and shares of Carve-Out Common Stock for which a Qualifying Company Option is exercisable immediately prior to the Effective Time.

“Carve-Out Common Stock” means the Carve-Out Common Stock, par value $0.0001 per share, of the Company.

“Carve-Out Common Merger Consideration Per Share” means in accordance with the Company’ Certificate of Incorporation, an amount equal to: the quotient of the Carve-Out Payment, divided by the total number of shares of Carve-Out Common Stock outstanding as of immediately prior to the Effective Time, calculated on a fully diluted basis, treating all Company Options exercisable into Carve-Out Common Stock as exercised and all convertible securities convertible into Carve-Out Common Stock as converted.

“Carve-Out Payment” means [**]

“Cash” means unrestricted cash on hand in the bank, lock box, petty cash fund and other accounts (including money market accounts) of the Company, net of all “cut” but un-cashed checks outstanding as of the close of business on the Business Day immediately preceding the Closing Date and excluding any cash which is not freely usable by the Company because it is subject to restrictions, limitations or Taxes on use or distribution by Law, Contract or otherwise, including restrictions on dividends and repatriations or any other form of restriction, in each case, determined in accordance with GAAP, consistently applied by the Company.

“Cash Consideration” is defined in Section 1.11(h).

“Cash Equivalents” means the amount of all marketable securities owned by the Company as of the close of business on the Business Day immediately preceding the Closing Date, determined in accordance with GAAP, consistently applied by the Company.

“CE Mark Approval” has the meaning set forth in Section 1.15(a)(i)(1).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Change of Control Liabilities” means all Liabilities of the Company to any Person (other than Parent or Merger Sub) as a result of the Merger, including (a) any severance payments, including any such Liability which arises pursuant to “single trigger” or “double trigger” agreement, plan or arrangement, including in connection with the actions contemplated in Section 4.9(b), (b) all accrued (or earned) and unpaid employee bonus payments related to the period ending December 31, 2018 to the extent not paid prior to the Closing, and (c) any transaction, discretionary, retention, or tax gross-up bonus payment which arises in connection with or as a result of the Merger, in each case of subclauses (a), (b), and (c), all of which such payments that are known or determinable as of the date hereof are set forth on Schedule 1.3; provided, however, [**].

“Claim” has the meaning set forth in Section 8.2(a).

“Claim Objection Notice” has the meaning set forth in Section 8.2(a).

“Claim Objection Period” has the meaning set forth in Section 8.2(a).

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted portions.

“Claiming Party” has the meaning set forth in Section 8.2(a).

“Closing” has the meaning set forth in Section 1.2.

“Closing Balance Sheet” has the meaning set forth in Section 1.12(a).

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Merger Consideration” has the meaning set forth in Section 1.12(a).

“CMS Reimbursement” means the reimbursement scheme authorized and approved by the Centers for Medicare & Medicaid Services for the relevant procedure that involves the use of the Company product.

“Code” means the Internal Revenue Code of 1986.

“COGS Products” shall mean (a) the Company’s 307 and 309 Smart Tip Kit products (including cartridges), and (b) the equivalent design configuration tip kits and cartridges constituting a Second Generation Product.

“COGS Weighted Average” shall mean, for any measurement period, the aggregate Cost of Goods Sold of the COGS Products sold or provided during such period divided by the number of COGS Products tips sold or provided during that period.

“Common Stock” means the common stock, $0.0001 par value, of the Company.

“Company” has the meaning set forth in the preamble.

“Company Authorizations” has the meaning set forth in Section 2.9.

“Company Board” means the Board of Directors of the Company.

“Company Bylaws” means the Bylaws of the Company as in effect on the date hereof.

“Company Capital Stock” means the Common Stock, the Carve-Out Common Stock, the Junior Preferred Stock, the Series E-2 Preferred Stock, the Series F Preferred Stock and the Series G Preferred Stock and any other authorized stock of the Company.

“Company Certificate” means a certificate or certificates representing shares of Company Capital Stock.

“Company Certificate of Incorporation” means the 2018 Amended and Restated Certificate of Incorporation of the Company, as in effect on the date hereof.

“Company Debt” means all Indebtedness of the Company.

“Company Employee Plan” means any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, welfare, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, retention, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other compensation or employee benefit plan, fund, policy, program, practice, Contract or arrangement of any kind (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any employment, consulting or personal services Contract (i) sponsored, maintained or contributed to (or required to be contributed to) by the Company or any ERISA Affiliate (or to which the Company or any ERISA Affiliate is a party) and which covers or benefits any current or former employee, officer, director, consultant, independent contractor or other service provider of or to the Company or any Company Subsidiary (or any spouse, domestic partner, dependent or beneficiary of any such individual), or (ii) with respect to which the Company or any Company Subsidiary has (or could have) any current or future obligation or Liability.

“Company 401(k) Plan” has the meaning set forth in Section 4.8.

“Company Incentive Plans” means the 2005 Stock Plan and the 2017 Stock Plan.

“Company Indemnified Parties” has the meaning set forth in Section 5.6(a).

“Company Intellectual Property” means any Intellectual Property owned, controlled, or licensed by the Company that is used in or necessary for all currently commercialized Products and all Products currently in development.

“Company iovera Products” means the First Generation Products and the Second Generation Products, including any line extensions, derivatives, improvements, replacements or enhancements to a First Generation Product(s) or Second Generation Product(s), or a product substantially based upon, substantially derived from or incorporates substantially the elements of a First Generation Product(s) or Second Generation Product(s).

“Company Options” means any option to purchase shares of Company Capital Stock or any other equity securities of the Company granted under any stock option plan, program or agreement maintained by the Company or to which the Company is a party, including each Company Incentive Plan.

“Company Process Technology” has the meaning set forth in Section 2.20(a).

“Company Software” means any Software that is owned or controlled by Company, including all Software used in any Product.

“Company Stockholder Approval” means (a) the affirmative vote by a written consent in lieu of a meeting of Stockholders of (i) a majority in voting power of the outstanding shares of Company Capital Stock (on an as converted into Common Stock basis), voting together as a single class, in favor of the adoption of this Agreement, the other Transaction Documents, the Merger and Other Transactions, and (ii) the Requisite Majority (as defined in the Company Certificate of Incorporation), voting together as a single class and on an as converted into Common Stock basis, in favor of the adoption of this Agreement, the other Transaction Documents, the Merger and Other Transactions, and (b) the waiver of each of the notice requirements set forth under Article IV.B.2.f.iii of the Company Certificate of Incorporation by the Requisite Majority (as defined in the Company Certificate of Incorporation) of the outstanding shares of Preferred Stock (as defined in the Company Certificate of Incorporation) voting together as a single class and on an as converted into Common Stock basis.

“Company Stockholder Agreements” means each of: (a) that certain Series G Preferred Stock and Warrant Purchase Agreement, dated as of March 8, 2018, by and among the Company and the investors party thereto; (b) that certain Amended and Restated Investors’ Rights Agreement, dated as of March 8, 2018, by and among the Company and the investors party thereto; (c) that certain Amended and Restated Voting Agreement, dated as of March 8, 2018, by and among the Company and the other Persons party thereto; and (d) that certain Preferred Stock Exchange Agreement, dated as of March 8, 2018, by and among the Company and the Exchanging Parties party thereto.

“Company Subsidiary” means any corporation, association, business entity, partnership, limited liability company or other entity of which the Company at any time since its inception, either alone or together with one or more such entities, (a) directly or indirectly owns or controls (or owned or controlled) securities or other interests representing more than 50 percent of the voting power of such entity, or (b) is (or was) entitled, by contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such entity’s board of directors or other governing body.

“Company Transaction Expenses” means the Transaction Expenses of the Company and any Transaction Expenses of any Securityholder to the extent borne or payable by the Company.

“Company Warrants” means all warrants to purchase shares of Company Capital Stock or any other equity securities of the Company granted under any agreement maintained by the Company or to which the Company is a party.

“Constituent Claim” means any claim of (or allegedly held by) (A) any current or former securityholder, or alleged or purported current or former securityholder, of the Company relating to or arising out of (1) this Agreement, the other Transaction Documents, the Merger or Other Transactions, including the allocation of (or failure to allocate), or any calculation or payment of, or any adjustments to, the Merger Consideration (or any element thereof) to the Securityholders, including the Allocable Portions or Allocable Indemnification Portions or (2) such Person’s status or alleged or purported status as a holder of any Company Capital Stock, Company Options, Company Warrants or any other equity securities of, or ownership interest in, the Company at any time, whether for breach of fiduciary duty or otherwise (including, in either case, any claim related to any disclosure, information statement or Contract delivered to a current or former holder of any Company Capital Stock, Company Options, Company Warrants or any other equity securities of, or ownership interest in, the Company (or any predecessor thereto) in connection with the Merger or Other Transactions); (B) any current or former director, manager, officer, employee, agent or representative of the Company or any Company Subsidiary against the Company or any Company Subsidiary for indemnification, contribution or advancement of expenses relating to actions prior to the Closing (a claim contemplated in this subclause (B), a “D&O Claim”); (C) any Person to the effect that such Person is entitled to any Company Capital Stock, Company Options, Company Warrants or any other equity securities of, or ownership interest in, the Company or any payment in connection with the Merger or Other Transactions other than the payments of the Merger Consideration expressly contemplated hereby; or (C) any Person with respect to any Company Capital Stock, Company Options, Company Warrants or any other equity securities of, or ownership interest in, the Company or any Contract, in each case providing for equity compensation to any Person.

“Continuing Employee” has the meaning set forth in Section 4.11(a).

“Contract” means any contract, agreement, understanding, arrangement, commitment, purchase order, warranty or guarantee, license, use agreement, lease (whether for real estate, a capital lease, an operating lease or other lease or sublease), instrument or note, in each case, that creates a legally binding right or obligation, and, in each case, whether oral, written or otherwise.

“Convertible Note” means each Convertible Promissory Note issued and outstanding as of immediately prior to the Closing, including those issued pursuant to the terms of that certain Note Purchase Agreement, dated as of October 30, 2018, by and between the Company and the Purchasers party thereto.

“Copyrights” means all copyrights and all other rights with respect to works of authorship, and all applications therefor and registrations thereof (including any moral and economic rights, however denominated).

“Cost of Goods Sold” means the total cost of manufacturing, testing and delivering COGS Products, including raw materials, direct labor, indirect labor required to support the production of Smart Tip Kit products and cartridges, scrap, overhead, and freight in costs, to be calculated in accordance with GAAP.

“Current Merger Consideration” means the aggregate Merger Consideration as measured at the time of payment or release, as applicable, of the General Indemnity Escrow Funds, Working Capital Escrow Funds, the Reserve Fund, the Initial Payment, Milestone Payment, or any other Additional Payment, as applicable.

“D&O Claim” has the meaning set forth in the definition of Constituent Claim in this Exhibit A.

“Tail Policy” has the meaning set forth in Section 5.6(a).

“Damages” means any losses, costs, damages, Liabilities, Taxes, expenses, obligations, Proceedings, judgments and settlements (including reasonable legal fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing), whether asserted by third parties or incurred or sustained in the absence of third-party claims, but shall not include punitive or exemplary damages except as paid to a third party.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Schedule” means the disclosure schedule of even date herewith delivered by the Company to Parent prior to the execution and delivery of this Agreement.

“Dollars” or “$” means the lawful currency of the United States.

“Domain Names” means all domain names, uniform resource locators and other names and locators associated with the internet, including applications and registrations thereof.

“EAR” has the meaning set forth in Section 2.20(a).

“Effective Date” has the meaning set forth in Section 1.3.

“Effective Time” has the meaning set forth in Section 1.3.

“Employer Tax Portion” has the meaning set forth in Section 1.11(e).

“Environmental Claim” means any Proceeding or notice (written or oral) by any Person alleging potential Liability (including potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of, or exposure to, any Materials of Environmental Concern at any location, whether or not owned or operated by the Company, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, Laws relating to (a) emissions, discharges, releases or threatened releases of, or exposure to, Materials of Environmental Concern, (b) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, (c) recordkeeping, notification, disclosure and reporting requirements regarding Materials of Environmental Concern and (d) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any corporation, partnership, limited liability company, sole proprietorship, trade, business or other Person that, together with the Company or any Company Subsidiary is (or, at any time, was) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) or 4001(b)(1) of ERISA.

“Escrow Agent” means PNC Bank, National Association.

“Escrow Agreement” has the meaning set forth in Section 1.13(a).

“Escrow Amount” means an amount equal to the General Indemnity Escrow Amount plus the Working Capital Adjustment Escrow Amount.

“Escrow Participants” means the holders of Series G Preferred Stock, Series F Preferred Stock, and Carve-Out Common Stock, Qualifying Warrant Holders and Qualifying Option Holders.

“Excluded Shares” has the meaning set forth in Section 1.7(d).

“FDA” has the meaning set forth in Section 2.21(a).

“FDA Laws” means (a) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. § 301 et seq.) (“FDCA”), (b) the Public Health Service Act of 1944 (42 U.S.C. § 201 et seq.) (“PHSA”), (c) the rules and regulations promulgated by the FDA pursuant to the FDCA and PHSA, and (d) any similar Laws of any other Regulatory Authority or Governmental Entity.

“Federal Health Care Program” has the meaning specified in Section 1128B(f) of the SSA and includes the Medicare, Medicaid and TRICARE programs.

“Federal Privacy and Security Regulations” has the meaning set forth in Section 2.22(e).

“Final Closing Balance Sheet” has the meaning set forth in Section 1.14(a).

“Final Closing Statement” has the meaning set forth in Section 1.14(a).

“Final Merger Consideration” has the meaning set forth in Section 1.14(a).

“Financial Statements” means the Annual Financial Statements and the Interim Financial Statements.

“First Generation Products” means the Company’s first-generation handheld “iovera” product, System IST0221, including line extension, derivative, improvement, replacement or enhancement to a First Generation Product, or a product substantially based upon, substantially derived from or incorporates substantially the elements of a First Generation Product.

“First Series F Payment” means an amount equal to (a) the Series F Issue Price, plus (b) the quotient of the Total Series F Dividend Amount divided by the number of Total Outstanding Series F Preferred Shares; provided that in the event that the Current Merger Consideration are insufficient to permit payment in full of the First Series F Payment, then after, and subject to, the payments in full of the Carve-Out Payment and any Preferred Payments to be made prior to the First Series F Payment, an amount equal to (x) the remaining amount of the Current Merger Consideration payable but not yet paid hereunder divided by (y) the number of Total Outstanding Series F Preferred Shares shall be paid in lieu of the First Series F Payment that would have been paid but for the insufficiency of the amount of Current Merger Consideration to permit payment in full of the First Series F Payment.

“First Series G Payment” means an amount equal to (a) the Series G Issue Price, plus (b) (other than in the case of a payment made to a Qualifying Company Warrant Holder) the quotient of the Total Series G Dividend Amount  divided by the number of Total Outstanding Series G Preferred Shares, provided that in the event that the Current Merger Consideration is insufficient to permit payment in full of the First Series G Payment, then after, and subject to, the payments in full of the Carve-Out Payment and any Preferred Payments to be made prior to the First Series G Payment, an amount equal to (x) the remaining amount of the Current Merger Consideration payable but not yet paid hereunder divided by (y) the number of Total Outstanding Series G Preferred Shares shall be paid in lieu of the First Series G Payment that would have been paid but for the insufficiency of the amount of Current Merger Consideration to permit payment in full of the First Series G Payment.

“Fundamental Representations” means (a) the representations and warranties set forth in Section 2.1 (Organization, Standing and Power; Company Subsidiaries), Section 2.2 (Capitalization; Title to Shares; Subsidiaries), Section 2.3(a) (Authority), Section 2.10(b) (Title to Property), Section 2.14 (Taxes), Section 2.15 (Employee Benefit Plans), and Section 2.24 (Brokers’ and Finders’ Fees), and (b) the certification as to the accuracy of the representations and warranties set forth in subclause (a) of this definition contained in any certificate furnished by the Company pursuant to this Agreement.

“GAAP” means the United States generally accepted accounting principles.

“General Indemnity Escrow Account” has the meaning set forth in Section 1.13(b).

“General Indemnity Escrow Amount” means [**]

“General Indemnity Escrow Funds” means, at any time, the portion of the General Indemnity Escrow Amount remaining in the General Indemnity Escrow Account.

“Governmental Entity” means any: (a) nation, state, county, city, district or other similar jurisdiction of any nature; (b) federal, state, local or foreign government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, commission, bureau, instrumentality, department, official, entity, court or tribunal); (d) multinational organization or body; or (e) body or other Person entitled by Law, Contract or other arrangement to exercise any arbitrative,

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted portions.

administrative, certification, executive, judicial, legislative, licensing, police, regulatory or Taxing authority or power.

“Gross Sales Amount” means, for the relevant consecutive four-fiscal-quarter period, the total amount of revenue recognized in accordance with GAAP for worldwide sale, distribution, transfer or license (including upfront, milestone and similar payments) to third parties by (i) the Company (to the extent such sales take place on or prior to the Closing Date) or (ii) by Parent or the Company or any of their respective affiliates (to the extent such sales take place after the Closing Date), during such consecutive four-fiscal-quarter period.

“HCERA” has the meaning set forth in Section 2.15(e).

“Health Care Laws” has the meaning set forth in Section 2.22(c).

“Health Care Reform Laws” has the meaning set forth in Section 2.15(e).

“HIPAA” has the meaning set forth in Section 2.22(c).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Filing” has the meaning set forth in Section 4.2(b).

“Inbound License(s)” means any Contract pursuant to which the Company is authorized or otherwise permitted to access or exploit any other Person’s Intellectual Property, including any Software license, Patent license, Copyright license, Trademark license, software as a services Contract or a cloud services Contract.

“Indebtedness” means any obligation, including accrued and unpaid interest on, and other payment obligations (including prepayment penalties, premiums, breakage costs, fees and other costs and expenses associated with repayment), or other Liability under or for any of the following (excluding any trade payable incurred in the Ordinary Course of Business): (a) indebtedness for borrowed money (including if guaranteed or for which a Person is otherwise liable or responsible, including an obligation to assume indebtedness); (b) obligation evidenced by a note, bond, debenture or similar instrument (including a letter of credit); (c) surety bond; (d) swap or hedging Contract; (e) all obligations of the Company as lessee under leases that have been recorded or should be recorded as capital leases in accordance with GAAP; (f) banker acceptance; (g) purchase money mortgage, indenture, deed of trust or other purchase money Lien or conditional sale or other title retention agreement; (h) indebtedness or other obligations secured by any Lien upon any asset; (i) the deferred purchase price of assets or services with respect to which such Person is liable (regardless of how structured), contingently or otherwise, as obligor or otherwise (including “earn-outs”, “milestones” and “seller notes” payable with respect to the acquisition of any business, assets or securities); (j) settlement agreements that impose any Liabilities on the Company; (k) the Convertible Notes; and (l) the Liabilities set forth on Schedule 1.5.

“Indemnifying Securityholder” means each Escrow Participant.

“Independent Accounting Firm” has the meaning set forth in Section 1.14(c).

“Information Statement” has the meaning set forth in Section 4.10(b).

“Initial Payment” has the meaning set forth in Section 1.12(b).

“Intellectual Property” means collectively all Intellectual Property Rights and Technology.

“Intellectual Property Rights” means any and all rights (anywhere in the world, whether statutory, common law or otherwise) with respect to: (a) Patents; (b) Copyrights; (c) Trademarks; (d) Domain Names; (e) telephone numbers; (f) Trade Secrets, including rights to limit the use or disclosure thereof by any person; (g) privacy or publicity; (h) masks works; (i) Technology; (j) databases and data collections; (k) all other equivalent or similar rights; and (l) any rights to pursue, recover or retain damages, costs or attorneys’ fees for past, present and future infringement or misappropriations of the foregoing.

“Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company as of December 31, 2018.

“Interim Financial Statements” means the Interim Balance Sheet and the related unaudited consolidated statements of operations and cash flows of the Company for the 12 months ended December 31, 2018.

“IRS” means the Internal Revenue Service.

“Junior Preferred Stock” means the Junior Preferred Stock, par value $0.0001 per share, of the Company.

“Key Customer” has the meaning set forth in Section 2.25(a).

“Key Supplier” has the meaning set forth in Section 2.25(b).

“Knowledge” means the actual knowledge of the Chief Executive Officer of the Company, the Vice President, Finance, of the Company, Edward Kleinhans and each of their direct reports, in each case after due inquiry.

“Law” means any applicable provision of any constitution, treaty, statute, law (including the common law), rule, regulation, ordinance, code or Order enacted, adopted, issued, promulgated, administered or enforced by any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 2.18(b).

“Liability” means any liability or obligation of any kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated or due or to become due).

“Licenses” means collectively all Inbound Licenses and the Outbound Licenses.

“Lien” means any security interest, lien (including any mechanic’s lien, materialmen’s lien or Tax lien), restriction, claim, pledge, encumbrance, mortgage, deed of trust, option, restriction on transfer, imperfection of title, easement, encroachment, preemptive right, right of first refusal, right of first offer or charge of any kind or nature, whether consensual, statutory or otherwise.

“Material Adverse Effect” means any condition, change, effect, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the (a) the Company or (b) the ability of the Company or any Securityholder to consummate the transactions contemplated by this Agreement or the other Transaction Documents, provided, however, none of the following shall be deemed, either alone or in combination, to constitute, and no change, event, circumstance or effect arising from or attributable or relating to any of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) the public announcement of this Agreement; (ii) conditions generally affecting the industries in which the Company operates or participates, the U.S. economy or financial markets or any foreign markets or any foreign economy or financial markets in any location where the Company operates; (iii) compliance with the terms of, or the taking of any action required by, this Agreement; (iv) any change in GAAP or applicable Laws (or interpretation thereof), including regulatory changes; (v) any change, event, circumstance or effect arising in connection with any acts of God, calamities, acts of war, terrorism or military action or the escalation thereof, national or international political or social conditions; (vi) any action required to be taken under applicable Laws, including any actions taken or required to be taken by the Company in order to obtain any approval or authorization for the consummation of the Merger under applicable antitrust or competition Laws; or (vii) any failure in and of itself (as distinguished from any change or effect giving rise to or contributing to such failure) by the Company to meet any projections or forecasts for any period (it being understood that other than as specifically excluded herein, the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect; provided, in the case of clauses (ii), (iv), (v) or (vi) that such changes do not adversely affect the Company in a manner that is materially disproportionate from similarly situated businesses engaged in the same industry as the Company.

“Material Contract” has the meaning set forth in Section 2.26.

“Materiality Qualifier” means a qualification to a representation or warranty by use of the word “material,” “materially” or “materiality” or by a reference regarding the occurrence or non-occurrence or possible occurrence or non-occurrence of a Material Adverse Effect or a “materially adverse effect.”

“Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances and words of similar regulatory import, biohazardous materials, medical wastes, petroleum and petroleum products, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health, safety or the environment.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.11.

“Merger Sub” has the meaning set forth in the preamble.

“Milestone” has the meaning set forth in Section 1.15(a).

“Milestone Achievement Period” has the meaning set forth in Section 1.15(b)(i).

“Milestone Objection Notice” has the meaning set forth in Section 1.15(f)(ii).

“Milestone Payment” has the meaning set forth in Section 1.15(a).

“NDA” has the meaning set forth in Section 5.2.

“Net Sales Amount” means, for the relevant consecutive four-fiscal-quarter period, an amount equal to the Gross Sales Amount during such consecutive four-fiscal-quarter period, less the following deductions, in each case to the extent related to product sales made during such consecutive four-fiscal-quarter period:

(a)           normal and customary trade, quantity, prompt pay and cash discounts;

(b)           customer rebates (including distributor, end customer and government customer programs), chargebacks or other discount or price reduction programs;

(c)           amounts repaid or credited by reason of billing corrections, rejections, defects, recalls, or returns or because of retroactive price reductions and bad debts;

(d)           wholesaler fees;

(e)           postage, warehousing, insurance, duties, sales Taxes and value added Taxes, in each case to the extent added to the sale price and set forth separately as such in the total amount invoiced, consistent with past practices;

provided that the Net Sales Amount will be calculated in accordance with GAAP.  For the avoidance of doubt, the calculations of Net Sales or Gross Sales Amounts will not be reduced by sales commissions paid to internal sales representatives or to third party distributors or collaboration partners.

“Net Working Capital” has the meaning set forth in Schedule 1.4, determined in accordance with GAAP, consistently applied by the Company, and in accordance with the methodology described on Schedule 1.4.

“Objection Notice” has the meaning set forth in Section 1.14(b).

“Objection Period” has the meaning set forth in Section 1.14(b).

“Open Source License” means an agreement that: (a) licenses Software; (b) is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU GPL, the GNU LGPL, the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License, the Academic Free License, the BSD license and the Apache License; or (c) is a Reciprocal License.

“Open Source Materials” means any Software or other materials licensed under an Open Source License.

“Option Holder Transmittal Letter” has the meaning set forth in Section 1.8(a).

“Order” has the meaning set forth in Section 2.7.

“Ordinary Course of Business” means, with respect to any Person, the ordinary and usual course of normal day-to-day operations of such Person, consistent with such Person’s past practice.

“Other Transactions” means the transactions contemplated by this Agreement or the other Transaction Documents (other than the Merger).

“Outbound License(s)” means any Contract pursuant to which the Company or any Company Subsidiary authorizes or otherwise permits any other Person to access or exploit any Company Intellectual

Property, including any Software license, Patent license, Copyright license, Trademark license, or any Contract pursuant to which a Person obtains a right to access or exploit any Company Intellectual Property in the form of services, such as a software as a services Contract or a cloud services Contract.

“Owned Intellectual Property” means all Company Intellectual Property other than Intellectual Property licensed to the Company pursuant to an Inbound License.

“Parent” has the meaning set forth in the preamble.

“Parent Benefit Plans” has the meaning set forth in Section 4.11(b).

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Indemnified Person” has the meaning set forth in Section 8.1(a).

“Parent Severance Portion” means the portion of the Severance Payments excluded from the determination of Change of Control Liabilities hereunder as provided in the definition of “Change of Control Liabilities”.

“Party” or “Parties” has the meaning set forth in the preamble.

“Patents” means all: (a) patents and patent applications; (b) all reissues, reexaminations, extensions, continuations, continuations in part, continuing prosecution applications and divisions of any of the items listed in clause (a) or (b) of this definition; (c) all foreign counterparts to any of the items listed in clause (a), (b) or (c) of this definition, including utility models, inventors’ certificates, industrial design protection and any other form of grant or issuance by any Governmental Entity; and (d) all patents that issue from any of the items listed in (a), (b) or (c) of this definition.

“Paying Agent” has the meaning set forth in Section 1.18(a).

“Paying Agent Agreement” has the meaning set forth in Section 1.18(a).

“Paying Agent Deposit” has the meaning set forth in Section 1.18(c).

“Payoff Letter” has the meaning set forth in Section 6.3(e).

“Permitted Lien” means any: (a) Lien for any Tax, assessment or other governmental charge that is not yet due and payable or that may thereafter be paid without penalty; or (b) mechanic’s, materialmen’s, landlord’s or similar Lien arising or incurred in the Ordinary Course of Business of the applicable Person that secures any amount that is not overdue, provided that in the case of each of clauses (a) and (b) above, adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP, consistently applied by the Company.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or any other business entity or association or any Governmental Entity.

“Personally Identifiable Information” means any information that specifically identifies, or is capable of identifying, any individual Person, whether living or dead, including any information that could be associated with such individual, such as an address, e-mail address, telephone number, health information, financial information, drivers’ license number, location information, or government issued identification number.

“Post-Closing Straddle Period” has the meaning set forth in Section 5.5(c).

“Post-Closing Tax Period” means any Tax period that begins after the Closing Date.

“Pre-Closing Statement” has the meaning set forth in Section 1.12(a).

“Pre-Closing Straddle Period” has the meaning set forth in Section 5.5(c).

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to any Straddle Period, any portion thereof ending on, and including, the Closing Date.

“Preferred Payments” means the Series G Payments and the Series F Payments.

“Proceeding” has the meaning set forth in Section 2.7.

“Products” has the meaning set forth in Section 2.12.

“Qualifying Company Option” means each Company Option outstanding as of immediately prior to the Effective Time exercisable into Carve-Out Common Stock, with an Applicable Option Exercise Price that is less than an amount equal to the Carve-Out Common Merger Consideration Per Share, except as otherwise contemplated on Schedule 4.9(c).

“Qualifying Company Option Merger Consideration Per Share” means, with respect to each share underlying a Qualifying Company Option, the difference of (a) the Carve-Out Common Merger Consideration Per Share minus (b) the Applicable Option Exercise Price.

“Qualifying Company Warrant” means each Company Warrant outstanding as of immediately prior to the Effective Time exercisable into Series G Preferred Stock with an Applicable Warrant Exercise Price that is less than an amount equal to the Series G Payments (assuming full payment or release of all Milestone Payments and the Escrow Amounts and no adjustments to the Merger Consideration contemplated in Section 1.14).

“Qualifying Company Warrant Merger Consideration Per Share” means, with respect to each Qualifying Company Warrant, the difference of (a) the Series G Payments (but for the avoidance of doubt shall not include the provision (b) in the definition of “First Series G Payment”), minus (b) the Applicable Warrant Exercise Price (assuming full payment or release of all Milestone Payments and the Escrow Amounts and no adjustments to the Merger Consideration contemplated in Section 1.14).

“Qualifying Option Holder” means each holder of a Qualifying Company Option as of immediately prior to the Effective Time.

“Qualifying Stockholder” means each holder of Company Capital Stock that is an Escrow Participant.

“Qualifying Warrant Holder” means each holder of a Qualifying Company Warrant as of immediately prior to the Effective Time.

“Real Property Lease” has the meaning set forth in Section 2.18(b).

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted to the licensee in such license upon: (a) the disclosure, distribution or licensing of any Software (other than such item of Software in its unmodified form); (b) a requirement that another Person be permitted to access, modify, make derivative works of, or reverse-engineer any such Software; (c) a requirement that such Software be redistributable by another Person; or (d) the grant of any Patent or other rights including non-assertion or Patent license obligations by the licensee of such license.

“Registered Intellectual Property” means any Owned Intellectual Property that is the subject of an application or registration with any Governmental Entity, including any Domain Name registration and any application or registration for any Patent, Copyright or Trademark.

“Registrations” means all Company Authorizations issued by any Regulatory Authority or Governmental Entity (including 510(k) clearances or pre-market notifications, pre-market approvals, investigational device exemptions, product recertifications, device establishment registrations, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research, clinical investigation, development, manufacture, distribution, commercialization, advertising, labeling, packaging, marketing, promotion, holding, handling, storage, transportation, import, export, use and sale of the products of the Company.

“Regulatory Authority” means the FDA, the Department of Health and Human Services, the Department of Justice, and any other Governmental Entity that regulates the research, clinical investigation, development, marketing, distribution, advertising, commercialization, labeling, packaging, holding, storage, promotion, sale, use, import, export, handling and control, safety, efficacy, reliability or manufacturing of medical devices.

“Representative Engagement Agreement” has the meaning set forth in Section 5.4(b).

“Representative Group” has the meaning set forth in Section 5.4(b).

“Representative Losses” has the meaning set forth in Section 5.4(b).

“Reserve Fund” has the meaning set forth in Section 1.15(h).

“Restricted Share” means a share of Restricted Stock (within the meaning of the applicable Company Incentive Plan).

“Second Generation Product” means the Company’s second-generation handheld “iovera” products, including line extension, derivative, improvement, replacement or enhancement to such a Second Generation Product, or a product substantially based upon, substantially derived from or incorporates substantially the elements of a Second Generation Product.

“Second Series F Payment” means an amount equal to the Series F Issue Price; provided that in the event that the Current Merger Consideration are insufficient to permit payment in full of the Second Series F Payment, then after, and subject to, the payments in full of the Carve-Out Payment and any Preferred Payments to be made prior to the Second Series F Payment, an amount equal to (x) the remaining amount of the Current Merger Consideration payable but not yet paid hereunder divided by (y) the number of Total Outstanding Series F Preferred Shares shall be paid in lieu of the Second Series F Payment that would have been paid but for the insufficiency of the amount of the Current Merger Consideration to permit payment in full of the Second Series F Payment.

“Second Series G Payment” means an amount equal to the Series G Issue Price; provided that in the event that the Current Merger Consideration are insufficient to permit payment in full of the Second Series G Payment, then after, and subject to, the payments in full of the Carve-Out Payment and any Preferred Payments to be made prior to the Second Series G Payment, an amount equal to (x) the remaining amount of the Current Merger Consideration payable but not yet paid hereunder divided by (y) the number of Total Outstanding Series G Preferred Shares shall be paid in lieu of the Second Series G Payment that would have been paid but for the insufficiency of the amount of the Current Merger Consideration to permit payment in full of the Second Series G Payment.

“Securityholders” means the Stockholders, the Qualifying Option Holders and the Qualifying Warrant Holders.

“Securityholders’ Representative” has the meaning set forth in the preamble.

“Series E-2 Preferred Stock” means the Series E-2 Preferred Stock, $0.0001 par value per share, of the Company.

“Series F Issue Price” means $0.8740 (as appropriately adjusted to reflect the effect of any stock dividend, split, combination, reclassification, recapitalization or other similar event with respect to the Series F Preferred Stock).

“Series F Payments” has the meaning set forth in Section 1.12(b)(v).

“Series F Preferred Stock” has the meaning set forth in Section 1.12(b)(iii).

“Series G Equivalents” means Series G Preferred Stock and shares of Series G Preferred Stock for which a Qualifying Company Warrant is exercisable.

“Series G Issue Price” means $0.4850 (as appropriately adjusted to reflect the effect of any stock dividend, split, combination, reclassification, recapitalization or other similar event with respect to the Series G Preferred Stock).

“Series G Payments” has the meaning set forth in Section 1.12(b)(iv).

“Series G Preferred Stock” has the meaning set forth in Section 1.12(b)(ii).

“Severance Payment” means a severance payment in respect of an obligation arising out of the actions taken under Schedule 4.9(b)

“Shortfall Amount” has the meaning set forth in Section 1.14(d).

“Signing Date Offer Letters” has the meaning set forth in the Recitals.

“Smart Tip Products” means the Company’s Smart Tip Products: Trident 307 / STT 0513, Ukaiah 309 / STT 0309, and 190, including line extension, derivative, improvement, replacement or enhancement to such a Smart Tip Product, or a product substantially based upon, substantially derived from or incorporates substantially the elements of a Smart Tip Product.

“Software” means all computer programs (including any and all software implementation of algorithms, models and methodologies whether in Source Code or object code), databases and computations (including any and all data and collections of data), documentation (including user manuals and training materials) relating to any of the foregoing and the content and information contained in any web sites.

“Source Code” means Software and code, in a form other than object code form, including: (a) related programmer comments and annotations, help text, data and data structures, instructions; and (b) procedural, object-oriented and other code, in each case, which may be printed out or displayed in human readable form.

“SSA” has the meaning set forth in Section 2.22(b).

“Stockholder(s)” means the holders of the Company Capital Stock.

“Stockholder Transmittal Letter” has the meaning set forth in Section 1.18(b).

“Straddle Period” means any complete Tax period of the Company relating to any Tax that includes but does not end on the Closing Date.

“Support Agreement” has the meaning set forth in Section 6.3(l).

“Support Agreement Stockholders” means holders of Company Capital Stock representing (a) at least 90% of the aggregate number of shares of Company Capital Stock outstanding held by Qualifying Stockholders as of immediately prior to the Closing (on an as converted into Common Stock basis); and (b) the holders necessary to obtain the consent of the Stockholders set forth in subclause (a) of the definition of “Company Stockholder Approval” herein.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Systems” has the meaning set forth in Section 2.11(l).

“Target Net Working Capital Amount” means $1,286,863.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, rent, use, transfer, registration, value added, alternative or add-on minimum, estimated or other charges in the nature of a tax, including escheat and unclaimed asset obligations, and  including any interest, fine, penalty or similar addition thereto, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Tax Return” means any return, declaration, report, filing, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof, filed or required to be filed with a Governmental Entity.

“Technology” means any and all: (a) technology, compositions or matter, formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (c) customer lists, customer contact and registration information, customer correspondence and customer purchasing histories; (d) specifications, designs, models, devices, prototypes, schematics and development tools; (e) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter; (f) databases and other compilations and collections of data or information; (g) Trade Secrets; and (h) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed herein.

[**].

“Third-Party Claim” has the meaning set forth in Section 8.2(b).

“Threshold” has the meaning set forth in Section 8.4(a).

“Total Outstanding Series F Preferred Shares” means the aggregate number of shares of Series F Preferred Stock issued and outstanding as of immediately prior to the Effective Time.

“Total Outstanding Series G Preferred Shares” means the aggregate number of shares of Series G Preferred Stock issued and outstanding as of immediately prior to the Effective Time.

“Total Series F Dividend Amount” means, as of immediately prior to the Effective Time, the aggregate amount of all accrued and unpaid dividends on the Total Outstanding Series F Preferred Shares.

“Total Series G Dividend Amount” means, as of immediately prior to the Effective Time, the aggregate amount of all accrued and unpaid dividends on the Total Outstanding Series G Preferred Shares.

“Trademarks” means all trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, or brand names, together with all goodwill associated with any of the foregoing, and all applications and registrations therefor.

“Trade Secrets” means information and materials not generally known to the public, including trade secrets and other confidential or proprietary information.

“Transaction Documents” means this Agreement and each other Contract, document, certificate and instrument entered into or executed by any Party or the Securityholders in connection with this Agreement.

“Transaction Expenses” has the meaning set forth in Section 9.12.

“Transaction Proposal” has the meaning set forth in Section 4.7.

“Transfer Taxes” has the meaning set forth in Section 5.5(e).

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

“Warrant Cancellation Agreement” has the meaning set forth in Section 1.10(a).

“Working Capital Adjustment Escrow Account” has the meaning set forth in Section 1.13(a).

“Working Capital Adjustment Escrow Amount” means an amount in cash equal to $500,000.

[**] - Indicates certain information has been redacted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted portions.

“Working Capital Adjustment Escrow Funds” means, at any time, the portion of the Working Capital Adjustment Escrow Amount remaining in the Working Capital Adjustment Escrow Account.